     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1997


                                                      REGISTRATION NO. 333-23629

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                       LODGENET ENTERTAINMENT CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                          4841                  46-0371161
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                             808 WEST AVENUE NORTH
                        SIOUX FALLS, SOUTH DAKOTA 57104
                                 (605) 330-1330

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ERIC R. JACOBSEN
                        VICE PRESIDENT, GENERAL COUNSEL
                       LODGENET ENTERTAINMENT CORPORATION
                             808 WEST AVENUE NORTH
                        SIOUX FALLS, SOUTH DAKOTA 57104
                                 (605) 330-1330

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:


                             GREGG F. VIGNOS, ESQ.
                            THERESA GUY MORAN, ESQ.
                         PILLSBURY MADISON & SUTRO LLP
                                 P.O. BOX 7880
                            SAN FRANCISCO, CA 94102

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/


    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       LODGENET ENTERTAINMENT CORPORATION

     Cross-Reference Sheet Pursuant to Item 501(b) of Regulation S-K, and Rule
                                     404(a)
     Showing Location in Prospectus of Information Required by Items in S-4

           ITEM NUMBER AND HEADING IN FORM S-4                              LOCATION OR HEADING IN PROSPECTUS
           -----------------------------------------------------  -----------------------------------------------------
A.  INFORMATION ABOUT THE TRANSACTION
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus.....................  Outside Front Cover Page

       2.  Inside Front and Outside Back Cover Pages of
             Prospectus.........................................  Inside Front and Outside Back Cover Pages

       3.  Risk Factors, Ratio of Earnings to Fixed Charges and
             Other Information..................................  Prospectus Summary; Risk Factors; Selected
                                                                    Consolidated Financial and Other Data

       4.  Terms of the Transaction.............................  Prospectus Summary; The Exchange Offer; Description
                                                                    of the Notes

       5.  Pro Forma Financial Information......................  Selected Consolidated Financial and Other Data

       6.  Material Contracts with the Company Being Acquired...  Not Applicable

       7.  Additional Information Required for Reoffering by
             Persons and Parties Deemed to be Underwriters......  Plan of Distribution

       8.  Interests of Named Experts and Counsel...............  Legal Matters

       9.  Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities.....................  Not Applicable

B.  INFORMATION ABOUT THE REGISTRANT

      10.  Information With Respect to S-3 Registrants..........  Not Applicable

      11.  Incorporation of Certain Information by Reference....  Not Applicable

      12.  Information with Respect to S-2 or S-3
             Registrations......................................  Not Applicable

      13.  Incorporation of Certain Information by Reference....  Not Applicable

      14.  Information with Respect to Registrants Other than
             S-2 or S-3 Registrants.............................  Prospectus Summary; Risk Factors; The Exchange Offer;
                                                                    Capitalization; Selected Consolidated Financial and
                                                                    Other Data; Management's Discussion and Analysis of
                                                                    Financial Condition and Results of Operations;
                                                                    Business; Management; Principal Security Holders;
                                                                    Certain Transactions; Credit Arrangements of the
                                                                    Company; Description of the Notes; Consolidated
                                                                    Financial Statements

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

      15.  Information with Respect to S-3 Companies............  Not Applicable

      16.  Information with Respect to S-2 or S-3 Companies.....  Not Applicable

           ITEM NUMBER AND HEADING IN FORM S-4                              LOCATION OR HEADING IN PROSPECTUS
           -----------------------------------------------------  -----------------------------------------------------
      17.  Information with Respect to Companies Other than S-2
             or S-3 Companies...................................  Not Applicable

D.  VOTING AND MANAGEMENT INFORMATION

      18.  Information if Proxies, Consents or Authorizations
             are to be Solicited................................  Not Applicable

      19.  Information if Proxies, Consents or Authorizations
             are to be Solicited or in an Exchange Offer........  Management, Principal Shareholders, Certain
                                                                    Transactions

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED            , 1997

PROSPECTUS

                                     [LOGO]

                       OFFER TO EXCHANGE ALL OUTSTANDING

                         10 1/4% SENIOR NOTES DUE 2006
                                      FOR
                         10 1/4% SENIOR NOTES DUE 2006
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                             ---------------------

    LodgeNet Entertainment Corporation, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange its 10 1/4% Senior Notes Due 2006 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus is a part, for its outstanding 10 1/4% Senior Notes Due 2006 (the "Private Notes" and, together with the Exchange Notes, the "Notes") of the Company.

    The Company will accept for exchange any and all Private Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the
Exchange Offer expires, which will be             , 1997, unless the Exchange
Offer is extended (the "Expiration Date"). The exchange of Exchange Notes for the Private Notes will be made as soon as practicable after the close of the Exchange Offer. The Company will accept for exchange all Private Notes tendered and not validly withdrawn pursuant to the Exchange Offer and will deliver to the Trustee (as defined herein) for cancellation all Private Notes so accepted for exchange. The Company shall cause the Trustee to authenticate and deliver to each holder of the Private Notes the Exchange Notes equal in principal amount to the Private Notes of such holder so accepted for exchange. The Exchange Offer is not conditioned upon any minimum principal amount of Private Notes being tendered for exchange. See "The Exchange Offer." The Company has agreed to pay the expenses of the Exchange Offer.

    The Exchange Notes will be obligations of the Company issued pursuant to the Indenture (as defined herein) under which the Private Notes were issued. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes except that the Exchange Notes will not contain terms with respect to transfer restrictions and the Exchange Notes have been registered under the Securities Act. See "The Exchange Offer."

                                                        (CONTINUED ON NEXT PAGE)

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF PRIVATE NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

    SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE EXCHANGE NOTES.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is             , 1997

(CONTINUED FROM PREVIOUS PAGE)

    The Exchange Notes will mature on December 15, 2006, unless previously redeemed. Interest on the Exchange Notes is payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1997. The Exchange Notes will be redeemable, in whole or in part, at the option of the Company, at any time on or after December 15, 2001 at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, at any time on or before December 15, 1999, the Company may redeem up to 35% of the aggregate principal amount of Exchange Notes with the proceeds of one or more Public Equity Offerings (as defined herein), at 110.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided however that at least 97.5 million of the aggregate principal amount of Exchange Notes originally issued are outstanding immediately after giving effect to any such redemption. Upon a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding Exchange Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes."


    The Exchange Notes are being offered hereunder to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined herein). Based on existing interpretations of the Securities Act by the staff of the Securities and Exchange Commission (the "Commission") set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of the Private Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above mentioned no-action letters, (ii) will not be able to tender its Private Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Private Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In, addition, any holder of the Private Notes who does not acquire the Exchange Notes in the ordinary course of business (i) cannot rely on the interpretation by the staff of the Commission set forth in the above mentioned no-action letters, (ii) cannot tender its Private Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act.


    Each holder of the Private Notes (other than certain specified holders) who wishes to exchange the Private Notes for Exchange Notes in the Exchange Offer is required to represent to the Company that (i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of the commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer" and "Plan of Distribution."

    Until             , 1997 all dealers effecting transactions in the
registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    The Private Notes and the Exchange Notes constitute new issues of securities with no established public trading market. The Private Notes, however, have traded on the National Association of Securities Dealers, Inc.'s Private Offerings, Resales and Trading through Automated Linkages Market. Any Private

Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Private Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Private Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Private Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Private Notes except under certain limited circumstances. See "Description of the Notes--Registration Rights." No assurance can be given as to the liquidity of the trading market for either the Private Notes or the Exchange Notes.

    The Company will not receive any proceeds from this offering, and no underwriter is being utilized in connection with the Exchange Offer. See "Use of Proceeds."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. The Company filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    Under the terms of the Indenture (as defined herein), under which the Private Notes were issued, and under which the Exchange Notes are to be issued, the Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission all reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if it were subject thereto.

                            ------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE EXCHANGE NOTES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Summary...................................................................    5
Risk Factors..............................................................   16
The Exchange Offer........................................................   23
Use of Proceeds...........................................................   32
Capitalization............................................................   33
Selected Consolidated Financial and Other Data............................   34
Management's Discussion and Analysis of Financial Conditions and Results
  of Operations...........................................................   36
Business..................................................................   47
Management................................................................   67
Principal Stockholders....................................................   73
Certain Transactions......................................................   74
Credit Arrangements of the Company........................................   75
Description of the Notes..................................................   77
Certain Federal Income Tax Consequences...................................  102
Plan of Distribution......................................................  102
Legal Matters.............................................................  103
Experts...................................................................  103
Available Information.....................................................  103
Index to Consolidated Financial Statements................................  F-1


                            ------------------------

    THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES LAWS. CERTAIN STATEMENTS REGARDING THE COMPANY'S AND ITS SUBSIDIARIES' EXPECTED FINANCIAL POSITION, BUSINESS AND FINANCING PLANS, INCLUDING WITH RESPECT TO REGULATION, COMPETITION, LITIGATION AND RESNET (AS DEFINED BELOW), ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY AND ITS SUBSIDIARIES BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, ITS SUBSIDIARIES OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY INCLUDING THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. REFERENCES IN THIS PROSPECTUS TO THE COMPANY INCLUDE ITS PREDECESSOR AND ITS SUBSIDIARIES, UNLESS THE CONTEXT INDICATES OTHERWISE. THE NOTES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER "RISK FACTORS."

                                  THE COMPANY

    LodgeNet provides video on-demand, network-based video games, cable television programming and other interactive entertainment and information services to the lodging and multi-family dwelling unit ("MDU") markets utilizing its proprietary broadband local area network ("B-LAN"-SM-) system architecture. Through its rapid growth, the Company has become the second largest provider of such services to the lodging market (based on total rooms served), currently serving over 516,000 rooms in over 3,400 hotel properties throughout the United States and Canada. In January 1996, the Company formed ResNet Communications, Inc. ("ResNet") to extend its B-LAN-SM- system architecture and operational expertise into the MDU market. In October 1996, TCI Satellite MDU, Inc. ("TCI Satellite"), an affiliate of Tele-Communications, Inc. ("TCI"), agreed to invest up to $40 million in ResNet in exchange for up to a 36.99% interest in ResNet and agreed to provide ResNet with long-term access to the digital DBS signals provided by TCI Satellite for the MDU market on a nationwide basis.

    LodgeNet and ResNet generally operate under exclusive long-term contracts in the lodging and MDU markets. The Company's lodging guest pay contracts typically have terms of 5 to 7 years and ResNet's MDU contracts are expected to have terms of 8 to 12 years. The exclusive nature of these contracts allows the Company to estimate, based on certain operating assumptions, future revenues, cash flows and rates of return related to the contracts prior to making a capital investment decision.

    The Company has experienced substantial growth in the number of guest pay rooms served, total revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA"). From 1991 through 1996, guest pay rooms served increased from 73,415 to 400,245, revenues increased from $19.6 million to $97.7 million, and EBITDA increased from $2.9 million to $24.7 million.

    LODGING SERVICES. The Company provides its services in the lodging market to corporate-managed hotel chains such as ITT Sheraton, The Ritz-Carlton Company, Harrah's Casino Hotels, Delta Hotels and Resorts, Outrigger, La Quinta Inns, Red Roof Inns and Budgetel Inns, as well as many individual properties flying the Marriott, Holiday Inn, Hilton, Inter-Continental, Prince, Radisson, Westin, Doubletree, Embassy Suites, and other flags. The lodging market in the United States comprises approximately 3.4 million rooms. The Company believes that approximately 1.9 million of these rooms are located in the Company's target market of hotels having more than 100 rooms. The Company provides its services under exclusive, long-term contracts throughout the United States and Canada, and in other select countries through licensing arrangements with strategic partners. The average remaining life of the Company's existing guest pay contracts is over four years, with less than 7% of these contracts due to expire before 1998.

    In the lodging market, the Company's services include Guest Scheduled-SM-on-demand movies, network-based Super Nintendo-Registered Trademark- video games, PRIMESTAR digital-Registered Trademark- satellite-delivered basic and premium cable television programming, and other interactive entertainment and information services. On-demand services enable a guest to purchase and start a movie on-demand, rather than restricting the guest to a predetermined start time. Video games can be started on-demand by a hotel guest who is charged an hourly rate for play time. Free-to-guest services typically involve a customized package of basic and premium cable television programming which the hotel purchases from the Company and provides at no charge to guests. Other services, which are typically provided at no charge to the guest, include guest surveys, folio review and video checkout. The Company is able to offer its interactive services by virtue of the high-speed, two-way digital communications design of its proprietary B-LAN-SM- system architecture. The Company's open-architecture, UNIX-based platform enables the Company to upgrade system software to support the introduction of new services or integrate new technologies as they become commercially available and economically viable.

    The Company believes it is a leader in providing innovative products and services to the lodging industry. The Company believes that it was the first in the lodging market to install network-based interactive video games, the first to install in-room printers for video checkout and other applications, and the first to utilize a Video Room Card-SM- (an image-based menu and purchasing protocol, utilizing pictures and graphics to replace the simple text menus traditionally utilized by its competitors). In 1995, LodgeNet redesigned its interactive system, enabling the Company to deliver what it believes is the first cost-effective system for on-demand movies and network-based video games to mid-size hotels of 100 to 150 rooms, a market segment the Company believes has been historically underserved by guest pay providers. The Company believes that the scalability and advanced features of its redesigned system for mid-size hotels were principal factors in the recent awarding by La Quinta Inns of its over 30,000-room account, Red Roof Inns of its over 27,000-room account and Budgetel Inns of its over 8,000-room account to the Company over other competitors. The Company believes that the mid-size hotel segment represents a large and attractive market for the Company's services that will generate financial returns similar to those achieved by the Company in larger full-service hotels. In April 1996, the Company entered into an agreement with PRIMESTAR Partners L.P. ("PRIMESTAR") pursuant to which the Company was appointed as the exclusive third-party provider (other than the partners in PRIMESTAR and their affiliated distributors) of the PRIMESTAR-Registered Trademark- DBS signal to the lodging industry. This arrangement enables the Company to provide free-to-guest, digital satellite-delivered cable television programming to a broader segment of the lodging industry than can be cost-effectively served with traditional C-band satellite systems. Since February 1997, the Company has been testing an Internet browser at a hotel property that enables the hotel guest to access and navigate the World Wide Web from any guest room television in the hotel, and the Company intends to install and test the Internet browser at additional hotels over the next several months.

    MULTI-FAMILY RESIDENTIAL SERVICES. The Company views the MDU market as attractive due to: (i) the large market size; (ii) the portability to this market of the Company's B-LAN-SM- system architecture and operating expertise developed for the lodging market; (iii) the favorable regulatory environment available to operators such as ResNet who qualify as "private cable" operators under applicable federal regulations (including the absence of franchise requirements, "must-carry" obligations and rate regulations applicable to traditional franchised cable operators); and (iv) the exclusive long-term contracts that have customarily been available in the MDU market.

    The Company believes it is well positioned to pursue the large MDU private cable market with its proprietary B-LAN-SM- system architecture and the ability to offer the DBS signals provided by TCI Satellite on a nationwide basis. The Company believes there are approximately 6 million multi-family residential units in the United States that are located in apartment complexes having more than 200 units, the Company's primary market, which represents a market more than three times as large as the Company's traditional lodging market. The Company believes that its proprietary B-LAN-SM- system architecture enables ResNet to offer a differentiated and cost effective solution for the video service needs of property owners and their tenants. In addition, the Company believes that its existing nationwide installation and field service organization enables ResNet to operate effectively throughout the United States wherever MDU contracts may be obtained, which the Company believes is a significant strategic advantage for ResNet over local satellite master antenna television ("SMATV") and franchised cable operators in addressing the needs of large multi-state property portfolios.

    ResNet's video service agreement with each property owner grants ResNet the exclusive right and access on a long-term basis to provide video services to tenants of the MDU complex, in return for which the owner receives a monthly commission based on revenues. These agreements generally prohibit the property owner from installing or marketing an alternative video system and prohibit the owner from allowing tenants to install an antenna, satellite or microwave dish on the exterior of the building.

    ResNet's private cable television system has the capacity to deliver over 100 channels, although the Company expects that the typical system will deliver 35 to 50 channels of basic and premium programming, depending principally upon the size of the property, the length of the contract and local competitive considerations. ResNet may elect to provide approximately 10 to 35 additional channels for scheduled pay-per-view, video on-demand, and other interactive services, such as Internet access. ResNet intends to tailor the programming lineup at each multi-family residential complex, based on the particular demographic profile of that complex. ResNet's private cable television system is based on the proprietary B-LAN-SM- system architecture deployed by the Company in the lodging market and will utilize the DBS signal provided by TCI Satellite nationwide. ResNet's access to TCI Satellite's digital Ku-band technology provides it with a more capable and cost-effective system than the C-band systems generally used by most SMATV cable operators. ResNet's private cable television system also utilizes addressable interdiction technology, enabling ResNet to remotely initiate, modify or terminate service, prevent signal theft and respond to many other service needs.

    In February 1996, ResNet entered into an agreement with GE Capital-ResCom, L.P. ("GE ResCom"), an affiliate of General Electric Co. and a provider of private telephony services to MDUs, pursuant to which GE ResCom was appointed the exclusive sales and marketing agent for ResNet in the MDU market. Pursuant to the terms of the agreement, ResNet was prohibited from selling, marketing or providing video services in the MDU market other than to customers obtained by GE ResCom. Subject to the terms of the agreement, GE ResCom was required to provide ResNet contracts for a minimum of 200,000 passings by January 31, 1998, including 70,000 passings by January 31, 1997, such contracts to have an average term of not less than ten years. At January 31, 1997, ResNet had contracts covering approximately 3,225 passings, less than the required benchmark under its agreement. Pursuant to the terms of ResNet's agreement with GE ResCom, ResNet will now be able to independently market and provide its services directly to large property portfolios, property management companies, and owners of MDU properties and pursue other available opportunities in the MDU market (whereas previously it had been restricted contractually from doing so).

    On March 6, 1997, in connection with a reevaluation of its business plan, GE ResCom entered into an agreement with Shared Technologies Fairchild, Inc. ("STF"), one of the nation's larger providers of private telephony services to commercial office buildings. GE ResCom has advised the Company that its revised business plan calls for the formation of a new venture ("ResCom"), to be managed by STF, that will continue the business of GE ResCom and in which GE Capital and STF will hold significant equity interests. The restructuring of ResCom is subject to certain consents, including the successful transition of GE ResCom's portfolio of telephony contracts. There can be no assurance that ResCom will be successfully restructured or that, if restructured, that the Company and ResNet will be able to continue their contractual relationship with ResCom on terms similar to the existing video services agreement or otherwise on mutually acceptable terms.

    ResNet intends to grow its business by (i) taking over the management and control of the sales and marketing of its unique B-LAN-SM- solution and customer service capabilities to large multi-state MDU property portfolios, property owners and property managers, and (ii) considering selected acquisitions of private cable operations where the expected return on capital meets ResNet's investment criteria.

    The Company's predecessor commenced business in 1980 as Satellite Movie Company, incorporated as a South Dakota corporation in February 1983 and changed its name to LodgeNet Entertainment Corporation in September 1991. On October 13, 1993, LodgeNet Entertainment Corporation changed its state of incorporation from South Dakota to Delaware by merging with and into the Company, its newly-formed Delaware subsidiary, which then adopted the LodgeNet name. Interested persons may access additional information concerning the Company and ResNet through the Company's Web Site at: HTTP:// WWW.LODGENET.COM.

BUSINESS STRATEGY

    The Company's business strategy is to: (i) continue to expand its lodging industry base of guest pay and free-to-guest rooms; (ii) expand into the MDU private cable television market; (iii) maximize the revenue generated per lodging room or residential unit served by exploiting new revenue opportunities;
(iv) extend the application of the Company's proprietary B-LAN-SM- system architecture and operating expertise to new markets; and (v) enhance financial performance by increasing operating margins and reducing the average capital invested per new unit installed.

                                THE REFINANCING

    The Offering of the Private Notes was part of a refinancing (the "Refinancing") that was designed to enhance the Company's financial flexibility. As part of the Refinancing, the Company (i) issued the Private Notes, (ii) prepaid in their entirety its then existing Senior Notes due 2005 (the "Old Senior Notes"), (iii) repaid all outstanding borrowings under and amended and restated its then existing revolving credit facility with National Westminster Bank Plc ("NatWest Bank"), as agent (the "Old Credit Facility," and as amended and restated, with NatWest Bank as agent, the "Credit Facility") and (iv) amended the terms of its Senior Subordinated Notes due 2005 (as amended, the "11.5% Senior Notes") such that the 11.5% Senior Notes rank PARI PASSU with the Private Notes and the Exchange Notes and have substantially the same covenants as such Notes. See "Use of Proceeds" and "Credit Arrangements of the Company." Each of the components of the Refinancing occurred concurrently with the closing of the offering of the Private Notes.

    The Company's executive offices are located at 808 West Avenue North, Sioux Falls, South Dakota, 57104, and its telephone number is (605) 330-1330.

                               THE EXCHANGE OFFER

SECURITIES OFFERED..................  $150,000,000 aggregate principal amount of 10 1/4%
                                      Senior Notes Due 2006, which have been registered
                                      under the Securities Act.

THE EXCHANGE OFFER..................  Upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter
                                      of Transmittal, the Company hereby offers to
                                      exchange, $1,000 principal amount of Exchange Notes
                                      in exchange for each $1,000 principal amount of
                                      Private Notes that are validly tendered and not
                                      withdrawn on or prior to the Expiration Date (as
                                      defined herein). Holders of Private Notes whose
                                      Private Notes are not tendered and accepted in the
                                      Exchange Offer will continue to hold such Private
                                      Notes and will be entitled to all the rights and
                                      preferences and will be subject to the limitations
                                      applicable thereto under the Indenture governing the
                                      Private Notes and the Exchange Notes.

RESALE..............................  Based on interpretations by the staff of the
                                      Commission set forth in no-action letters issued to
                                      third parties unrelated to the Company, the Company
                                      believes the Exchange Notes issued pursuant to the
                                      Exchange Offer in exchange for Private Notes may be
                                      offered for resale, resold and otherwise transferred
                                      by any holder thereof (other than broker-dealers, as
                                      set forth below, and any such holder that is an
                                      "affiliate" of

                                      the Company within the meaning of Rule 405 under the
                                      Securities Act) without compliance with the
                                      registration and prospectus delivery requirements of
                                      the Securities Act, provided that such Exchange Notes
                                      are acquired in the ordinary course of such holder's
                                      business and that such holder has no arrangement or
                                      understanding with any person to participate in the
                                      distribution of such Exchange Notes. Any holder who
                                      tenders in the Exchange Offer with the intention to
                                      participate, or for the purpose of participating, in
                                      a distribution of the Exchange Notes or who is an
                                      affiliate of the Company may not rely upon such
                                      interpretations by the staff of the Commission and,
                                      in the absence of an exemption therefrom, must comply
                                      with the registration and prospectus delivery
                                      requirements of the Securities Act in connection with
                                      any secondary resale transaction. Failure to comply
                                      with such requirements in such instance may result in
                                      such holder incurring liabilities under the
                                      Securities Act for which the holder is not
                                      indemnified by the Company. Each broker-dealer (other
                                      than an affiliate of the Company) that receives
                                      Exchange Notes for its own account in exchange for
                                      Private Notes, where such Private Notes were acquired
                                      by such broker-dealer as a result of market-making
                                      activities or other trading activities, must
                                      acknowledge that it will deliver a prospectus in
                                      connection with any resale of such Exchange Notes.
                                      The Letter of Transmittal states that by so
                                      acknowledging and by delivering a prospectus, a
                                      broker-dealer will not be deemed to admit that it is
                                      an "underwriter" within the meaning of the Securities
                                      Act. The Company has agreed that, for a period of 180
                                      days after the Expiration Date (as defined herein),
                                      it will make this Prospectus available to any
                                      broker-dealer for use in connection with any such
                                      resale. See "Plan of Distribution." Any broker-dealer
                                      who is an affiliate of the Company may not rely on
                                      such no-action letters and must comply with the
                                      registration and prospectus delivery requirements of
                                      the Securities Act in connection with a secondary
                                      resale transaction. The Exchange Offer is not being
                                      made to, nor will the Company accept surrenders for
                                      exchange from, holders of Private Notes in any
                                      jurisdiction in which this Exchange Offer or the
                                      acceptance thereof would not be in compliance with
                                      the securities or blue sky laws of such jurisdiction.

EXPIRATION DATE.....................  The Exchange Offer will expire at 5:00 p.m., New York
                                      City time, on       , 1997, unless extended, in which
                                      case the term "Expiration Date" shall mean the latest
                                      date and time to which the Exchange Offer is
                                      extended.

CONDITIONS TO THE EXCHANGE OFFER....  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See
                                      "The Exchange Offer--Conditions of the Exchange
                                      Offer." The Exchange Offer is not conditioned upon
                                      any minimum principal amount of Private Notes being
                                      tendered. The

                                      Company reserves the right to terminate or amend the
                                      Exchange Offer at any time prior to the Expiration
                                      Date upon the occurrence of any such conditions.

PROCEDURES FOR TENDERING PRIVATE
  NOTES.............................  Each holder of Private Notes wishing to accept the
                                      Exchange Offer must complete, sign and date the
                                      Letter of Transmittal, or a facsimile thereof, in
                                      accordance with the instructions contained herein and
                                      therein, and mail or otherwise deliver such Letter of
                                      Transmittal, or facsimile thereof, together with such
                                      Private Notes and any other required documentation to
                                      Marine Midland Bank, the Exchange Agent, at the
                                      address set forth herein and therein. By executing
                                      the Letter of Transmittal, each holder will represent
                                      to the Company that, among other things, the Exchange
                                      Notes acquired pursuant to the Exchange Offer are
                                      being obtained in the ordinary course of business of
                                      the person receiving such Exchange Notes, whether or
                                      not such person is the holder, that neither the
                                      holder nor any such other person has an arrangement
                                      or understanding with any person to participate in
                                      the distribution of such Exchange Notes and that
                                      neither the holder nor any such other person is an
                                      "affiliate" of the Company within the meaning of Rule
                                      405 under the Securities Act or, that if such holder
                                      or other person is an affiliate of the Company, such
                                      holder or other person will comply with the
                                      registration and prospectus delivery requirements of
                                      the Securities Act to the extent applicable. See "The
                                      Exchange Offer--Terms of the Exchange Offer--
                                      Procedures for Tendering Private Notes" and "The
                                      Exchange Offer--Terms of the Exchange
                                      Offer--Guaranteed Delivery Procedures."

SPECIAL PROCEDURES FOR BENEFICIAL
  OWNERS............................  Any beneficial owner whose Private Notes are registered in the name of a broker, dealer,
                                      commercial bank, trust company or other nominee and
                                      who wishes to tender such Private Notes in the
                                      Exchange Offer should contact such registered holder
                                      promptly and instruct such registered holder to
                                      tender on such beneficial owner's behalf. If such
                                      beneficial owner wishes to tender on his own behalf,
                                      such beneficial owner must, prior to completing and
                                      executing the Letter of Transmittal and delivering
                                      his Private Notes, either make appropriate
                                      arrangements to register ownership of the Private
                                      Notes in such beneficial owner's name or obtain a
                                      properly completed bond power from the registered
                                      holder. The transfer of registered ownership may take
                                      considerable time and may not be able to be completed
                                      prior to the Expiration Date. See "The Exchange
                                      Offer--Terms of the Exchange Offer--Procedures for
                                      Tendering Private Notes."

GUARANTEED DELIVERY PROCEDURES......  Holders of Private Notes who wish to tender their
                                      Private Notes and whose Private Notes are not
                                      immediately available or who cannot deliver their
                                      Private Notes, the Letter of

                                      Transmittal or any other documents required by the
                                      Letter of Transmittal to the Exchange Agent prior to
                                      the Expiration Date, or who cannot complete the
                                      procedure for book-entry transfer on a timely basis,
                                      must tender their Private Notes according to the
                                      guaranteed delivery procedures set forth in "The
                                      Exchange Offer--Terms of the Exchange Offer--
                                      Guaranteed Delivery Procedures."

ACCEPTANCE OF PRIVATE NOTES AND
  DELIVERY OF EXCHANGE NOTES........  Subject to certain conditions (as described more fully in "The Exchange Offer--Conditions of the
                                      Exchange Offer"), the Company will accept for
                                      exchange any and all Private Notes which are properly
                                      tendered in the Exchange Offer and not withdrawn,
                                      prior to 5:00 p.m., New York City time, on the
                                      Expiration Date. The Exchange Notes issued pursuant
                                      to the Exchange Offer will be delivered as promptly
                                      as practicable following the Expiration Date.

WITHDRAWAL RIGHTS...................  Except as otherwise provided herein, tenders of
                                      Private Notes may be withdrawn at any time prior to
                                      5:00 p.m., New York City time, on the Expiration
                                      Date. See "The Exchange Offer--Terms of the Exchange
                                      Offer--Withdrawal of Tenders of Notes."

CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS....................  For a discussion of certain federal income tax considerations relating to the exchange of the
                                      Exchange Notes for the Private Notes, see "Certain
                                      Federal Income Tax Consequences."

EXCHANGE AGENT......................  Marine Midland Bank is the Exchange Agent. The
                                      address, telephone number and facsimile number of the
                                      Exchange Agent are set forth in "The Exchange
                                      Offer--Exchange Agent."

CONSEQUENCES OF FAILURE TO EXCHANGE
  PRIVATE NOTES.....................  Holders of Private Notes who do not exchange their
                                      Private Notes for Exchange Notes pursuant to the
                                      Exchange Offer will continue to be subject to the
                                      restrictions on transfer of such Private Notes as set
                                      forth in the legend thereon as a consequence of the
                                      issuance of the Private Notes pursuant to exemptions
                                      from, or in transactions not subject to, the
                                      registration requirements of the Securities Act and
                                      applicable state securities laws. In general, the
                                      Private Notes may not be offered or sold, unless
                                      registered under the Securities Act, except pursuant
                                      to an exemption from, or in a transaction not subject
                                      to, the Securities Act and applicable state
                                      securities laws. The Company does not currently
                                      anticipate that it will register the Private Notes
                                      under the Securities Act.

                                   THE NOTES

The Notes...........................  $150 million aggregate principal amount of 10 1/4%
                                      Senior Notes due 2006. The form and terms of the
                                      Exchange Notes are identical in all material respects
                                      to the form and terms of the Private Notes (except
                                      that the Exchange Notes will be registered under the
                                      Securities Act) and, therefore, will be treated as a
                                      single class under the Indenture with any Private
                                      Notes that remain outstanding.

Maturity Date.......................  December 15, 2006.

Interest Payment Dates..............  Payable semiannually in cash, on June 15 and December
                                      15, commencing June 15, 1997.

Optional Redemption.................  The Notes are redeemable at the option of the
                                      Company, in whole or in part, at any time on or after
                                      December 15, 2001, initially at 105.125% of their
                                      principal amount, plus accrued interest, declining
                                      ratably to 100% of their principal amount, plus
                                      accrued interest, on or after December 15, 2003. In
                                      addition, at any time prior to December 15, 1999, the
                                      Company may redeem up to 35% of the aggregate
                                      principal amount of the Notes with the proceeds of
                                      one or more Public Equity Offerings, at 110.250% of
                                      their principal amount, plus accrued and unpaid
                                      interest, if any; provided that after any such
                                      redemption at least $97.5 million aggregate principal
                                      amount of the Notes remains outstanding. See
                                      "Description of the Notes--Optional Redemption."

Change of Control...................  Upon a Change of Control (as defined under
                                      "Description of the Notes--Certain Definitions"), the
                                      Company will be required to make an offer to purchase
                                      the Notes at a purchase price equal to 101% of their
                                      principal amount, plus accrued interest. See
                                      "Description of the Notes--Repurchase of Notes upon a
                                      Change of Control."

Ranking.............................  The Notes will be senior unsecured indebtedness of the Company, ranking PARI PASSU in right of payment
                                      with the Company's existing and future unsubordinated
                                      unsecured indebtedness, including, as a result of
                                      amendments thereto effected as part of the
                                      Refinancing, the Company's 11.5% Senior Notes, and
                                      senior in right of payment to all subordinated
                                      indebtedness of the Company. The Notes will be
                                      effectively subordinated to all secured indebtedness,
                                      including indebtedness under the Credit Facility, and
                                      effectively subordinated to all liabilities of the
                                      Company's subsidiaries, including trade payables. At
                                      December 31, 1996, the Company (excluding its
                                      subsidiaries) had approximately $179.7 million of
                                      indebtedness outstanding and the Company's
                                      subsidiaries had approximately $.7 million of
                                      liabilities. ResNet will guarantee indebtedness under
                                      the Credit Facility to the extent borrowings
                                      thereunder are contributed to ResNet and the Notes
                                      will be effectively subordinated to such guarantee.
                                      The indenture pursuant to which the Notes will be
                                      issued (the "Indenture")

                                      permits the Company to incur secured indebtedness,
                                      including indebtedness under the Credit Facility. The
                                      Company is expected to incur substantial amounts of
                                      additional indebtedness in the future, subject to
                                      compliance with the limitations contained in the
                                      Indenture, the 11.5% Senior Notes and the Credit
                                      Facility. See "Risk Factors--High Level of Indebted-
                                      ness; Ability to Service Debt," "--Historical and
                                      Future Operating Losses; Need for Additional Capital;
                                      Refinancing Risk" and "--Ranking of the Notes."

Certain Covenants...................  The Indenture contains certain covenants for the benefit of the holders of the Notes (the "Holders")
                                      which, among other things, restrict the ability of
                                      the Company and its Restricted Subsidiaries (as
                                      defined in "Description of the Notes") to: incur
                                      additional indebtedness, create liens, engage in
                                      sale-leaseback transactions, pay dividends or make
                                      distributions in respect of their capital stock, make
                                      investments or certain other restricted payments,
                                      sell assets, redeem capital stock, issue or sell
                                      stock of Restricted Subsidiaries, enter into trans-
                                      actions with stockholders or affiliates or effect a
                                      consolidation or merger. However, these limitations
                                      are subject to a number of important qualifications
                                      and exceptions. See "Description of the
                                      Notes--Covenants."

Use of Proceeds.....................  The Company will not receive any proceeds from this exchange offer, and no underwriter is being utilized
                                      in connection with the Exchange Offer. See "Use of
                                      Proceeds."

                                  RISK FACTORS

    See "Risk Factors," immediately following this Summary, for a discussion of certain factors to be considered in evaluating the Company, its business and an investment in the Notes.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                (IN THOUSANDS, EXCEPT ROOM AND PER ROOM AMOUNTS)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                          1993       1994       1995       1996
                                                                        ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Total revenues......................................................  $  31,312  $  40,394  $  63,213  $  97,721
  Operating expenses (excluding depreciation and amortization)........      9,249     12,912     18,405     28,613
  Depreciation and amortization.......................................      7,176     11,661     18,336     29,815
  Operating income (loss).............................................         39     (2,360)    (2,438)    (5,086)
  Interest expense....................................................      2,096        966      4,522      8,243
  Net loss (1)........................................................     (2,057)    (4,650)    (7,026)   (16,610)
OTHER DATA:
  EBITDA (2)..........................................................  $   7,215  $   9,301  $  15,898  $  24,729
  EBITDA margin (2)...................................................       23.0%      23.0%      25.1%      25.3%
  Capital expenditures................................................  $  14,311  $  43,521  $  51,497  $  85,258
  Annualized EBITDA (3)...............................................      7,990     11,250     18,246     27,290
  Ratio of earnings to fixed charges (4)..............................     --         --         --         --
  Ratio of long-term debt to annualized EBITDA (3)....................       .75x      2.49x      3.15x      6.57x
  Ratio of EBITDA to interest expense (2).............................      3.44x      9.63x      3.52x      3.00x

                                                                                                       DECEMBER 31,
                                                                                                           1996
                                                                                                       ------------
BALANCE SHEET DATA:
  Cash and cash equivalents..........................................................................   $   86,177
  Total assets.......................................................................................      279,768
  Long-term debt (5).................................................................................      179,233
  Total stockholders' equity.........................................................................       75,552

CERTAIN PRO FORMA DATA: (6)
  Pro forma interest expense.........................................................................   $   19,266
  Ratio of EBITDA to pro forma interest expense (2)..................................................         1.28x

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                          1993       1994       1995       1996
                                                                        ---------  ---------  ---------  ---------
OPERATING DATA:
  Guest pay rooms served (7)
    On-demand.........................................................     59,169    119,680    209,487    358,842
    Scheduled.........................................................     77,650     65,351     58,720     41,403
                                                                        ---------  ---------  ---------  ---------
    Total Guest pay rooms.............................................    136,819    185,031    268,207    400,245
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
  Rooms with Super Nintendo-Registered Trademark- game systems (7)....        225     69,806    163,879    322,903
  Free-to-guest rooms served (7)......................................    191,893    220,534    249,779    294,882
  Total rooms served (7)(8)...........................................    267,171    314,184    388,088    516,348
  Average monthly revenue per Guest pay room:
    Movie revenue.....................................................  $   14.68  $   15.03  $   17.08  $   18.38
    Video game/information services...................................        .39       1.01       2.21       2.93
                                                                        ---------  ---------  ---------  ---------
    Total.............................................................  $   15.07  $   16.04  $   19.29  $   21.31
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

                                            (FOOTNOTES APPEAR ON FOLLOWING PAGE)

(1) Includes extraordinary loss on early termination of the Company's bank credit facility of $1.3 million in 1994 and extraordinary loss of $3.3 million in 1996 relating to the redemption of the Old Senior Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Results of Operations."

(2) EBITDA means earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to represent an alternative to net income or cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles) as a measure of performance. Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. Management believes that EBITDA provides an important additional perspective on the Company's operating results and the Company's ability to service its long-term debt and to fund the Company's continuing growth.

(3) "Annualized EBITDA" represents the sum of the quarterly EBITDA for the two most recently completed fiscal quarters multiplied by two.

(4) Earnings are defined as net loss before income taxes, extraordinary items and fixed charges, except where capitalized. Fixed charges are defined as the portion of rental expense under operating leases representing interest, and interest, including amortization of debt expense, whether expensed or capitalized. Earnings were insufficient to cover fixed charges for the following periods by the amounts indicated.

                                                                                      COVERAGE
PERIOD                                                                               DEFICIENCY
-----------------------------------------------------------------------------------  -----------
Year ended December 31, 1993.......................................................   $  (2,057)
Year ended December 31, 1994.......................................................      (3,326)
Year ended December 31, 1995.......................................................      (6,960)
Year ended December 31, 1996.......................................................     (13,329)

(5) Excludes current maturities. See "Capitalization."

(6) Adjusted to give effect to the Refinancing as if the Refinancing had occurred on January 1, 1996. The effect of such adjustment would have precluded the necessity for other borrowings during year ended December 31, 1996 and therefore it reflects that no amounts would have been outstanding under the Old Credit Facility. The adjustment reflects outstanding indebtedness of $150 million of the Notes, and $30 million of the 11.5% Senior Notes for a total interest expense of $19.3 million.

(7) At end of period.

(8) Total rooms served include those rooms receiving one or more of the Company's services.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE TENDERING THEIR PRIVATE NOTES FOR THE EXCHANGE NOTES OFFERED HEREBY, HOLDERS OF PRIVATE NOTES AND PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, WHICH ARE GENERALLY APPLICABLE TO THE PRIVATE NOTES AS WELL AS THE EXCHANGE NOTES:

CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE

    Holders of Private Notes who do not exchange their Private Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Private Notes as set forth in the legend thereon as a consequence of the issuance of the Private Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Private Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. The Company does not intend to register the Private Notes under the Securities Act. In addition, any holder of Private Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Private Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Private Notes could be adversely affected. See "The Exchange Offer."

HIGH LEVEL OF INDEBTEDNESS; ABILITY TO SERVICE DEBT

    At December 31, 1996, the Company had approximately $179.7 million of total indebtedness, cash and cash equivalents of approximately $86.2 million and stockholders' equity of $75.6 million, and the percentage of total debt to total capitalization on a consolidated basis was approximately 70.5%. On a pro forma basis (calculated as if the Refinancing had occurred on January 1, 1996), the Company's earnings before fixed charges would have been insufficient to cover fixed charges for the year ended December 31, 1996 by 24.3 million. See "Selected Consolidated Financial and Other Data." Although the Refinancing facilitates the Company's expansion of its lodging business and entry into the residential business and is expected to improve the Company's financial flexibility, the Company's total indebtedness and debt service requirements were substantially increased as a result thereof, and the Company will continue to be subject to significant financial restrictions and limitations. See "--Restrictions Imposed by the Credit Facility, the Indenture and the 11.5% Senior Notes."

    The level of the Company's indebtedness could have important consequences to Holders of the Notes, including the following: (i) the debt service requirements of any additional indebtedness could make it more difficult for the Company to make payments on the Notes; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal and interest on its indebtedness and other obligations and will not be available for the Company's business; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; and (v) the Company's high degree of indebtedness could make it more vulnerable in the event of a downturn in its business.

    Beginning in 1998, the Company will be obligated to make substantial principal payments of amounts, if any, borrowed under the Credit Facility. In the event the Company's cash flow is inadequate to meet its debt obligations, the Company could face substantial liquidity problems. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on its indebtedness (including the Credit Facility), it would be in default under the terms thereof, which could cause defaults under other indebtedness of the Company or result in bankruptcy of the Company. Such defaults or bankruptcy of the Company would result in a default on the Notes and could delay or preclude payment of principal of, or interest on, the Notes. The ability of the Company to meet its obligations will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. See "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

HISTORICAL AND FUTURE OPERATING LOSSES; NEED FOR ADDITIONAL CAPITAL; REFINANCING
  RISK

    Historically, cash flow generated from the Company's business has not been sufficient to fund the cost of expanding the Company's business and to service related indebtedness. The Company's EBITDA minus capital expenditures and pro forma interest expense (calculated as if the Refinancing had occurred on January 1, 1996) for the year ended December 31, 1996 would have been negative $79.8 million. The continued expansion of the Company's business will require substantial investment on a continuing basis to finance increasing capital expenditures and related expenses for the installation of the Company's systems in the lodging and the MDU markets. The Company plans to incur substantial amounts of indebtedness in the future and will be able to incur up to $175 million of secured indebtedness under the Credit Facility.

    Although the Company generates positive EBITDA, the Company expects that the capital expenditures required to expand its lodging and MDU businesses will continue to exceed EBITDA. The Company expects to continue to incur significant operating losses as a result of depreciation and amortization charges related to such capital expenditures, and to generate negative free cash flow. ResNet must make significant capital investments at each MDU location prior to receiving any significant revenues. In addition, because of the floating interest rate on borrowings under the Credit Facility, any significant increase in market interest rates would increase the Company's debt service requirements. There can be no assurance that the Company will sustain or achieve profitability or positive cash flow in the future. If the Company cannot achieve operating profitability or positive cash flow, it may not be able to meet its debt service obligations, capital expenditures or working capital requirements, including its obligations with respect to the Notes.

    The net proceeds of the Refinancing and the funds to be provided by TCI Satellite together with operating cash flows are expected to fund the planned expansion of the Company's and ResNet's respective operations and capital expenditures for 12 to 18 months; however, this is a forward-looking statement and there can be no assurance in this regard. If the Company's plans or assumptions change, if its assumptions prove to be inaccurate, if the Company experiences unanticipated costs or competitive pressures or if the net proceeds from the Refinancing and the TCI Satellite funds prove insufficient, the Company may be required to seek additional capital sooner than currently anticipated. The Company may seek to raise such additional capital from public or private equity or debt sources. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. If the Company decides to raise additional funds through the incurrence of debt, the Company would likely become subject to additional or more restrictive financial covenants. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion, which could materially adversely affect the Company's business, results of operations and financial condition and its ability to compete. All of the Company's other existing indebtedness matures prior to the maturity of the Notes and any additional indebtedness incurred in the future may mature prior to the Notes. Accordingly, the Company will have to refinance a substantial amount of indebtedness prior to the maturity of the Notes. In addition, the Company may need to refinance the Notes at their maturity. The Company's ability to refinance its indebtedness or obtain additional capital to fund its growth will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its indebtedness and other factors, including market conditions, beyond the control of the Company. There can be no assurance that the Company will be able to refinance such indebtedness or obtain such additional funds. If the Company is unable to effect such refinancings or obtain additional funds, the Company's ability to make payments on the Notes could be adversely affected. For additional information concerning the effects of the Refinancing, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Credit Arrangements of the Company" and "Description of the Notes."

RESTRICTIONS IMPOSED BY THE CREDIT FACILITY, THE INDENTURE AND THE 11.5% SENIOR
  NOTES

    The Credit Facility, the Indenture and the amended terms of the 11.5% Senior Notes contain certain restrictive covenants, including, among others, covenants limiting the Company's and its subsidiaries' ability to incur additional indebtedness, pay dividends, make investments and certain other restricted payments, sell assets, enter into transactions with stockholders or affiliates, create liens, redeem capital stock, issue or sell stock of its subsidiaries, engage in sale-leaseback transactions or merge or consolidate with any other person. Although the covenants are subject to various exceptions which are designed to allow the Company to operate without undue restraint, there can be no assurance that such covenants will not adversely affect its ability to finance future operations or capital needs or engage in other business activities which may be in the interest of the Company. In addition, under the Credit Facility, the Company is required to maintain specified financial ratios. The ability of the Company to comply with such provisions may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Credit Facility, which would entitle the lenders to accelerate the maturity of the Credit Facility. In such event, substantially all of the Company's other indebtedness (including the Notes) could become due and payable. Such an event would adversely affect the Company's ability to make payments on the Notes. See "Credit Arrangements of the Company" and "Description of the Notes."

RANKING OF THE NOTES

    The Private Notes are and the Exchange Notes will be senior unsecured obligations of the Company, ranking PARI PASSU with the Company's 11.5% Senior Notes and effectively subordinated in right of payment to all existing and future indebtedness under the Credit Facility with respect to the assets of the Company pledged to the lenders thereunder. Amounts outstanding under the Credit Facility are secured by (i) a first priority security interest in all of the Company's and certain of its subsidiaries' tangible and intangible assets, and
(ii) a guarantee by ResNet of all amounts advanced to it by the Company. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company would be available to pay obligations on the Notes only after all secured indebtedness of the Company has been repaid in full. Consequently, sufficient assets may not exist to pay amounts due on the Notes.

    In addition, the Private Notes are and the Exchange Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables and any guarantee of indebtedness under the Credit Facility by ResNet. The right of the Company to receive assets of its subsidiaries upon liquidation or reorganization will be subordinated to the claims of the subsidiaries' creditors (including trade creditors), except to the extent the Company itself is recognized as a creditor of the subsidiaries. See "Description of the Notes--Ranking."

DEPENDENCE ON THE LODGING INDUSTRY AND CHANGES IN VIEWING HABITS

    The Company's business is closely linked to the performance of the lodging industry. Declines in hotel occupancy or changes in the mix of hotel guests as a result of general business, economic, seasonal and other factors can have a significant impact on the Company's revenues. The Company's performance is also highly sensitive to the rates at which hotel guests purchase its guest pay services ("buy rates"). Buy rates are subject to various factors beyond the control of the Company, including the popularity of available movies for the Company's guest pay systems, competing free-to-guest programming and general economic conditions. Additionally, the Company's business performance is highly dependent upon the relative mix of major motion pictures to independently produced, non-rated features purchased by hotel guests. The Company generally pays licensing fees for major motion pictures based on a percentage of the picture's gross revenues, while most independently produced features are obtained for a flat fee that is nominal in relation to the licensing fees paid for the major motion pictures. As a result, a shift in the viewing pattern of hotel guests away from independently produced features, or any limitation imposed on the offering of such features by hotels, could adversely affect the Company's financial condition and operating results.

HIGHLY COMPETITIVE MARKETS

    LODGING MARKET. The Company competes on a national scale primarily with a single competitor, On Command Corporation ("OCC"), which the Company estimates serves approximately 915,000 hotel rooms. There are also a number of potential competitors that could use their existing infrastructure to provide in-room entertainment services to the lodging industry, including franchised cable operators, wireless cable operators, telecommunications companies and DBS providers. Some of these potential competitors are already providing free-to-guest services to the lodging industry and have announced plans to offer guest pay services. Some of these companies may have substantially greater financial and other resources than the Company. The Company will need to continue to enhance its in-room entertainment systems, expand its operations and meet the increasing demands for competitive pricing, service quality and availability of value-added product offerings in order to maintain a competitive position in its existing markets and additional markets it enters.

    Because of the high level of penetration in the large hotel segment of the lodging industry already achieved by guest pay providers, most of the growth opportunities in this market segment have traditionally involved securing contracts to serve hotels that are served by a competing vendor. An incumbent provider may have certain information and installation cost advantages as compared to outside competitors. These circumstances have led to increasing competition for contract renewals, particularly at hotels operated by major hotel chains. The Company believes that certain major hotel chains have awarded contracts based primarily on the level and nature of financial and other incentives offered by the guest pay provider. Even if it were able to do so, the Company may not always be willing to match the incentives provided by its competitors, some of which have greater access to financial and other resources than the Company. Because free-to-guest service providers generally have substantially comparable access to the satellite-delivered programming that comprises the free-to-guest services, competition in this segment has been based primarily on price and customer service.

    While the Company believes that its proprietary B-LAN-TM- system architecture is comparable or superior to the systems currently being used by its competitors in the lodging industry, there can be no assurance that such competitors will not develop a cost-effective system that is comparable or superior to the Company's system. In order to broaden its market opportunities, the Company redesigned its system to be scalable and to enable the delivery of on-demand movies and network-based video games to mid-size hotels of 100 to 150 rooms, a market segment the Company believes has been historically underserved by guest pay providers. There can be no assurance that the Company will be successful in this market segment or that competitors will not develop a cost-effective system that would allow them to target this market segment. Further, there can be no assurance that the Company will continue its current level of success in obtaining new contracts from hotels currently served by other vendors or previously unserved, or that the Company will be able to retain contracts with hotels it serves when those contracts expire.

    Competitive pressures in the guest pay and free-to-guest segments could result in reduced market share for the Company, higher hotel commissions, lower margins and increased expenditures on marketing, product development and systems installation, each of which could adversely affect the Company's financial condition and operating results.

    MULTI-FAMILY RESIDENTIAL MARKET. The provision of cable television services to the MDU market is highly competitive and competition is expected to increase. The Company anticipates that the primary competitors in each of its markets will include SMATV operators, DBS providers, wireless cable providers, and the local franchised cable operator. Certain of these competitors may be able to provide cable television and other entertainment and communications services to the MDU market on a more cost-effective basis than the Company and may have substantially greater resources and experience in this market than the Company. Further, as residents of the high-quality MDUs that are targeted by the Company come to expect a wider selection of cable, interactive video and telecommunications services, property owners may be inclined to enter into exclusive right-of-entry ("ROE") contracts with companies that can offer such a selection. Increasing competition among such providers for right of entry contracts could result in greater financial incentives being offered to property owners, thereby adversely affecting the financial return expected to be realized by ResNet from such contracts. See "Business--Competition."

EARLY STAGE OF BUSINESS SERVING MULTI-FAMILY RESIDENTIAL MARKET

    ResNet has only recently begun marketing its cable television services to multi-family residential complexes. The Company has no material operating history in this market. The success of ResNet's multi-family residential strategy requires it to negotiate a significant number of long-term exclusive ROE contracts on favorable terms with property owners or managers and to maintain good relations with its strategic partners. See "--Right of Entry Contracts." The Company may not be able to implement its growth plan as currently contemplated if the demographics or occupancy rates of the MDUs served or targeted by the Company change. ROE contracts will typically involve the payment of a percentage of monthly revenue (a portion of which may be paid up-front) to the property owner or manager. Certain of the Company's competitors may have greater financial resources and may agree to pay property owners fees at a level that, even if it were able to do so, the Company may not always be willing to match. Further, as a new participant in the multi-family residential market, without a recognized brand name, the Company may need to offer lower prices than its competitors to attract customers. Accordingly, there can be no assurance that the Company's services will achieve market acceptance or financial returns sufficient to justify the investment or continued operation in such market.

RISKS RELATED TO STRATEGIC ALLIANCES AND JOINT VENTURES

    The Company has formed a strategic alliance with PRIMESTAR and ResNet has recently formed strategic alliances with TCI Satellite and GE ResCom. The Company and ResNet expect to enter into strategic alliances, joint ventures and other similar arrangements in the future. The other parties to such existing arrangements, and to arrangements in which the Company or ResNet may subsequently participate, may at any time have economic, business or legal interests or goals that are inconsistent with those of the strategic alliance, joint venture or similar arrangement or those of the Company. In addition, a joint venture partner may be unable to meet its economic or other obligations to the venture, which, depending upon the nature of such obligations, could adversely affect the Company or ResNet, as the case may be.

    On March 6, 1997, in connection with a reevaluation of its business plan, GE ResCom entered into an agreement with Shared Technologies Fairchild, Inc. ("STF"), one of the nation's larger providers of private telephony services to commercial office buildings. GE ResCom has advised the Company that its revised business plan calls for the formation of a new venture ("ResCom"), to be managed by STF, that will continue the business of GE ResCom and in which GE Capital and STF will hold significant equity interests. The restructuring of ResCom is subject to certain consents, including the successful transition of GE ResCom's portfolio of telephony contracts. There can be no assurance that ResCom will be successfully restructured or that, if restructured, that the Company and ResNet will be able to continue their contractual relationship with ResCom on terms similar to the existing video services agreement or otherwise on mutually acceptable terms.

    TCI Satellite has informed the Company that counsel for PRIMESTAR has advised TCI Satellite that its rights to distribute the PRIMESTAR Signal to private cable systems, such as ResNet, may conflict with the rights of PRIMESTAR under existing agreements between PRIMESTAR and TCI Satellite (or its affiliates). TCI Satellite has advised the Company that it believes that its transaction with ResNet and similar transactions are permitted under its agreements, and TCI Satellite has represented in its agreement with ResNet that it has all necessary rights to enter into and perform its obligations thereunder. If TCI Satellite were to lose its ability to make the PRIMESTAR Signal or a comparable signal available to ResNet, TCI Satellite is obligated to reimburse ResNet for its costs in obtaining a comparable digital signal from another source, including the cost of replacement equipment if the new digital signal is not compatible with ResNet's equipment.

RAPIDLY CHANGING TECHNOLOGY

    Technology in the cable, entertainment and communications industries is subject to rapid and significant change. There can be no assurance that future technological advances will not result in improved equipment or software systems that could adversely affect the Company's competitive position and its business. In order to remain competitive, the Company must continue to make programming enhancements and maintain engineering and technical capability and flexibility to respond to customer demands for new or improved versions of its systems and new technological developments. The Company's continued success will depend in part upon its ability to identify promising emerging technologies and to develop, refine and introduce high quality services in a timely manner on competitive and cost-effective terms. Certain of the Company's competitors use or have announced their intention to use technologies different from the Company's in providing their guest pay or cable television services. Although the Company does not believe that any of these competing technologies is currently superior to its own in cost effectively providing guest pay and interactive services, there can be no assurance that the Company's assessment of the strengths, weaknesses, costs and benefits of competing technologies has been or will be accurate. Further, a recent trend in the telecommunications industry has been the anticipated "convergence" of traditional telephone and data services with broadcast video services. The telephone, cable, wireless and computer industries are evolving to provide traditional telecommunications, cable and multimedia services to their customers on a fully integrated basis. Such convergence can be expected to present risks for the Company, including enhanced competition from traditional and new competitors, some of which may have greater name recognition and financial and other resources than the Company. The implementation of new technologies, as it becomes necessary to remain competitive, may entail substantial capital expenditures beyond the levels currently contemplated.

RIGHT OF ENTRY CONTRACTS

    ResNet's current multiple-dwelling unit strategy relies substantially on its ability to enter into long-term exclusive ROE contracts on favorable terms with owners of MDU properties. Current trends at the state and federal levels, if they continue, may render the legality of the exclusivity provisions of such ROE contracts uncertain. Although the majority of the states currently do not prohibit exclusive right-of-entry contracts, certain states in which ResNet will operate (including New York and New Jersey) have legislated (and certain courts have held) that no resident of a multi-family residence should be denied access to programming provided by hard-wire cable systems, notwithstanding the fact that the MDU owner may have entered into an exclusive ROE agreement with another cable video program distributor. The Federal Communications Commission ("FCC") also has initiated rulemaking proceedings to consider, among other issues, whether to adopt uniform regulations governing cable and telephone inside wiring, and the appropriate treatment of inside wiring in MDUs. If current trends continue, it is possible that such laws or regulations will be enacted in other states or at the federal level in the future. Future federal or state judicial, legislative or regulatory action allowing such access, or a successful challenge to this exclusivity by one or more of the Company's competitors, could increase competition for subscribers in MDUs, which may materially adversely affect ResNet's financial condition and operating results. Moreover, even if the exclusivity provisions of ROE contracts remain fully enforceable, emerging technologies or changing regulations may enable competitors of the Company to by-pass property owners entirely and market their products and services directly to MDU residents via satellite broadcast, wireless transmission or otherwise, which would reduce the competitive advantage provided by the Company's exclusive ROE contracts. See "--Competition," "--Rapidly Changing Technology" and "Business--Government Regulation."

GOVERNMENT REGULATION

    The FCC has broad jurisdiction over the telecommunications and cable industries. However, because the Company constructs and operates a separate headend system at each hotel or MDU property and such systems do not utilize public rights-of-way, the Company believes its operations comply with a statutory exemption from regulation as a "cable system" operator under applicable federal law. As a "private cable" operator under applicable federal law, the FCC does not directly regulate the Company's guest pay, free-to-guest, or multi-family residential cable television activities. For example, the Company is not subject to the franchise requirements, "must-carry" obligations and rate regulations applicable to "cable system" operators. It is possible, however, that laws or regulations could be adopted in the future which would impose additional regulatory burdens on private cable operators. Private cable operators such as the Company are, however, subject to certain regulatory requirements. For instance, private cable operators, with certain exceptions, are prohibited from carrying the signal of a commercial television broadcast station without the broadcaster's "retransmission" consent. If the cable operator and the broadcaster fail to reach an agreement on terms and conditions for retransmission, the cable operator is prohibited from carrying the broadcaster's signal. Although there can be no assurance, the Company believes it has obtained and will continue to obtain all necessary retransmission consents in its markets.

    The Telecommunications Act of 1996 (the "Act") is intended, in part, to promote substantial competition for telephone and video services and alters federal, state and local laws and regulations regarding telecommunications providers and services. The Act generally removes previous restrictions preventing cable firms, telephone companies, long distance carriers and public utilities from entering into certain new markets, removes many cross-ownership restrictions and modifies rate regulations applicable to franchised cable operators. In particular, the Act authorizes local telephone companies to provide video programming directly to subscribers in their service areas and eliminates the requirement that "private cable" operators serve only buildings "under common ownership, management or control," but preserves the requirement that such operations not use closed transmission paths to cross public rights-of-way. The Act also permits franchised cable operators to offer bulk discounts to multiple dwelling units; provided, however, that such discounts may not constitute "predatory pricing." Prior to the adoption of the Act, franchised cable operators were subject to a uniform rate requirement which generally prohibited such bulk discounts. There are numerous rulemakings that have and are still being undertaken by the FCC which will interpret and implement the provisions of the Act. It is anticipated that the Act will stimulate increased competition generally in the telecommunications and cable industries, which may adversely impact the Company. No assurance can be given that changes in current or future laws or regulations, including those limiting or abrogating exclusive ROE contracts, in whole or in part, adopted by the FCC or other federal, state or local regulatory authorities would not have a material adverse effect on the Company's business. See "Business--Regulation."

DEPENDENCE ON KEY PERSONNEL

    The Company's success is dependent upon the continued contributions of its senior corporate management and key employees. The loss of the services of its key personnel could have a material adverse effect on the Company. The Company depends on its continued ability to attract and retain highly skilled and qualified personnel. Rapid expansion of the Company's operations may place a strain on management's ability to manage the growth of its operations. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

ABSENCE OF PUBLIC MARKET

    The Exchange Notes are new securities for which there is currently no market. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for the inclusion of the Exchange Notes in any automated quotation system. Although the Company has been advised by the Placement Agents that, following completion of the Sale of the Private Notes, the Placement Agents intended to make a market in the Notes, they are not obligated to do so and any such market making activities may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. If a market for the Notes were to develop, the trading prices of the Notes would depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and prospects, any difference between the Company's actual results and the results expected by investors and analysts and the market for similar securities.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER


    The Private Notes were originally issued and sold by the Company on December 19, 1996 to the Placement Agents in reliance on Section 4(2) of the Securities Act. The Placement Agents offered and sold the Private Notes only to "qualified institutional buyers" (as defined in Rule 144A) in compliance with Rule 144A and to a limited number of other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that, prior to their purchase of Private Notes, delivered to the Placement Agents a letter containing certain representations and agreements.


    In connection with the sale of the Private Notes, the Company and the Placement Agents entered into a Registration Rights Agreement dated December 16, 1996 (the "Registration Rights Agreement"), which generally requires the Company
(i) to file with the Commission the Exchange Offer Registration Statement with respect to the Exchange Offer or (ii) to cause the Private Notes to be registered under the Securities Act pursuant to a Shelf Registration Statement (as defined herein). The sole purpose of this Exchange Offer is to fulfill the obligations of the Company with respect to the Registration Rights Agreement. The term "holder" with respect to the Exchange Offer means any person in whose name Notes are registered on the registrar's books or any other person who has obtained a properly completed bond power from the registered Holder, or any person whose Notes are held of record by The Depository Trust Company ("DTC") who desires to deliver such Private Notes, by book-entry transfer at DTC.

    Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by any Holder thereof (other than broker-dealers, as set forth below, and any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes or who is an affiliate of the Company may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such Holder incurring liabilities under the Securities Act for which the Holder is not indemnified by the Company. Each broker-dealer (other than an affiliate of the Company) that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make the Prospectus available to any broker-dealer for use in connection with any such sale. See "Plan of Distribution." Any broker-dealer who is an affiliate of the Company may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

    The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, Holders of Private Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

    By tendering in the Exchange Offer, each Holder of Private Notes will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the Holder, (ii) neither the Holder of Private Notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (iii) neither the Holder nor any such other person is an "affiliate" of the Company as defined in Rule 405 under the Securities Act or, if such Holder is an "affiliate," that such Holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (iv) if the Holder is not a broker-dealer, that neither the Holder nor any such other person is engaged in or intends to engage in the distribution of such Exchange Notes, and (v) if such Holder is a broker-dealer, that it will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

    Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to participate. Holders of the Private Notes are urged to consult their financial and tax advisors in making their own decisions on whether to participate in the Exchange Offer.

    Pursuant to the terms of the Registration Rights Agreement, if, under certain circumstances, the Exchange Offer is not permitted, the Company shall use its best efforts to, as promptly as practicable, file with the Commission and thereafter shall cause to be declared effective under the Securities Act a Shelf Registration Statement (as defined herein) relating to the offer and sale of the Private Notes by the Holders from time to time in accordance with the methods of distribution elected by such Holders and set forth in such Shelf Registration Agreement. The Company shall use its best efforts to keep the Shelf Registration Statement continuously effective in order to permit the prospectus forming part thereof to be usable by the Holders until the expiration of the time period referred to in Rule 144(k) under the Securities Act after the Closing Date or such shorter period that will terminate when all the Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. See "Description of the Notes--Registration Rights."

TERMS OF THE EXCHANGE OFFER

    GENERAL. Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company hereby offers to exchange any and all Private Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Subject to the minimum denomination requirements of the Exchange Notes, the Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Private Notes accepted in the Exchange Offer. Holders may tender some or all of their Private Notes pursuant to the Exchange Offer. However, Private Notes may be tendered only in amounts that are integral multiples of $1,000 principal amount.

    The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Private Notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer and (ii) Holders of the Exchange Notes will not be entitled to certain rights of Holders of Private Notes under the Registration Rights Agreement, which will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Private Notes, will be entitled to the benefits of the Indenture and will be treated as a single class thereunder with any Private Notes that remain outstanding. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Private Notes being tendered for exchange.

    As of the date of this Prospectus, $150,000,000 aggregate principal amount of Private Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about           , 1997 to all Holders
known to the Company.

    Holders of Private Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Private Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and interest thereon will continue to accrue.

    The Company shall be deemed to have accepted validly tendered Private Notes when, as and if the Company has given written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purposes of receiving the Exchange Notes from the Company. If any tendered Private Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Private Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

    EXPIRATION DATE; EXTENSIONS; AMENDMENTS.  The term "Expiration Date" shall
mean 5:00 p.m., New York City time, on           , 1997, unless the Company, in
its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Although the Company has no current intention to extend the Exchange Offer, the Company reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Notes previously tendered pursuant to the Exchange Offer and not withdrawn will remain subject to the Exchange Offer. The date of the exchange of the Exchange Notes for Private Notes will be the first New York Stock Exchange trading day following the Expiration Date.

    The Company reserves the right, in its sole discretion, (i) to delay accepting any Private Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth under "--Conditions of the Exchange Offer" below shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Holders of Private Notes. If the Exchange Offer is amended in any manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the Holders of Private Notes, and the Company will extend the Exchange Offer for a period of time, depending upon the significance of the amendment and the manner of disclosure to such Holders, if the Exchange Offer otherwise would expire during such period.

    In all cases, issuance of the Exchange Notes for Private Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that the Company reserves the absolute right to waive any conditions of the Exchange Offer or defects or irregularities in the tender of Private Notes. If any tendered Private Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Private Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Private Notes or substitute Private Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering Holder (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged Private Notes will be credited to an account maintained with DTC), unless otherwise provided in the Letter of Transmittal, as promptly as practicable after the expiration or termination of the Exchange Offer.

    INTEREST ON THE EXCHANGE NOTES. Holders of Private Notes that are accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each Exchange Note will bear interest from the last Interest Payment Date on which interest has been paid on the Private Notes so surrendered, or if no interest has been paid on such Private Notes, from the Closing Date.

    PROCEDURES FOR TENDERING PRIVATE NOTES. The tender to the Company of Private Notes by a Holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. A Holder of the Private Notes may tender such Private Notes by (i) properly completing and signing a Letter of Transmittal or a facsimile thereof (all references in this Prospectus to a Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with any corresponding certificate or certificates representing Private Notes being tendered (or confirmation of a book-entry-transfer of such Private Notes into the Exchange Agent's account at DTC pursuant to the book-entry procedures described below) and any required signature guarantees, to the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

    If tendered Private Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Private Notes are to be reissued) in the name of the registered Holder (which term, for the purposes described herein, shall include any participant in DTC, also referred to as a book-entry facility) whose name appears on a security listing as the owner of Private Notes, the signature of such signer need not be guaranteed. In any other case, the tendered Private Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered Holder and the signature on the endorsement or instrument of transfer must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" as defined by rule 17Ad-15 under the Exchange Act (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the Exchange Notes or Private Notes not exchanged are to be delivered to an address other than that of the registered Holder appearing on the note register for the Private Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

    THE METHOD OF DELIVERY OF PRIVATE NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR PRIVATE NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

    A tender will be deemed to have been received as of the date when (i) the tendering Holder's properly completed and duly signed Letter of Transmittal accompanied by the Private Notes (or a confirmation of book-entry transfer of such Private Notes into the Exchange Agent's account at DTC) is received by the Exchange Agent or (ii) a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided below) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Private Notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided below) by an Eligible Institution will be made only against submission of a duly signed Letter of Transmittal (and any other required documents) and deposit of the tendered Private Notes (or confirmation of a book-entry transfer of such Private Notes into the Exchange Agent's account at DTC pursuant to the book-entry procedures described below).

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Private Notes tendered for exchange will be determined by the Company, which determination will be final and binding. The Company reserves the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Private Notes. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Any Private Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Private Notes are submitted in principal amount greater than the principal amount of Private Notes being tendered by such tendering Holder, such unaccepted or non-exchanged Private Notes will be returned by the Exchange Agent to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion (i) to purchase or make offers for any Private Notes that remain outstanding subsequent to the Expiration Date and (ii) to the extent permitted by applicable law, to purchase Private Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

    BOOK-ENTRY TRANSFER. The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish an account with respect to the Private Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Private Notes by causing DTC to transfer such Private Notes into the Exchange Agent's account with respect to the Private Notes in accordance with DTC's Automated Tender Offer Program ("ATOP") procedures for such book-entry transfers. Although delivery of the Private Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the exchange for Private Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer of the Private Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as defined herein) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received express acknowledgment from a participant tendering Private Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that such agreement may be enforced against such participant.

    GUARANTEED DELIVERY PROCEDURES. If a Holder desires to participate in the Exchange Offer and such Holder's Private Notes are not immediately available, or time will not permit such Holder's Private Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to the Expiration Date, the Exchange Agent has received from an Eligible Institution a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the tendering Holder, the name(s) in which the Private Notes are registered, the certificate number(s) of the Private Notes to be tendered and the amount tendered, and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, such Private Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Private Notes into the Exchange Agent's account at
DTC), will be delivered by such Eligible Institution together with any other documents required by the Letter of

Transmittal and (iii) the certificates for all physically tendered Private Notes, in proper form for transfer, or a confirmation of book-entry transfer of such Private Notes into the Exchange Agent's account at DTC, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New Stock Exchange Trading Days after the date of execution of the Notice of Guaranteed Delivery. Unless Private Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

    TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL. The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Notes for exchange (the "Transferor") exchanges, assigns and transfers the Private Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's true and lawful agent and attorney-in-fact with respect to such tendered Private Notes, with full power of substitution, among other things, to cause the Private Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Private Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Private Notes, free and clear of all liens, restrictions, charges, encumbrances and adverse claims. The Transferor also warrants that it will, upon request, execute and deliver any additional documents reasonably requested by the Company or the Exchange Agent as necessary or desirable to complete and give effect to the transactions contemplated by the Letter of Transmittal. The Transferor further agrees that acceptance of any tendered Private Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of their obligations under the Registration Rights Agreement and that the Company shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of such Transferor.

    By executing a Letter of Transmittal, each Holder will make to the Company the representations set forth above under the heading "--Purpose and Effect of the Exchange Offer."

    WITHDRAWAL OF TENDERS OF NOTES. Tenders of Private Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    To withdraw a tender of Private Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Private Notes to be withdrawn (the "Depositor"),
(ii) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of such Private Notes), (iii) contain a statement that such Holder is withdrawing his election to have such Private Notes exchanged, (iv) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Private Notes register the transfer of such Private Notes in the name of the person withdrawing the tender and (v) specify the name in which any such Private Notes are to be registered, if different from that of the Depositor. If Private Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, which determination shall be final and binding on all parties. Any Private Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Any Private Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described above, such Private Notes will be credited to an account maintained with DTC for the Private Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Private Notes may be retendered by following one of the procedures described above under "--Terms of the Exchange Offer--Procedures for Tendering Private Notes" at any time on or prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

    Notwithstanding any other term of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or exchange Exchange Notes for, any Private Notes, and may terminate the Exchange Offer or, at their option, modify or otherwise amend the Exchange Offer as provided herein before the acceptance of such Private Notes, if:

    (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in the reasonable judgment of the Company, seeks to or would prohibit, restrict, materially delay or otherwise render illegal consummation of the Exchange Offer, or

    (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company, or

    (c) there shall occur a change in the current interpretations by the staff of the Commission which, in the Company' reasonable judgment, might materially impair the Company' ability to proceed with the Exchange Offer.

    If the Company determines in its sole discretion that any of the above conditions is not satisfied, the Company may (i) refuse to accept any Private Notes and return all tendered Private Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Private Notes tendered prior to the Expiration Date, subject, however, to the right of Holders to withdraw such Private Notes (see "--Terms of the Exchange Offer--Withdrawal of Tenders of Notes") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Private Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the Holders of Private Notes, and the Company will extend the Exchange Offer for a period of time, depending upon the significance of the waiver and the manner of disclosure to such Holders, if the Exchange Offer otherwise would expire during such period.

EXCHANGE AGENT

    Marine Midland Bank has been appointed as Exchange Agent for the Exchange Offer. All executed Letters of Transmittal must be directed to the Exchange Agent at one of the addresses set forth below.

By registered or certified mail or over-night delivery:

                                  Marine Midland Bank
                                  140 Broadway, Level A
                                  New York, New York 10005-1180
                                  Attn: Corporate Trust Operations

By hand:                            Marine Midland Bank

                                  140 Broadway, Level A
                                  New York, New York 10005-1180
                                  Attn: Corporate Trust Operations

By Facsimile Transmission (for Eligible Institutions only):

                                  Marine Midland Bank
                                  Corporate Trust Operations
                                  Facsimile: (212) 658-2292
                                  Confirm by Telephone:
                                  (212) 658-5931

    Delivery to an address other than as set forth above, or transmissions of instructions via a facsimile number other than the one set forth above, will not constitute a valid delivery.

FEES AND EXPENSES

    The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company also may pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, the Letter of Transmittal and related documents to the beneficial owners of the Private Notes and in handling or forwarding tenders for exchange. The expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include, among others, fees and expenses of the Exchange Agent, accounting and legal fees and printing costs.

    The Company will pay all transfer taxes, if any, applicable to the exchange of the Private Notes pursuant to the Exchange Offer. If, however, Exchange Notes, or Private Notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Private Notes tendered or if a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

    No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Private Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, in its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to Holders of Private Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The Private Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Private Notes may be resold only (i) to the Company or any subsidiary thereof, (ii) inside the United States to a qualified institutional buyer in compliance with Rule 144A, (iii) inside the United States to an institutional accredited investor that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Private Notes (the form of which letter can be obtained from the Trustee) and, if such transfer is in respect of an aggregate principal amount of Private Notes at the time of transfer of less than $100,000, an opinion of counsel acceptable to the Company that such transfer is in compliance with the Securities Act, (iv) outside the United States in compliance with Rule 904 under the Securities Act,
(v) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (vi) pursuant to an effective registration statement under the Securities Act. The liquidity of the Private Notes could be adversely affected by the Exchange Offer. See "Risk Factors--Consequences of Exchange and Failure to Exchange."

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the same carrying value as the Private Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The costs of the Exchange Offer and the unamortized expenses related to the issuance of the Private Notes will be amortized over the term of the Exchange Notes.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the Exchange Offer, and no underwriter is being utilized in connection with the Exchange Offer.

    The net proceeds to the Company from the sale of the Private Notes was approximately $143.2 million after deducting placement fees and offering expenses of approximately $6.8 million. Of the net proceeds, approximately $20.4 million was used to prepay all outstanding borrowings under the Old Credit Facility and approximately $31.7 million was used to redeem the Old Senior Notes, $24.5 million principal amount of which bore interest at 9.95% per annum and $4.4 million principal amount of which bore interest at 10.35% per annum, all maturing on August 1, 2003 (approximately $28.9 million in aggregate outstanding principal plus accrued interest and a make-whole premium of approximately $2.8 million). The remainder of the net proceeds will be used to fund capital expenditures to continue to expand the Company's lodging business and ResNet's residential business and for working capital and general corporate purposes. Pending such uses, the Company has invested the net proceeds in highly liquid, interest-bearing securities. The prepayment of all outstanding borrowings under the Old Credit Facility and the prepayment of the Old Senior Notes occurred concurrently with the closing of the Sale of the Private Notes. See "Summary-- The Refinancing" and Notes 4, 5 and 10 of "Notes to Consolidated Financial Statements."

                                 CAPITALIZATION

    The following table sets forth the cash and consolidated capitalization of the Company as of December 31, 1996. The following table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                             DECEMBER 31, 1996
                                                                             -----------------
                                                                              (IN THOUSANDS)
Cash and cash equivalents..................................................     $    86,177
                                                                                   --------
                                                                                   --------
Long-term debt (1):
  Credit Facility (2)......................................................     $   --
  Notes offered hereby.....................................................         150,000
  11.5% Senior Notes, less unamortized discount (3)........................          28,616
  Other....................................................................           1,042
  Less current maturities..................................................            (425)
                                                                                   --------
    Total long-term debt...................................................         179,233
                                                                                   --------
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares authorized; none
    outstanding............................................................         --
  Common stock, $.01 par value; 20,000,000 shares authorized; 11,125,369
    shares issued and outstanding..........................................             111
  Additional paid-in capital...............................................         120,539
  Accumulated deficit......................................................         (45,098)
                                                                                   --------
    Total stockholders' equity.............................................          75,552
                                                                                   --------
      Total capitalization.................................................     $   254,785
                                                                                   --------
                                                                                   --------

------------------------

(1) See Notes 4 and 5 of "Notes to Consolidated Financial Statements."

(2) Subject to compliance with certain covenants and maintenance of certain financial ratios, the Company may borrow up to $175 million under the Credit Facility. See "Credit Arrangements of the Company."

(3) As part of the Refinancing, the terms of the Company's Senior Subordinated Notes due 2005 were amended such that they rank PARI PASSU with, and have substantially the same covenants as, the Private Notes and the Exchange Notes and are referred to herein, as amended, as the "11.5% Senior Notes."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                (IN THOUSANDS, EXCEPT ROOM AND PER ROOM AMOUNTS)

    The statement of operations data for the five years ended December 31, 1996 and the balance sheet data as of the end of each such year have been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The data should be read in conjunction with the Company's Consolidated Financial Statements, the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

                                                                           YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------------------
                                                              1992       1993       1994       1995        1996
                                                            ---------  ---------  ---------  ---------  ----------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Guest pay.............................................  $  13,828  $  21,471  $  29,927  $  50,758  $   84,504
    Free-to-guest.........................................      6,125      7,478      8,397      8,060       8,645
    Other.................................................      4,098      2,363      2,070      4,395       4,572
                                                            ---------  ---------  ---------  ---------  ----------
    Total revenues........................................     24,051     31,312     40,394     63,213      97,721
    Direct costs..........................................     12,827     14,848     18,181     28,910      44,379
                                                            ---------  ---------  ---------  ---------  ----------
  Gross profit............................................     11,224     16,464     22,213     34,303      53,342
  Operating expenses......................................     13,238     16,425     24,573     36,741      58,428
                                                            ---------  ---------  ---------  ---------  ----------
  Operating income (loss).................................     (2,014)        39     (2,360)    (2,438)     (5,086)
  Interest expense........................................      1,783      2,096        966      4,522       8,243
                                                            ---------  ---------  ---------  ---------  ----------
  Loss before income tax and extraordinary loss...........     (3,797)    (2,057)    (3,326)    (6,960)    (13,329)
  Provision for income taxes..............................     --         --         --             66          28
                                                            ---------  ---------  ---------  ---------  ----------
  Loss before extraordinary loss..........................     (3,797)    (2,057)    (3,326)    (7,026)    (13,357)
  Extraordinary loss (1)..................................     --         --          1,324     --           3,253
                                                            ---------  ---------  ---------  ---------  ----------
  Net loss................................................     (3,797)    (2,057)    (4,650)    (7,026)    (16,610)
  Cumulative preferred dividends..........................      1,872      1,557     --         --          --
                                                            ---------  ---------  ---------  ---------  ----------
  Net loss attributable to Common Stock...................  $  (5,669) $  (3,614) $  (4,650) $  (7,026) $  (16,610)
                                                            ---------  ---------  ---------  ---------  ----------
                                                            ---------  ---------  ---------  ---------  ----------

OTHER DATA:
  EBITDA (2)..............................................  $   3,472  $   7,215  $   9,301  $  15,898  $   24,729
  EBITDA margin (2).......................................       14.4%      23.0%      23.0%      25.1%       25.3%
  Capital expenditures....................................  $  18,044  $  14,311  $  43,521  $  51,497  $   85,258
  Depreciation and amortization...........................      5,486      7,176     11,661     18,336      29,815
  Annualized EBITDA (3)...................................      4,676      7,990     11,250     18,246      27,290
  Ratio of earnings to fixed charges (4)..................     --         --         --         --          --
  Ratio of long-term debt to annualized
    EBITDA (3)............................................      6.31x       .75x      2.49x      3.15x       6.57x
  Ratio of EBITDA to interest expense (2).................      1.95x      3.44x      9.63x      3.52x       3.00x

BALANCE SHEET DATA:
  Cash and cash equivalents...............................  $      92  $  12,256  $   4,302  $   2,252  $   86,177
  Total assets............................................     42,238     64,300     88,265    125,507     279,768
  Long-term debt (5)......................................     29,500      6,000     28,000     57,497     179,233
  Redeemable preferred stock (6)..........................     13,519     --         --         --          --
  Total stockholders' equity (deficit)....................     (7,272)    52,665     47,942     42,726      75,552

                                                                                                       DECEMBER 31,
                                                                                                           1996
                                                                                                       ------------

CERTAIN PRO FORMA DATA: (7)
  Pro forma interest expense.........................................................................   $   19,266
  Ratio of EBITDA to pro forma interest expense (2)..................................................         1.28x

                                                                           YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------------------
                                                              1992       1993       1994       1995        1996
                                                            ---------  ---------  ---------  ---------  ----------
OPERATING DATA:
  Guest pay rooms served (8)
    On-demand.............................................     21,871     59,169    119,680    209,487     358,842
    Scheduled.............................................     81,294     77,650     65,351     58,720      41,403
                                                            ---------  ---------  ---------  ---------  ----------
    Total Guest pay rooms.................................    103,165    136,819    185,031    268,207     400,245
                                                            ---------  ---------  ---------  ---------  ----------
                                                            ---------  ---------  ---------  ---------  ----------
  Rooms with Super Nintendo-Registered Trademark- game
    systems (8)...........................................     --            225     69,806    163,879     322,903
  Free-to-guest rooms served (8)..........................    176,651    191,893    220,534    249,779     294,882
  Total rooms served (8)(9)...............................    227,697    267,171    314,184    388,088     516,348
  Average monthly revenue per Guest pay room:
    Movie revenue.........................................  $   13.00  $   14.68  $   15.03  $   17.08  $    18.38
    Video game/information services.......................        .27        .39       1.01       2.21        2.93
                                                            ---------  ---------  ---------  ---------  ----------
    Total.................................................  $   13.27  $   15.07  $   16.04  $   19.29  $    21.31
                                                            ---------  ---------  ---------  ---------  ----------
                                                            ---------  ---------  ---------  ---------  ----------

------------------------

(1) Includes extraordinary loss on early termination of the Company's bank credit facility of $1.3 million in 1994 and extraordinary loss of $3.3 million in 1996 relating to the redemption of the Old Senior Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(2) EBITDA is not intended to represent an alternative to net income or cash flows from operating, financing or investing activities (as determined in accordance with generally accepted accounting principles) as a measure of performance. Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. Management believes that EBITDA provides an important additional perspective on the Company's operating results and the Company's ability to service its long-term debt and to fund the Company's continuing growth.

(3) "Annualized EBITDA" represents the sum of the quarterly EBITDA for the two most recently completed fiscal quarters multiplied by two.

(4) Earnings are defined as net loss before income taxes, extraordinary items and fixed charges, except where capitalized. Fixed charges are defined as the portion of rental expense under operating leases representing interest, and interest, including amortization of debt expense, whether expensed or capitalized. Earnings were insufficient to cover fixed charges for the following periods by the amounts indicated.

                                                                                          COVERAGE
PERIOD                                                                                   DEFICIENCY
---------------------------------------------------------------------------------------  -----------
Year ended December 31, 1993...........................................................   $  (2,057)
Year ended December 31, 1994...........................................................      (3,326)
Year ended December 31, 1995...........................................................      (6,960)
Year ended December 31, 1996...........................................................     (13,329)

(5) Excludes current maturities. See "Capitalization."

(6) Includes cumulative preferred dividends payable.


(7) Adjusted to give effect to the Refinancing as if the Refinancing had occurred on January 1, 1996. The effect of such adjustment would have precluded the necessity for other borrowings during year ended December 31, 1996 and therefore it reflects that no amounts would have been outstanding under the Old Credit Facility. The adjustment reflects outstanding indebtedness of $150 million of the Notes, and $30 million of the 11.5% Senior Notes for a total interest expense of $19.3 million.


(8) At end of period.

(9) Total rooms served include those rooms receiving one or more of the Company's services.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN STATEMENTS IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS UNDER THE HEADINGS "SUMMARY," "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED. WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES," "BELIEVES," "NO ASSURANCE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING BUT NOT LIMITED TO THOSE DISCUSSED IN CONJUNCTION WITH SUCH FORWARD-LOOKING STATEMENTS AND UNDER THE HEADING "RISK FACTORS," WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.

OVERVIEW

    The Company provides video on-demand, network-based video games, cable television programming and other interactive entertainment and information services to the lodging and multi-family residential unit markets utilizing its proprietary B-LAN-TM- system architecture.

    LODGING SERVICES

    GUEST PAY SERVICES.The Company's Guest Pay services include Guest Scheduled-SM- on-demand movies, network-based Super
Nintendo-Registered Trademark- video games and other interactive entertainment and information services for which the hotel guest pays on a per-view or per-play basis. The growth that the Company has experienced has principally resulted from its rapid expansion of guest pay-per-view services, which the Company began installing in 1986. In May 1992, the Company introduced and began installing its on-demand guest pay service. It has been the Company's experience that rooms featuring the "on-demand" guest pay service generate significantly more revenue and gross profit per room than comparable rooms having only the scheduled format. The following table sets forth information in regard to guest pay rooms installed as of December 31:

                                             1994                  1995                  1996
                                     --------------------  --------------------  --------------------
                                       ROOMS        %        ROOMS        %        ROOMS        %
                                     ---------  ---------  ---------  ---------  ---------  ---------
Scheduled..........................     65,351       35.3     58,720       21.9     41,403       10.3
On-demand..........................    119,680       64.7    209,487       78.1    358,842       89.7
                                     ---------  ---------  ---------  ---------  ---------  ---------
    Total..........................    185,031      100.0    268,207      100.0    400,245      100.0
                                     ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------

    The Company's guest pay revenues depend on a number of factors, including the number of rooms equipped with the Company's systems, guest pay buy rates, hotel occupancy rates, the popularity, selection and pricing of the Company's program offerings and the length of time programming is available to the Company prior to its release to the home video and cable television markets. The primary direct costs of providing guest pay services are (i) license fees paid to studios for non-exclusive distribution rights to recently-released major motion pictures, generally ranging from 35% to 50% of the Company's gross revenues derived from each picture, (ii) nominal one-time license fees paid for independent films, which are duplicated by the Company for distribution to its operating sites, (iii) license fees for video games and other services, and (iv) the commission retained by the hotel, generally 10% to 15% of gross revenues, depending on the services provided and other factors. Guest pay operating expenses include costs of system maintenance and support, in-room marketing, video tape duplication and distribution, data retrieval, insurance and personal property taxes.

    The Company also provides video games and interactive multimedia entertainment and information services through its guest pay systems. Services include folio review, video check-out and guest satisfaction surveys. In 1993 the Company entered into a seven-year non-exclusive license agreement with Nintendo of America, Inc. ("Nintendo") to provide hotels with a network-based Super Nintendo-Registered Trademark- video game playing system. The following table sets forth the number of guest pay rooms with game systems installed as of December 31:

                                                                  1994       1995       1996
                                                                ---------  ---------  ---------
Super Nintendo-Registered Trademark- game systems rooms.......     69,806    163,879    322,903

    FREE-TO-GUEST SERVICES. In addition to guest pay services, the Company provides cable television programming for which the hotel, rather than its guests, pays the charges. Free-to-guest services include the satellite delivery of various programming channels through a satellite earth station, which generally is owned or leased by the hotel. For free-to-guest services the hotel pays the Company a fixed monthly charge per room for each programming channel provided. Such monthly charges range generally from $2.90 to $3.50 per room per month for premium channels and from $.15 to $.85 per room per month for non-premium channels. The Company obtains its free-to-guest programming pursuant to multi-year agreements with the programmers and pays a fixed monthly fee per room, which ranges generally from 75% to 80% of revenues for such services, depending on incentive programs in effect from time to time from the programming networks. In April 1996, the Company entered into an agreement with PRIMESTAR pursuant to which the Company was appointed as the exclusive third-party provider (other than partners in PRIMESTAR and their affiliated distributors) of the PRIMESTAR-Registered Trademark- DBS (digital direct broadcast satellite) signal to the lodging industry. Pursuant to this agreement, the Company will pay a fee to PRIMESTAR for access to the PRIMESTAR signal, which will enable the Company to provide free-to-guest digital satellite programming to a broader segment of the lodging industry than can be cost-effectively served with traditional C-band satellite systems. The following table sets forth the number of free-to-guest rooms served as of December 31:

                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
Free-to-guest rooms..........................................    220,534    249,779    294,882

    RESIDENTIAL SERVICES

    In January 1996, the Company formed ResNet for the purpose of extending the Company's proprietary B-LAN-SM- system architecture and operational expertise into the Multi-family Residential Unit ("MDU") market. In October 1996, TCI Satellite, an affiliate of TCI, agreed to invest up to $40 million in ResNet in exchange for up to a 36.99% interest in ResNet and agreed to provide ResNet with long-term access to DBS signals for the MDU market on a nationwide basis.

    The Company believes that the MDU business has financial and technological requirements generally similar to those of the Company's lodging industry business. ResNet began installations of its first systems during the quarter ended September 30, 1996, but its operations did not have a material effect on the consolidated results of operations of the Company for 1996. See "Business--Services and Products, Multi-Family Residential Services."

RESULTS OF OPERATIONS--YEARS ENDED DECEMBER 31, 1996 AND 1995

REVENUE ANALYSIS

    The Company's total revenue for 1996 increased 54.6%, or $34.5 million, in comparison to 1995. The following table sets forth the components of the Company's revenue (in thousands) for the years ended December 31:

                                                             1996                    1995
                                                    ----------------------  ----------------------
                                                               PERCENT OF              PERCENT OF
                                                                  TOTAL                   TOTAL
                                                     AMOUNT     REVENUES     AMOUNT     REVENUES
                                                    ---------  -----------  ---------  -----------
Guest Pay.........................................  $  84,504        86.5   $  50,758        80.2
Free-to-guest.....................................      8,645         8.8       8,060        12.8
Other.............................................      4,572         4.7       4,395         7.0
                                                    ---------       -----   ---------       -----
    Total.........................................  $  97,721       100.0   $  63,213       100.0
                                                    ---------       -----   ---------       -----
                                                    ---------       -----   ---------       -----

    GUEST PAY SERVICES. Guest Pay revenues increased 66.5%, or $33.7 million, in 1996 as compared to 1995. This increase is attributable to (i) a 50.7% increase in the average number of installed guest pay rooms, all of which were installed with the Company's on-demand technology, and (ii) a 10.5% increase in average monthly revenue per guest pay room. The following table sets forth information with respect to guest pay rooms for the years ended December 31:

                                                                               1996       1995
                                                                             ---------  ---------
Average monthly revenue per room:
  Movie revenue............................................................  $   18.38  $   17.08
  Video game and information service revenue...............................       2.93       2.21
                                                                             ---------  ---------
    Total per Guest Pay room...............................................  $   21.31  $   19.29
                                                                             ---------  ---------
                                                                             ---------  ---------
For all Guest Pay rooms:
  Movie buy rates..........................................................      10.7%      10.1%
  Average movie price......................................................  $    8.26  $    8.28
  Average hotel occupancy rate.............................................      69.4%      69.0%
For on-demand Guest Pay rooms:
  Movie buy rates..........................................................      11.4%      11.2%
  Average movie price......................................................  $    8.28  $    8.34
  Average hotel occupancy rate.............................................      70.0%      69.8%

    Average movie revenue per room, for all guest pay rooms, was favorably impacted by a combination of higher average buy rates and higher average occupancies, all in comparison to the comparable period in the previous year, and by the comparative increase in the proportion of on-demand rooms. It has been the Company's experience that buy rates are higher in rooms featuring the on-demand service than in those rooms with the scheduled service. The comparative increase in buy rates, for both all and on-demand guest pay rooms, is attributed to a relatively more popular selection of newly-released major motion pictures in 1996 as compared to 1995. The slight decrease in average movie prices for both all and on-demand rooms between the comparative periods is the result of an increase in the proportion of limited service hotel rooms in the installed room base, in which rooms movie prices are generally $7.95. The Company's movie prices were generally $7.95 or $8.95 during the periods.

    Average video game and information service revenue per room, for all guest pay rooms, increased primarily as a result of the increase in the number of rooms with video game services installed. On a per-room basis, average monthly video game revenues were $2.26 and $1.70 during the years ended December 31, 1996 and 1995, respectively.

    FREE-TO-GUEST SERVICES. Free-to-guest revenues increased 7.3%, or $585,000, in 1996 as compared to 1995. The comparative increase in revenues resulted from the 18.1% increase in the number of installed free-to-guest rooms since December 31, 1995, which installed room increase mitigated a decline in per-room revenues resulting from a relatively lower proportion of rooms receiving premium services in the current period.

    OTHER. Revenue from other sources, such as the sale of televisions, system equipment, service parts and labor, and miscellaneous free-to-guest programming materials, increased by $177,000, or 4.0% in 1996 as compared to 1995, all of which increase was attributable to sales of systems and equipment to foreign licensees.

EXPENSE ANALYSIS

    DIRECT COSTS. The following table sets forth information regarding the Company's direct costs (in thousands) and gross profit margin for the years ended December 31:

                                                                            1996       1995
                                                                          ---------  ---------
Direct costs:
  Guest Pay.............................................................  $  34,283  $  19,053
  Free-to-guest.........................................................      6,482      6,117
  Other.................................................................      3,614      3,740
                                                                          ---------  ---------
                                                                          $  44,379  $  28,910
                                                                          ---------  ---------
                                                                          ---------  ---------
Gross profit margin:
  Guest Pay.............................................................      59.4%      62.5%
  Free-to-guest.........................................................      25.0%      24.1%
  Other.................................................................      21.0%      14.9%
  Composite.............................................................      54.6%      54.3%

    Guest Pay direct costs increased 79.9%, or $15.2 million, in 1996 as compared to the prior year. Since guest pay direct costs (primarily studio and other license fees, video game license fees and the commission retained by the hotel) are primarily based on related revenue, such direct costs generally vary directly with revenue. As a percentage of guest pay revenue, such costs increased from 37.5% in 1995 to 40.6% in 1996. The relative increase in guest pay direct costs (as a percentage of revenue), in 1996 as compared to the prior year, reflects higher movie-related costs due to proportionately higher revenue from newly-released motion pictures and substantially increased video game revenue in the guest pay revenue mix, which increases were mitigated by a slight decrease in hotel commissions.

    Free-to-guest direct costs increased 6.0% to $6.5 million in 1996 from $6.1 million in the prior year. As a percentage of free-to-guest revenue, free-to-guest direct costs decreased to 75.0% in 1996 from 75.9% in the prior year. The slight decrease in free-to-guest direct costs (as a percentage of revenue) reflected the effect of price increases for certain programming.

    Direct costs associated with other revenue decreased 3.4%, or $126,000, in 1996 as compared to the prior year. As a percentage of related revenues, such direct costs decreased to 79.0% of other revenue in 1996 versus 85.1% in 1995, reflecting the effect of increased system and equipment sales, which have slightly higher margins than the other sources of other revenue.

    The Company's overall gross profit increased 55.5%, or $19.0 million, to $53.3 million in 1996 on a 54.6% increase in revenues in comparison to the prior year. The Company's overall gross profit margin was 54.6% in 1996 and 54.3% for the prior year.

    OPERATING EXPENSES. The following table sets forth information in regard to the Company's operating expenses (in thousands) for the years ended December 31:

                                                              1996                      1995
                                                    ------------------------  ------------------------
                                                                PERCENT OF                PERCENT OF
                                                                   TOTAL                     TOTAL
                                                     AMOUNT      REVENUES      AMOUNT      REVENUES
                                                    ---------  -------------  ---------  -------------
Operating expenses:
  Guest Pay operations............................  $  15,032        15.4%    $   9,767        15.5%
Selling and marketing.............................      2,708         2.8%        1,871         3.0%
General and administrative........................     10,873        11.1%        6,767        10.7%
Depreciation and amortization.....................     29,815        30.5%       18,336        29.0%
                                                    ---------         ---     ---------         ---
    Total operating expenses......................  $  58,428        59.8%    $  36,741        58.2%
                                                    ---------         ---     ---------         ---
                                                    ---------         ---     ---------         ---

    Guest Pay operations expenses increased 53.9%, or $5.3 million, in 1996 from $9.8 million in the previous year. Such increase is primarily attributable to the 50.7% increase in average installed Guest Pay rooms in 1996 as compared to 1995. Per average installed guest pay room, such expenses averaged $3.79 per month in 1996 as compared to $3.71 per month in 1995, primarily reflecting increased marketing, service and support costs and property taxes.

    Selling and marketing expenses increased 44.7%, or $837,000, in 1996 from $1.9 million in the prior year. This increase reflects the effect of additional sales and marketing personnel and increased promotional and marketing activities. As a percentage of revenue, such expenses represented 2.8% of revenue in 1996 as compared to 3.0% in the prior year.

    General and administrative expenses increased 60.7%, or $4.1 million, in 1996 from $6.8 million in the prior year. This increase reflects the effect of substantially increased legal expenses, an increase in the number of development and administrative personnel and increased facilities-related expenses. As a percentage of revenue, general and administrative expenses represented 11.1% of total revenue in 1996 as compared to 10.7% in the year earlier period.

    Depreciation and amortization expenses increased 62.6% to $29.8 million in 1996 from $18.3 million in the prior year. This increase is directly attributable to the increases in the number of installed guest pay and game service equipped rooms previously discussed, as well as the associated software costs and other capitalized costs such as service vans, equipment and computers that are related to the increased number of rooms in service since the prior year.

    OPERATING LOSS. The Company's operating loss, as a result of the factors previously discussed, increased to $5.1 million in 1996 from $2.4 million in 1995.

    INTEREST EXPENSE. Interest expense increased to $8.2 million in 1996 from $4.5 million in 1995 due to increases in long-term debt to fund the Company's continuing expansion of its businesses. Long-term debt increased from $57.5 million at December 31, 1995 to $179.2 million at December 31, 1996, reflecting the Company's issuance of the Private Notes. The average principal amount of long-term debt (excluding amounts outstanding under the revolving credit facility) outstanding during 1996 was approximately $65.4 million (at a weighted average interest rate of approximately 10.0%) as compared to an average principal amount outstanding of approximately $40.6 million (at a weighted average interest rate of approximately 10.3%) during 1995. The weighted average amount outstanding under the revolving credit facility was approximately $9.4 million during 1996 as compared to approximately $2.1 million in 1995.


    EXTRAORDINARY LOSS. As a result of the early redemption of the Old Senior Notes, the Company incurred a make-whole premium of approximately $2.8 million, and wrote off unamortized debt issuance costs related to the notes of approximately $0.5 million.

    NET LOSS. For the reasons previously discussed, the Company's net loss increased to $16.6 million in 1996 from a net loss of $7.0 million in the prior year.

    EBITDA. As a result of increasing revenues from guest pay services, and the other factors previously discussed, EBITDA ("Earnings Before Interest, Income Taxes and Depreciation and Amortization") increased 55.5% to $24.7 million in 1996 as compared to $15.9 million in 1995. EBITDA as a percentage of total revenue increased to 25.3% in 1996 as compared to 25.1% in 1995. EBITDA is not intended to represent an alternative to net income or cash flows from operating, financing or investing activities (as determined in accordance with generally accepted accounting principles) as a measure of performance. Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. Management believes that EBITDA provides an important additional perspective on the Company's operating results and the Company's ability to service its long-term debt and to fund the Company's continuing growth.

RESULTS OF OPERATIONS--YEARS ENDED DECEMBER 31, 1995 AND 1994

REVENUE ANALYSIS

    The Company's total revenues increased 56.5% in 1995 as compared to 1994. The following table sets forth the various components of the Company's total revenue (in thousands) for the years ended December 31:

                                                             1995                     1994
                                                    -----------------------  -----------------------
                                                                PERCENT OF               PERCENT OF
                                                                  TOTAL                    TOTAL
                                                     AMOUNT      REVENUES     AMOUNT      REVENUES
                                                    ---------  ------------  ---------  ------------
Guest Pay.........................................  $  50,758        80.2%   $  29,927        74.1%
Free-to-guest.....................................      8,060        12.8%       8,397        20.8%
Other.............................................      4,395         7.0%       2,070         5.1%
                                                    ---------       -----    ---------       -----
    Total.........................................  $  63,213       100.0%   $  40,394       100.0%
                                                    ---------       -----    ---------       -----
                                                    ---------       -----    ---------       -----

    GUEST PAY SERVICES. Guest Pay revenues increased 69.6%, or $20.8 million, in 1995 as compared to 1994. This increase is attributable to (i) an approximate 41% increase in the average number of guest pay rooms installed during 1995 as compared to the prior year and (ii) increases in movie and video game and information service revenue on a per-room basis of 13.6% and 118.8%, respectively, both as compared to 1994. Higher average buy rates and higher average movie prices combined with higher average occupancy rates such that average monthly movie revenues increased on a per-room basis. Video game and information service revenues increased from approximately $1.9 million in 1994 to approximately $5.8 million in 1995, primarily as a result of the increase in the number of rooms with video game services installed. The following table sets forth information with respect to guest pay rooms for the years ended December 31:

                                                                               1995       1994
                                                                             ---------  ---------
Average monthly revenue per room:
  Movie revenue............................................................  $   17.08  $   15.03
  Video game and information service revenue...............................       2.21       1.01
                                                                             ---------  ---------
    Total per Guest Pay room...............................................  $   19.29  $   16.04
                                                                             ---------  ---------
                                                                             ---------  ---------
For all Guest Pay rooms:
  Movie buy rates..........................................................       10.1%       9.5%
  Average movie price......................................................  $    8.28  $    7.81
  Average hotel occupancy rate.............................................       69.0%      68.7%
For on-demand Guest Pay rooms:
  Movie buy rates..........................................................       11.2%      11.1%
  Average movie price......................................................  $    8.34  $    7.90
  Average hotel occupancy rate.............................................       69.8%      69.9%

    FREE-TO-GUEST SERVICES. Free-to-guest revenues decreased 4.0%, or $337,000, in 1995 as compared to the prior year. The comparative decrease is primarily attributable to a relative decline in the proportion of free-to-guest rooms receiving premium services.

    OTHER. Revenue from other sources, such as the sale of televisions, system equipment, service parts and labor, and miscellaneous free-to-guest programming materials, increased by 112.3%, or $2.3 million, in 1995 as compared to 1994. This increase is directly attributable to increases in television sales between the periods.

EXPENSE ANALYSIS

    DIRECT COSTS. The following table sets forth information regarding the Company's direct costs (in thousands) and gross profit margin for the years ended December 31:

                                                                            1995       1994
                                                                          ---------  ---------
Direct costs:
  Guest Pay.............................................................  $  19,053  $  10,050
  Free-to-guest.........................................................      6,117      6,412
  Other.................................................................      3,740      1,719
                                                                          ---------  ---------
                                                                          $  28,910  $  18,181
                                                                          ---------  ---------
                                                                          ---------  ---------
Gross profit margin:
  Guest Pay.............................................................       62.5%      66.4%
  Free-to-guest.........................................................       24.1%      23.6%
  Other.................................................................       14.9%      17.0%
  Composite.............................................................       54.3%      55.0%

    Guest pay direct costs increased 89.6%, or $9.0 million, in 1995 as compared to 1994. Since guest pay direct costs (primarily studio and other license fees, video game license fees and the commission retained by the hotel), are primarily based on related revenue, such direct costs generally vary directly with revenue. As a percentage of guest pay revenue, guest pay direct costs were 37.5% of related revenues versus 33.6% in 1994. The relative increase in guest pay direct costs (as a percentage of revenue) reflects higher movie-related costs due to proportionately higher revenue from newly-released motion pictures, substantially increased video game revenue in the guest pay revenue mix and increased hotel commissions, as compared to 1994.

    Free-to-guest direct costs decreased 4.6%, or $295,000, in 1995 compared to the prior year, and such direct costs also decreased, as a percentage of free-to-guest revenues, to 75.9% in 1995 from 76.4% in the prior year, primarily due to a comparative decrease in the relative proportion of premium channels in the programming mix, as previously mentioned.

    Direct costs related to other revenue increased 117.6%, or $2.0 million, in 1995 as compared to 1994. This increase was directly attributable to the increased level of television sales discussed above. As a percentage of other revenue, direct costs increased to 85.1% in 1995 as compared to 83.0% in 1994 due to the relative increase in revenue from television sales, which have a lower margin than other components of the other revenue category.

    The Company's overall gross profit margin was 54.3% in 1995 as compared to 55.0% in 1994. The slight decrease is attributable to the lower guest pay gross profit margin, and to the effect of the increased sales of televisions in the other revenue category, both as previously discussed.

    OPERATING EXPENSES. The following table sets forth information in regard to the Company's operating expenses (in thousands) for the years ended December 31:

                                                                        1995                      1994
                                                              ------------------------  ------------------------
                                                                          PERCENT OF                PERCENT OF
                                                                             TOTAL                     TOTAL
                                                               AMOUNT      REVENUES      AMOUNT      REVENUES
                                                              ---------  -------------  ---------  -------------
Operating expenses:
  Guest Pay operations......................................  $   9,767        15.5%    $   7,244        17.9%
  Selling and marketing.....................................      1,871         3.0%        1,541         3.8%
  General and administrative................................      6,767        10.7%        4,127        10.2%
  Depreciation and amortization.............................     18,336        29.0%       11,661        28.9%
                                                              ---------         ---     ---------         ---
    Total operating expenses................................  $  36,741        58.2%    $  24,573        60.8%
                                                              ---------         ---     ---------         ---
                                                              ---------         ---     ---------         ---

    Guest pay operations expense increased 34.8%, or $2.5 million, in 1995 as compared to the prior year. This increase was primarily attributable to the addition of 83,176 guest pay rooms since December 31, 1994. Per installed guest pay room, such expenses averaged $3.71 per month during 1995 as compared to $3.88 for 1994. Lower service and maintenance costs and lower administrative support costs combined to offset higher property taxes, all on a per-room basis.

    Selling and marketing expenses increased 21.4%, or $330,000, in 1995 as compared to 1994, reflecting an increase in marketing and promotional activities and the addition of sales and marketing personnel. Sales and marketing expenses represented 3.0% of revenues in 1995 as compared to 3.8% in the prior year.

    General and administrative expenses increased 64.0%, or $2.6 million, in 1995 as compared to the prior year, primarily reflecting increases in legal and personnel-related costs. As a percentage of revenues, general and administrative costs were 10.7% in 1995 as compared to 10.2% in 1994.

    Depreciation and amortization expenses increased 57.2%, or $6.7 million, in 1995 as compared to 1994. This increase directly reflects the effect of the approximate 45% increase in the number of installed guest pay rooms, as well as the effect of expenditures to upgrade previously installed rooms to provide video game and information services, and the associated software and other capitalized costs such as service vans and equipment, computers and office furniture, fixtures and other equipment related to the Company's continuing expansion.

    OPERATING LOSS. The Company's operating loss was $2.4 million in both 1995 and 1994.

    INTEREST EXPENSE. Interest expense increased 368.1%, or $3.6 million, in 1995 as compared to 1994. The increase is directly attributable to increased borrowing to fund the Company's continuing investments in both newly-installed and upgraded rooms. The average amount of long-term debt outstanding during 1995, excluding amounts outstanding under the Company's then existing revolving credit facility, was approximately $40.6 million as compared to an average of approximately $12.4 million during 1994. The average amount outstanding under the revolving credit facility was approximately $2.1 million during 1995 as compared to approximately $1.9 million in 1994.

    NET LOSS. The Company's net loss increased to $7.0 million in 1995 from $4.6 million in 1994, as a result of the foregoing factors.

    EBITDA. EBITDA increased 70.9%, or $6.6 million, in 1995 as compared to 1994. EBITDA, as a percentage of total revenues, increased to 25.1% in 1995 as compared to 23.0% in 1994.

SEASONALITY

    The Company's quarterly operating results are subject to fluctuation depending upon hotel occupancy rates and other factors. Typically, occupancy rates are higher during the second and third quarters due to seasonal travel patterns.

LIQUIDITY AND CAPITAL RESOURCES

    On September 15, 1994, the Company issued $28 million principal amount of 9.95% Senior Notes to three insurance companies in a private placement. On April 13, 1995, concurrently with certain amendments to the Note Purchase Agreement, the Company issued $5 million principal amount of 10.35% Senior Notes under such agreement in a private placement to certain holders of the 9.95% Senior Notes. As part of the Refinancing, the Company redeemed the 9.95% and 10.35% Senior Notes in their entirety, which represented a use of proceeds of approximately $28.9 million in principal amount, plus accrued interest, and a make-whole premium of approximately $2.8 million. See "Use of Proceeds."

    On August 9, 1995, the Company issued $20 million principal amount of its 11.5% Senior Subordinated Notes due July 15, 2005 (the 11.5% Senior Notes) to three insurance companies in a private placement. On October 4, 1995, the Company issued an additional $10 million principal amount of such 11.5% Senior Notes to the same purchasers and under identical terms and conditions. In connection with the Refinancing, the Company and the holders of the 11.5% Senior Notes amended the terms of the 11.5% Senior Notes to provide that such notes rank pari passu with, and have the same covenants as, the Private Notes. The 11.5% Senior Notes are unsecured and bear interest at the fixed rate of 11.5%, payable semi-annually. Mandatory annual principal payments of $6 million commence July 15, 2001. See "Credit Arrangements of the Company--11.5% Senior Notes."

    Net proceeds of the August 9, 1995 issue of the 11.5% Senior Notes, net of original issue discount and issuance-related expenses, were approximately $18.1 million, and were used to (i) repay $10.0 million outstanding under the Company's then existing revolving facility and (ii) provide funding for capital expenditures to expand the Company's guest pay services business. The net proceeds from the October 4, 1995 issue of the 11.5% Senior Notes, net of original issue discount and issuance-related expenses, were approximately $9.2 million and provided additional capital to fund the expansion of the Company's guest pay services business.

    In connection with the Refinancing, the Company repaid all of the outstanding borrowing under its then bank credit facility, approximately $20.4 million, and amended and restated such facility. The amended and restated bank credit facility (the "Credit Facility") provides for total lending commitments of $100.0 million (which can be increased to $175.0 million with the consent of NatWest Bank) and contains certain covenants, including the maintenance of certain financial ratios, limitations on the incurrence of additional indebtedness, limitations on the incurrence of certain liens, limitations on certain payments or distributions in respect of the common stock and provisions for acceleration of principal repayment in certain circumstances. The Credit Facility is secured by (i) a first priority security interest in all of the

Company's and certain of its subsidiaries' tangible and intangible assets and
(ii) a guarantee by ResNet of all amounts advanced to it by the Company. Amounts borrowed under the Credit Facility bear interest at either (i) LIBOR plus from 1.25% to 2.00% or (ii) the greater of (a) the NatWest Bank prime rate plus from
 .25% to 1.00% or (b) the federal funds rate plus from .75% to 1.50%, depending on the Company's total leverage, as defined in the agreement. The banks' commitment under the Credit Facility is subject to a scheduled reduction of 15% beginning in December 1998 and annually thereafter as follows: December 1999--20%; December 2000--20%; December 2001--20%; and December 2002--25%. See
"Credit Arrangements of the Company--Credit Facility."

    On May 23, 1996, the Company sold 3,680,000 shares of the Company's Common Stock for net proceeds of approximately $44.6 million. Such proceeds were used to repay approximately $25.9 million of borrowings then outstanding under the Existing Credit Facility, and to provide working capital for the continuing expansion of the Company's lodging and residential business.

    On October 21, 1996, the Company and ResNet entered into agreements with TCI Satellite pursuant to which TCI Satellite acquired a 4.99% equity interest in ResNet for a purchase price of $5.4 million in cash (the "Stock Payment") and agreed to provide ResNet with long-term access to a DBS signal on a nationwide basis. In addition, TCI Satellite agreed to advance up to $34.6 million to ResNet during the five years ending October 21, 2001, under a convertible note agreement (the "TCI Convertible Note") to purchase DBS equipment. The TCI Convertible Note is subject to mandatory conversion into a maximum 32.0% equity interest in ResNet at such time as conversion is not restricted by FCC regulations. The TCI Convertible Note is unsecured, payable solely in shares of ResNet's common stock, non-recourse to the Company, and subordinated to all present and future borrowings by ResNet including any borrowings from the Company by ResNet. Interest accrues (generally at TCI's average borrowing rate) on amounts outstanding under the TCI Convertible Note, but such interest is not payable in cash (and does not increase the equity interest into which the TCI Convertible Note will be converted). See "Business-- Strategic Initiatives--Residential Alliances with GE ResCom and TCI Satellite."


    On December 19, 1996, the Company issued $150 million, principal amount, of unsecured 10.25% Senior Notes (the "Private Notes") in a private offering in accordance with Rule 144A of the Securities Act of 1933, as amended (the Securities Act). The proceeds of the Private Notes, which were issued at par, after placement fees and offering expenses, were approximately $143.2 million. Of the net proceeds approximately $20.4 million was used to prepay outstanding borrowings under the Old Credit Facility and approximately $31.7 million of such proceeds was used to redeem the outstanding principal amounts of the 9.95% and 10.35% Senior Notes and to prepay all outstanding amounts under the Company's then revolving credit facility, both as previously discussed. The remaining proceeds, approximately $91.1 million, were invested in highly liquid, interest-bearing securities pending their use for funding capital expenditures to expand the Company's lodging and residential businesses.


    The Company has incurred operating and net losses due in large part to the depreciation, amortization and interest expenses related to the capital required to expand its lodging and residential businesses. The growth of the Company's business requires substantial indebtedness to finance expansion of its lodging and multi-family residential businesses. The Company expects that losses will increase as the Company implements its expansion strategy. Historically, cash flow from operations has not been sufficient to fund the cost of expanding the Company's business and to service existing indebtedness. Capital expenditures were approximately $85.3 million during 1996, and net cash provided by operating activities was approximately $9.5 million.

    Depending on the rate of growth of its lodging and residential businesses and other factors, the Company expects to incur capital expenditures of between approximately $90 to $125 million in 1997 and substantial amounts thereafter. The actual amount and timing of the Company's capital expenditures will vary (and such variations could be material) depending upon the number of new contracts for services entered into by the Company, the costs of installations and other factors; however, this is a forward-looking statement and there can be no assurance in this regard. In addition, the Credit Facility limits the amount of the Company's annual capital expenditures to a certain base amount plus the amounts of certain additional financing.

    The Company believes that the net proceeds from the Private Notes, the funds to be provided by TCI Satellite, its operating cash flows and borrowings permitted under the Credit Facility will be sufficient to fund the Company's cash requirements for 12 to 18 months; however, this is a forward-looking statement and there can be no assurance in this regard. After such time, the Company may incur additional amounts of indebtedness. If the Company's plans or assumptions change, if its assumptions prove to be inaccurate or if the Company experiences unanticipated costs or competitive pressures, the Company may be required to seek additional capital sooner than currently anticipated. There can be no assurance that the Company will be able to obtain financing, or, if such financing is available, that the Company will be able to obtain it on acceptable terms. Failure to obtain additional financing, if needed, could result in the delay or abandonment of some or all of the Company's expansion plans. See "Risk Factors--High Level of Indebtedness; Ability to Service Debt" and "--Historical and Future Operating Losses; Need for Additional Capital; Refinancing Risk."

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), encourages, but does not require, a fair value-based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but requires pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company elected to continue to measure compensation cost in accordance with APB 25, and to comply with the pro forma disclosure requirements of Statement 123.

    Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was adopted by the Company as of January 1, 1996. This statement was applied prospectively, and requires that impairment losses on long-lived assets be recognized when the book value of the asset exceeds its expected undiscounted cash flows. The adoption did not have a material impact on the Company's financial position or results of operations.

                                    BUSINESS

    CERTAIN STATEMENTS IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS UNDER THE HEADINGS "SUMMARY," "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED. WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES," "BELIEVES," "NO ASSURANCE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING BUT NOT LIMITED TO THOSE DISCUSSED IN CONNECTION WITH SUCH FORWARD-LOOKING STATEMENTS AND UNDER THE HEADING "RISK FACTORS," WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.

OVERVIEW

    LodgeNet provides video on-demand, network-based video games, cable television programming and other interactive entertainment and information services to the lodging and multi-family dwelling unit ("MDU") markets utilizing its proprietary broadband local area network ("B-LAN"-SM-) system architecture. Through its rapid growth, the Company has become the second largest provider of such services to the lodging market (based on total rooms served), currently serving over 516,000 rooms in over 3,400 hotel properties throughout the United States and Canada. In January 1996, the Company formed ResNet Communications, Inc. ("ResNet") to extend its B-LAN-SM- system architecture and operational expertise into the MDU market. In October 1996, TCI Satellite MDU, Inc. ("TCI Satellite"), an affiliate of Tele-Communications, Inc. ("TCI"), agreed to invest up to $40 million in ResNet in exchange for up to a 36.99% interest in ResNet and agreed to provide ResNet with long-term access to the digital DBS signals provided by TCI Satellite for the MDU market on a nationwide basis.

    LodgeNet and ResNet generally operate under exclusive long-term contracts in the lodging and MDU markets. The Company's lodging guest pay contracts typically have terms of 5 to 7 years and ResNet's MDU contracts are expected to have terms of 8 to 12 years. The exclusive nature of these contracts allows the Company to estimate, based on certain operating assumptions, future revenues, cash flows and rates of return related to the contracts prior to making a capital investment decision.

    The Company has experienced substantial growth in the number of guest pay rooms served, total revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA"). From 1991 through 1996, guest pay rooms served increased from 73,415 to 400,245, revenues increased from $19.6 million to $97.7 million, and EBITDA increased from $2.9 million to $24.7 million.

    LODGING SERVICES. The Company provides its services in the lodging market to corporate-managed hotel chains such as ITT Sheraton, The Ritz-Carlton Company, Harrah's Casino Hotels, Delta Hotels and Resorts, Outrigger, La Quinta Inns, Red Roof Inns and Budgetel Inns, as well as many individual properties flying the Marriott, Holiday Inn, Hilton, Inter-Continental, Prince, Radisson, Westin, Doubletree, Embassy Suites, and other flags. The lodging market in the United States comprises approximately 3.4 million rooms. The Company believes that approximately 1.9 million of these rooms are located in the Company's target market of hotels having more than 100 rooms. The Company provides its services under exclusive, long-term contracts throughout the United States and Canada, and in other select countries through licensing arrangements with strategic partners. The average remaining life of the Company's existing guest pay contracts is over four years, with less than 7% of these contracts due to expire before 1998.

    In the lodging market, the Company's services include Guest Scheduled-SM-on-demand movies, network-based Super Nintendo-Registered Trademark- video games, PRIMESTAR digital-Registered Trademark- satellite-delivered basic and premium cable television programming, and other interactive entertainment and information services. On-demand services enable a guest to purchase and start a movie on-demand, rather than restricting the guest to a predetermined start time. Video games can be started on-demand by a hotel guest who is charged an hourly rate for play time. Free-to-guest services typically involve a customized package of basic and premium cable television programming which the hotel purchases from the Company and provides at no charge to guests. Other services, which are typically provided at no charge to the guest, include guest surveys, folio review and video checkout. The Company is able to offer its interactive services by virtue of the high-speed, two-way digital communications design of its proprietary B-LAN-SM- system architecture. The Company's open-architecture, UNIX-based platform enables the Company to upgrade system software to support the introduction of new services or integrate new technologies as they become commercially available and economically viable.

    The Company believes it is a leader in providing innovative products and services to the lodging industry. The Company believes that it was the first in the lodging market to install network-based interactive video games, the first to install in-room printers for video checkout and other applications, and the first to utilize a Video Room Card-SM- (an image-based menu and purchasing protocol, utilizing pictures and graphics to replace the simple text menus traditionally utilized by its competitors). In 1995, LodgeNet redesigned its interactive system, enabling the Company to deliver what it believes is the first cost-effective system for on-demand movies and network-based video games to mid-size hotels of 100 to 150 rooms, a market segment the Company believes has been historically underserved by guest pay providers. The Company believes that the scalability and advanced features of its redesigned system for mid-size hotels were principal factors in the recent awarding by La Quinta Inns of its over 30,000-room account, Red Roof Inns of its over 27,000-room account and Budgetel Inns of its over 8,000-room account to the Company over other competitors. The Company believes that the mid-size hotel segment represents a large and attractive market for the Company's services that will generate financial returns similar to those achieved by the Company in larger full-service hotels. In April 1996, the Company entered into an agreement with PRIMESTAR Partners L.P. ("PRIMESTAR") pursuant to which the Company was appointed as the exclusive third-party provider (other than the partners in PRIMESTAR and their affiliated distributors) of the PRIMESTAR-Registered Trademark- DBS signal to the lodging industry. This arrangement enables the Company to provide free-to-guest, digital satellite-delivered cable television programming to a broader segment of the lodging industry than can be cost-effectively served with traditional C-band satellite systems. Since February 1997, the Company has been testing an Internet browser at a hotel property that enables the hotel guest to access and navigate the World Wide Web from any guest room television in the hotel, and the Company intends to install and test the Internet browser at additional hotels over the next several months.

    MULTI-FAMILY RESIDENTIAL SERVICES. The Company views the MDU market as attractive due to: (i) the large market size; (ii) the portability to this market of the Company's B-LAN-SM- system architecture and operating expertise developed for the lodging market; (iii) the favorable regulatory environment available to operators such as ResNet who qualify as "private cable" operators under applicable federal regulations (including the absence of franchise requirements, "must-carry" obligations and rate regulations applicable to traditional franchised cable operators); and (iv) the exclusive long-term contracts that have customarily been available in the MDU market.

    The Company believes it is well positioned to pursue the large MDU private cable market with its proprietary B-LAN-SM- system architecture and the ability to offer the DBS signals provided by TCI Satellite on a nationwide basis. The Company believes there are approximately 6 million multi-family residential units in the United States that are located in apartment complexes having more than 200 units, the Company's primary market, which represents a market more than three times as large as the Company's traditional lodging market. The Company believes that its proprietary B-LAN-SM- system architecture enables ResNet to offer a differentiated and cost effective solution for the video service needs of property owners and their tenants. In addition, the Company believes that its existing nationwide installation and field service organization enables ResNet to operate effectively throughout the United States wherever MDU contracts may be obtained, which the Company believes is a significant strategic advantage for ResNet over local satellite master antenna television ("SMATV") and franchised cable operators in addressing the needs of large multi-state property portfolios.

    ResNet's video service agreement with each property owner grants ResNet the exclusive right and access on a long-term basis to provide video services to tenants of the MDU complex, in return for which the owner receives a monthly commission based on revenues. These agreements generally prohibit the property owner from installing or marketing an alternative video system and prohibit the owner from allowing tenants to install an antenna, satellite or microwave dish on the exterior of the building.

    ResNet's private cable television system has the capacity to deliver over 100 channels, although the Company expects that the typical system will deliver 35 to 50 channels of basic and premium programming, depending principally upon the size of the property, the length of the contract and local competitive considerations. ResNet may elect to provide approximately 10 to 35 additional channels for scheduled pay-per-view, video on-demand, and other interactive services, such as Internet access. ResNet intends to tailor the programming lineup at each multi-family residential complex, based on the particular demographic profile of that complex. ResNet's private cable television system is based on the proprietary B-LAN-SM- system architecture deployed by the Company in the lodging market and will utilize the DBS signal provided by TCI Satellite nationwide. ResNet's access to TCI Satellite's digital Ku-band technology provides it with a more capable and cost-effective system than the C-band systems generally used by most SMATV cable operators. ResNet's private cable television system also utilizes addressable interdiction technology, enabling ResNet to remotely initiate, modify or terminate service, prevent signal theft and respond to many other service needs.

    In February 1996, ResNet entered into an agreement with GE Capital-ResCom, L.P. ("GE ResCom"), an affiliate of General Electric Co. and a provider of private telephony services to MDUs, pursuant to which GE ResCom was appointed the exclusive sales and marketing agent for ResNet in the MDU market. Pursuant to the terms of the agreement, ResNet was prohibited from selling, marketing or providing video services in the MDU market other than to customers obtained by GE ResCom. Subject to the terms of the agreement, GE ResCom was required to provide ResNet contracts for a minimum of 200,000 passings by January 31, 1998, including 70,000 passings by January 31, 1997, such contracts to have an average term of not less than ten years. At January 31, 1997, ResNet had contracts covering approximately 3,225 passings, less than the required benchmark under its agreement. Pursuant to the terms of ResNet's agreement with GE ResCom, ResNet will now be able to independently market and provide its services directly to large property portfolios, property management companies, and owners of MDU properties and pursue other available opportunities in the MDU market (whereas previously it had been restricted contractually from doing so).

    On March 6, 1997, in connection with a reevaluation of its business plan, GE ResCom entered into an agreement with Shared Technologies Fairchild, Inc. ("STF"), one of the nation's larger providers of private telephony services to commercial office buildings. GE ResCom has advised the Company that its revised business plan calls for the formation of a new venture ("ResCom"), to be managed by STF, that will continue the business of GE ResCom and in which GE Capital and STF will hold significant equity interests. The restructuring of ResCom is subject to certain consents, including the successful transition of GE ResCom's portfolio of telephony contracts. There can be no assurance that ResCom will be successfully restructured or that, if restructured, that the Company and ResNet will be able to continue their contractual relationship with ResCom on terms similar to the existing video services agreement or otherwise on mutually acceptable terms.

    ResNet intends to grow its business by (i) taking over the management and control of the sales and marketing of its unique B-LAN-SM- solution and customer service capabilities to large multi-state MDU property portfolios, property owners and property managers, and (ii) considering selected acquisitions of private cable operations where the expected return on capital meets ResNet's investment criteria.

    The Company's predecessor commenced business in 1980 as Satellite Movie Company, incorporated as a South Dakota corporation in February 1983 and changed its name to LodgeNet Entertainment Corporation in September 1991. On October 13, 1993, LodgeNet Entertainment Corporation changed its state of incorporation from South Dakota to Delaware by merging with and into the Company, its newly-formed Delaware subsidiary, which then adopted the LodgeNet name. Interested persons may access additional information concerning the Company and ResNet through the Company's Web Site at:
HTTP://WWW.LODGENET.COM.

BUSINESS STRATEGY

    The Company's business strategy is to: (i) continue to expand its lodging industry base of guest pay and free-to-guest rooms; (ii) expand into the MDU private cable television market; (iii) maximize the revenue generated per lodging room or residential unit served by exploiting new revenue opportunities;
(iv) extend the application of the Company's proprietary B-LAN-SM- system architecture and operating expertise to new markets; and (v) enhance financial performance by increasing operating margins and reducing the average capital invested per new unit installed.

    EXPANDING THE COMPANY'S LODGING INDUSTRY FRANCHISE. The Company believes that there are substantial opportunities for continued domestic growth in an estimated pool of over 1.9 million rooms located in hotels having more than 100 rooms (from the approximately 3.4 million guest rooms industry-wide), of which the Company estimates approximately 500,000 are either served by the Company's competitors under contracts due to expire before the end of 1997 or are presently unserved by any movie system vendor. The Company's marketing plan is to capitalize on the strength of its innovative product offerings, deliverable by virtue of the high-speed, two-way digital communications design of its scalable proprietary
B-LAN-SM- system architecture, together with its expertise in installation, programming, technical support and customer service.

    Internationally, the Company is expanding into selected countries in the Far East, South America, Central America and other regions through licensing agreements with established partners in these countries. Under these agreements, the Company generally sells equipment at cost plus an agreed markup and receives a royalty based on gross revenues. The Company believes there are additional opportunities to enter into international strategic alliances in other regions to exploit further the Company's proprietary B-LAN-SM- system architecture and multimedia capabilities.

    EXPANDING INTO THE MULTI-FAMILY RESIDENTIAL MARKET. The Company believes there are substantial opportunities to provide its services in the MDU market. The Company believes there are approximately 6 million multi-family residential units located in apartment complexes having more than 200 units, the Company's primary market. This represents a market that is more than three times the size of the Company's target lodging market.

    MAXIMIZING REVENUE PER UNIT. In addition to increasing and expanding its installed customer base, the Company also seeks to maximize the revenue generated by each of its installed guest rooms and apartment units. In furtherance of this strategy, the Company intends in the lodging market to continue to install its interactive Guest Scheduled-SM- on-demand movie and network-based Super Nintendo-Registered Trademark- video game system in all new guest pay hotel rooms. From the Company's experience, rooms with this system generate significantly more revenue and gross profit than comparable rooms having only the scheduled format which allows guests to watch movies only at predetermined times. The Company's current installed guest pay base of over 400,000 rooms hosts more than 90 million guests each year (based on current average hotel occupancy and length-of-stay data). The Company believes there may be significant opportunities to generate revenues from third-party providers of content and services who would pay the Company for access to its valuable consumer base, as well as from usage fees charged to the guests who utilize such services. Since February 1997, the Company has been testing an Internet browser at a hotel property that enables the hotel guest to access and navigate the World Wide Web from any guest room television in the hotel, and the Company intends to install and test the Internet browser at additional hotels over the next several months. The Company is reviewing other new services, such as advertiser-supported visitor information for specific cities, as well as "advertorials" and other "push media" strategies to deliver targeted product or service information directly to the consumer. The Company is evaluating these and other opportunities as well as appropriate business models that would enable the Company to maximize the return on its investment in these activities.

    EXPANDING INTO NEW MARKETS. The Company seeks to extend the application of its proprietary
B-LAN-SM- system architecture, products and services to an increasingly broad range of property sizes and types. In addition to the mid-size hotel, international lodging and multi-family residential markets, other future potential markets may include hospitals, single-family residences, cruise ships and educational institutions, among others.

    ENHANCING FINANCIAL PERFORMANCE. Complementing the Company's growth objective is its ongoing goal to enhance financial performance. The Company seeks to increase its operating margins by reducing direct and overhead expenses, as measured on a percentage of revenue and on a per-installed unit basis. As a result of its efforts, the Company has experienced increasing EBITDA margins during the past three years as it has reduced per-room operating costs and leveraged its infrastructure over a larger base of installed rooms. Additionally, the Company will continue its program to reduce the average capital invested per new unit, thereby increasing its return on investment. As a result of engineering efforts to reduce the cost of its system, increased installation efficiencies and the ability of the Company to negotiate guest pay contracts under which hotels are sharing a greater percentage of the cost of installing televisions, the Company's average investment per new guest pay room decreased approximately 17% during 1996 from approximately $450 in 1995 to approximately $375 in 1996.

STRATEGIC INITIATIVES

    The Company has recently implemented the following strategic initiatives to further its goal of creating a more diversified revenue base.

    EXPANSION INTO THE RESIDENTIAL MARKET. The Company believes it is well positioned with its proprietary B-LAN-SM- system architecture and nationwide field service organization to pursue the promising MDU private cable market, a potential market that is over three times larger than the Company's targeted lodging market. The Company believes its existing nationwide installation and field service organization enables ResNet to operate effectively throughout the United States wherever its sales force may obtain MDU contracts. For large multi-state MDU portfolios, this capability represents a significant strategic advantage over franchised cable operators which are limited to their designated service area and other private cable operators, the majority of which operate on a more limited regional or local basis.

    On October 21, 1996, the Company and ResNet entered into agreements with TCI Satellite pursuant to which TCI Satellite acquired a 4.99% interest in ResNet for $5.4 million (the "Stock Payment") and agreed to provide ResNet with long-term access to a DBS signal on a nationwide basis. In addition, TCI Satellite agreed to advance ResNet up to $34.6 million to purchase certain DBS reception equipment pursuant to a subordinated convertible term loan agreement (the "TCI Convertible Note"). ResNet has delivered to TCI Satellite an initial purchase order for equipment in an amount equal to the Stock Payment. The TCI Convertible Note has a five year term (subject to a one year extension at the option of ResNet), is non-recourse to the Company and is payable solely in shares of ResNet's common stock. Subject to certain vesting provisions, the TCI Convertible Note is subject to mandatory conversion into up to an additional 32% interest in ResNet at such time as conversion is not restricted by Federal Communication Commission ("FCC") regulations (as described below). As part of the transaction, TCI Satellite was granted an option (the "TCI Option"), exercisable after three years, to acquire an additional 13.01% interest in ResNet for a purchase price equal to the fair market value of such shares at the time of exercise. ResNet and TCI Satellite also agreed to rights of first refusal on the sale of any interest in ResNet and to certain standstill provisions that, among other things, prohibit TCI Satellite from acquiring more than 10% of the Company's outstanding common stock or participating in any effort to influence or control the Company's management or Board of Directors.

    Under current interpretations of FCC regulations relating to restrictions on cross-ownership of franchised cable and SMATV operations, TCI Satellite may be prevented from holding 5% or more of ResNet's capital stock and consequently could not exercise the conversion and purchase rights under the TCI Convertible Note and the TCI Option. See "--Regulation." TCI Satellite is required to convert the loan into ResNet common stock at such time as conversion would not violate the aforementioned FCC restrictions. Upon the maturity date of the loan, if TCI Satellite has been prevented from converting the loan or exercising the option in full due to such FCC restrictions, the unconverted portion of the TCI Convertible Note and the TCI Option will be canceled and replaced with newly issued warrants to acquire a like number of ResNet shares. The exercise price of the warrants for the shares issuable upon conversion of the loan will be de minimis, because ResNet will already have received the funds pursuant to the loan, and the purchase price of the warrants for the option shares will be equivalent to the exercise price under such option agreement.

    PRIMESTAR AGREEMENT. In April 1996, the Company and PRIMESTAR entered into an agreement appointing the Company as the exclusive third party provider (other than the partners in PRIMESTAR and their affiliated distributors) of the PRIMESTAR DBS signal to the lodging industry. PRIMESTAR is a consortium of the nation's largest cable companies, including TCI, Time-Warner Cable, Comcast Cable, Continental Cablevision, Cox Cable Communications and GE-Americom Communications. The Company expects that the alliance, bringing together PRIMESTAR's digital satellite technology and the Company's programming and marketing expertise, will provide the Company with a technologically superior and more flexible service, and extend the market for free-to-guest systems to a much broader segment of the lodging industry than can be served cost-effectively with traditional C-band satellite systems. The Company markets the "PRIMESTAR by LodgeNet" service as a complement to its interactive guest pay systems and on a stand-alone basis to hotels not served by the Company's guest pay system.

    EXPANSION INTO MID-SIZE HOTEL MARKET. In addition to the large hotel market, which traditionally has been the segment subject to the most competition for guest pay services, the Company is now targeting mid-size hotels of 100 to 150 rooms as part of its marketing strategy. The Company believes that this market segment, which the Company estimates contains over 500,000 rooms, has not been broadly served by the guest pay industry because of certain diseconomies of scale resulting from the smaller average property size. In 1995, the Company redesigned and modified its B-LAN-SM- system architecture to permit the delivery of on-demand movies and network-based Super Nintendo video games more cost-effectively to mid-size hotels. The Company believes that its ability to deliver this full array of services (in contrast to competing systems that do not offer network-based video games and require the guest to take the extra step of ordering the movie purchase by telephone) and the scalability of its system for mid-size hotels, were significant factors in the recent awarding by La Quinta Inns of its over 30,000-room account, Red Roof Inns of its over 27,000-room account and Budgetel Inns of its over 8,000-room account to the Company over other competitors. The Company believes that the mid-size hotel segment represents a large and attractive new market for the Company's services and expects that its scalable B-LAN-SM- system architecture will allow it to generate financial returns similar to those achieved by the Company in larger full-service hotels.


    INTERNET AND OTHER INTERACTIVE SERVICES. The Company is continuing the development and implementation of Internet and other interactive services deliverable over the Company's B-LAN-SM- system, accessible by the hotel guest through the in-room television, designed to bring consumers together electronically with providers of merchandising and information services. The Company believes there may be significant opportunities to generate revenues from third-party providers of content and services who would pay the Company for access to its valuable consumer base, as well as from usage fees charged to the guests who utilize such services. The Company recently completed beta testing of an interactive, on-screen merchandising service at two hotels in New York City. Since February 1997, the Company has been testing an Internet browser at a hotel property that enables the hotel guest to access and navigate the World Wide Web from any guest room television in the hotel, and the Company intends to install and test the Internet browser at additional hotels over the next several months. The Company is reviewing other new services, such as advertiser-supported visitor information for specific cities, as well as "advertorials" and other "push media" strategies to deliver targeted product or service information directly to the consumer. The Company is evaluating these and other opportunities as well as appropriate business models that would enable the Company to maximize the return on its investment in these activities.

MARKETS AND CUSTOMERS

    LODGING MARKET. The lodging market in the United States comprises approximately 3.4 million hotel rooms. Guest pay services were introduced in the lodging market in the early 1970s and have since become a standard amenity offered by many hotels to their guests. Virtually all hotels offer free-to-guest services as well. In 1986, certain hotels began offering their guests limited interactive services and in 1991, on-demand movies became available. Guest pay services are attractive to hotel operators because they provide an additional amenity for their guests as well as incremental revenue.

    LARGE HOTEL MARKET. The Company's primary market for guest pay services has been large hotels with over 150 rooms located in metropolitan areas in the U.S. and Canada, and the Company estimates that this market segment contains approximately 1.3 million rooms. The Company currently provides its services to large hotels that are generally part of chains such as ITT Sheraton, The Ritz-Carlton Hotel Company, Harrah's Casino Hotels, Delta Hotels and Resorts, Outrigger, Holiday Inn, Inter-Continental, Embassy Suites, Prince, Radisson, Westin, Hilton and Marriott. No single contract represented greater than 10% of the Company's combined guest pay and free-to-guest revenues for the twelve months ended December 31, 1996.

    MID-SIZE HOTEL MARKET. The Company is also now targeting mid-size hotels of 100 to 150 rooms as part of its guest pay marketing strategy. The Company believes that this market segment, which the Company estimates contains over 500,000 rooms, has not been broadly served by the guest pay industry because of certain diseconomies of scale resulting from the smaller average property size. In 1995, LodgeNet redesigned its interactive system, enabling the Company to deliver on-demand movies and network-based video games more cost-effectively to mid-size hotels. The Company believes that the mid-size hotel segment represents a large and attractive new market for the Company's services and expects that its scalable B-LAN-SM- system architecture will allow it to generate financial returns similar to those achieved by the Company in the large hotel market.

    FREE-TO-GUEST MARKET. Almost all of the approximately 3.4 million hotel rooms in the United States are served by some form of free-to-guest television service. Free-to-guest television typically involves a package of basic and premium programming which the hotel purchases and provides at no charge to its guests. These services can be purchased on a stand-alone basis or as part of a package which includes guest pay services. Historically, only hotels with more than 100 rooms could generally justify the expense of buying or leasing the large C-band satellite dish required to receive satellite-delivered, free-to-guest services. Smaller hotels who wanted to offer free-to-guest services generally purchased the service from local cable operators. The Company's agreement with PRIMESTAR allows LodgeNet to provide digital satellite-delivered free-to-guest television programming on a cost-effective basis to hotels with as few as 50 rooms.

    MULTI-FAMILY RESIDENTIAL MARKET. The Company believes that there are substantial opportunities for growth in the multi-family residential market. The Company believes there are approximately 26,000 apartment complexes having more than 200 units, with an aggregate of approximately 6 million multi-family residential units, in the 70 largest metropolitan areas in the United States. This represents a market that is more than three times the size of the Company's target lodging market. The Company's agreement with TCI Satellite will facilitate the expansion into this market by providing ResNet with DBS equipment and access to a DBS signal nationwide.

SERVICES AND PRODUCTS

    GUEST PAY SERVICES. The Company's primary source of revenue is providing in-room, interactive television services to the lodging industry, for which the hotel guest pays on a per-view or per-play basis. The high-speed, two-way digital communications design of the Company's proprietary B-LAN-SM- system architecture enables the Company to provide sophisticated interactive features such as on-demand movies, network-based Super Nintendo video games, and a variety of other interactive services, such as folio review, video checkout, in-room printers, guest surveying, advertising and merchandising services.

    Guest pay services include in-room television viewing of recently released major motion pictures and independent films for which a hotel guest pays on a per-view basis. The Company's Guest Scheduled-SM- interactive video-on-demand service, which is provided in approximately 90% of the Company's guest pay rooms, allows a guest to choose from an expanded menu of video selections and individually start the selected video at the guest's convenience rather than restricting the guest to a predetermined start time. It has been the Company's experience that rooms having the on-demand format generate significantly greater movie revenues than comparable rooms having only the pre-scheduled format. As of December 31, 1996, the Company served over 400,000 guest pay rooms, of which nearly 359,000, or approximately 90%, featured the Company's interactive on-demand system. The Company's original scheduled guest pay service, which is provided in approximately 10% of the Company's guest pay rooms, offers guests a choice of up to nine movie titles shown at predetermined times, offering a new film approximately every half hour. The Company continuously monitors guests' entertainment selections and adjusts its programming to respond to viewing patterns. The system also enables hotel owners to broadcast informational and promotional messages and to monitor room availability.

    In May 1993, the Company entered into a seven-year non-exclusive license agreement with Nintendo to provide hotels with a network-based Super Nintendo-Registered Trademark- video game playing system. Pursuant to this agreement, Nintendo provides the Company with access to a minimum of ten popular Super Nintendo-Registered Trademark- video games, which selection of games is updated periodically, and the Company uses its proprietary high-speed B-LAN-SM-system architecture to allow guests to play the video games over the hotel's master antenna television system. Hotel guests are charged a fee based on the amount of time they play the video games. Presently, the Company charges $5.95 per hour of play. The Company had over 322,900 rooms installed with the Super Nintendo-Registered Trademark- system as of December 31, 1996.

    The revenue generated from the guest pay service is dependent upon three factors at each location: (i) the occupancy rate at the property; (ii) the "buy rate" or percentage of occupied rooms that buy movies or video games/information services at the property; and (iii) the price of the movie, video game or service. For example, a property installed with the Company's interactive system with a 70% occupancy rate, a buy rate of 11.4% and an $8.95 movie price will generate an average of $21.71 of gross movie revenue per installed room per month, plus an average of $3.90 in additional gross revenues per month from video games and information services (assuming 30.4 days per month), resulting in total gross revenue per room per month of $25.61. Occupancy rates vary by property based on the property's competitive position within its marketplace and over time based on seasonal factors and general economic conditions. Buy rates generally reflect the hotel's guest mix profile, the popularity of the motion pictures available and the guests' other entertainment alternatives. Buy rates also vary over time with general economic conditions. Movie price levels are established by the Company and are set based on the guest mix profile at each property and overall economic conditions. Currently, the Company's movie prices are generally $7.95 or $8.95.

    The cost of installation varies depending on the size of the hotel property and the configuration of the system being installed. The average installed cost of a new on-demand guest pay room with interactive and video game services capabilities, including the headend equipment and, in some cases, televisions, is approximately $375 to $400 per room. In addition to hotel commissions and royalties paid to movie studios, operating costs of the guest pay systems include preview tapes, tape duplication, taxes, freight, insurance, personal property taxes, maintenance and data line costs. The average cost to upgrade a room from the original scheduled guest pay system to the on-demand system is approximately $75 to $175 per room, depending on the size of the movie library installed in the hotel, whether video games are provided and the configuration of the headend computer and system hardware.

    FREE-TO-GUEST SERVICES. In addition to guest pay services, the Company provides television programming for which the hotel, rather than its guests, pays the charges. Free-to-guest services allow a hotel to receive one or more satellite-distributed programming channels via a satellite earth station, which are then distributed to guest rooms over the hotel's existing master antenna system.

    Traditionally, this service has required little capital expenditure by the Company, since the earth station equipment either was provided independently by the hotel or purchased or leased from the Company. For free-to-guest services, the hotel pays the Company a fixed monthly charge per room for each programming channel selected and provides these channels to its guests free of charge. The Company generally charges $2.90 - $3.50 per room per month for each premium channel and $.15 - $.85 per room per month for each non-premium channel. Premium channels, such as HBO, Showtime and The Disney Channel, broadcast major motion pictures and specialty programming, while non-premium channels, such as CNN, ESPN and WTBS, broadcast news, sports and informational programs. Premium programming suppliers typically contract only with cable companies and other large volume subscribers, such as the Company, and will not generally provide programming directly to individual hotel properties. The Company successfully competes with local cable television operators by customizing packages of programming to provide only those channels desired by the hotel subscriber, which typically reduces the overall cost of the services provided.

    In April 1996, the Company and PRIMESTAR entered into an agreement to provide digital satellite-delivered basic and premium television services to the lodging industry. The alliance brings together PRIMESTAR's digital satellite technology and the Company's programming and marketing expertise, will enable the Company to offer the lodging industry a technologically superior and more flexible service, and will extend the market for free-to-guest services to a much broader segment of the lodging industry than can be served cost-effectively with traditional C-band satellite systems. Pursuant to the agreement with PRIMESTAR, the Company will pay PRIMESTAR a signal carriage fee for providing access to the PRIMESTAR-Registered Trademark- signal. The agreement with PRIMESTAR may be terminated by either party upon notice if certain cash flow targets are not met during any two consecutive years. The Company is responsible for the installation and servicing of all equipment required by each lodging customer to receive the PRIMESTAR-Registered Trademark- digital satellite-delivered signal. Installations began in May 1996 and approximately 50,700 rooms at 329 hotel properties had been installed through December 31, 1996. The Company intends to sell or lease such equipment to its customers and is entitled to retain all revenues associated with the sale, lease, installation and service of all such PRIMESTAR-related equipment.

    MULTI-FAMILY RESIDENTIAL SERVICES. ResNet's multi-family residential private cable system has the capacity to deliver over 100 channels, although the typical system will deliver approximately 35 to 50 channels of programming. ResNet may elect to provide from approximately 10 to 35 additional channels for scheduled pay-per-view, video on-demand and other interactive services, such as Internet access. ResNet designs a specific programming lineup for each specific multi-family residential complex, based on the particular demographic profile of that complex. These systems include basic programming services, such as CNN, ESPN, WTBS, TNT, The Discovery Channel and The Weather Channel, premium programming, such as HBO and Showtime, plus additional channels which carry local off-air stations, an electronic programming guide, a preview channel, and a bulletin board channel. Delivery of private cable television services to multi-family residential complexes involves technology similar to that used in the Company's hotel systems. The hub of each multi-family residential system is a headend, which will gather basic and premium cable television programming from a variety of sources using a combination of the DBS signal provided by TCI Satellite and off-air antennae and then redistribute these signals throughout the apartment complex using the Company's proprietary B-LAN-SM- system architecture.

    The Company estimates that the average installed cost per unit passed for basic and premium cable television services will range from approximately $500 to $700. The Company estimates that the average cost per unit passed to add scheduled pay-per-view movies and/or video on-demand movies to the basic cable system will range from $30 to $155, depending on the system configuration and the size of the movie library installed. The foregoing estimates of installation costs are forward-looking in nature and actual costs could vary based on the factors discussed elsewhere herein.

    ENTERTAINMENT HARDWARE. The Company also sells and leases entertainment hardware, including satellite earth stations, televisions and off-air signal reception and processing equipment, to the lodging industry. The Company believes that this service complements its goal of being a full-service provider of in-room entertainment and information services to the lodging industry.

OPERATIONS

    CONTRACTS. The Company provides guest pay services under contracts with lodging properties that generally run for a term of five to seven years. Under these contracts, the Company installs its system into the hotel free of charge and retains ownership of all equipment utilized in providing the service. Traditionally, the hotel provides and owns the television set; however, the Company in some cases provides televisions incorporating the Company's integrated guest pay terminal units to hotels which meet certain economic criteria. The Company's contracts generally provide that the Company will be the exclusive provider of in-room, scheduled pay-per-view or on-demand television entertainment services to the hotels, permit the Company to set the movie price and allow the Company to terminate the contract if the hotel is not meeting the Company's economic criteria. The contracts also typically grant the Company a right of first refusal regarding the provision of additional video related services to the hotel. The hotels collect movie viewing charges from their guests and retain a commission, generally equal to 10% to 15% of the total guest pay revenue depending upon the size and profitability of the system. At the scheduled expiration of a contract, the Company generally seeks to extend the contract on substantially similar terms. The average remaining life of the Company's current guest pay contracts is over four years, with less than 7% of these contracts coming up for renewal before 1998.

    The Company typically enters into a separate contract with each hotel for the services provided. The terms contained in the contracts with the corporate-managed hotels in any one chain generally are negotiated by that chain's corporate management, and the hotels subscribe at the direction of corporate management. In the case of franchised hotels, the contracts are generally negotiated separately with each hotel.

    ResNet enters into long-term exclusive right-of-entry contracts with property owners and managers to provide cable television services to multi-family residential complexes. The lengths of term of such contracts generally run longer than those in the lodging industry. The form of agreement to be entered into with each multi-family residential property grants ResNet the right to provide cable television programming and other video services, such as video on-demand, merchandising, and access to the Internet. The property owner or manager typically receives a commission generally from 6% to 12% of subscriber revenues, depending upon the penetration rate at a particular property. See "Risk Factors--Right of Entry Contracts."

    TECHNOLOGY, PRODUCT DEVELOPMENT AND PATENTS. The Company designs and develops high quality interactive, multimedia entertainment and information systems. Because such systems utilize an open architecture, UNIX-based platform incorporating industry standard interfaces, the Company can upgrade

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system software to support the introduction of new services or integrate new technologies as they become economically viable. The Company's interactive system incorporates the Company's scalable proprietary B-LAN-SM- system architecture with commercially manufactured, readily available components and hardware such as video cassette players, modulators and computers.

    The Company's B-LAN-SM- system architecture utilizes the Company's proprietary high-speed, two-way digital communications design to process and respond to keystroke commands from the viewer very rapidly. This capability enables the Company to provide sophisticated interactive features such as network-based Super Nintendo video games and on-demand movies, and a variety of other interactive services such as folio review, video checkout, in-room printers supporting video checkout and other applications, guest surveying, advertising and shopping services. The Company recently completed beta testing of an interactive, on-screen merchandising service at two hotels in New York City. Since February 1997, the Company has been testing an Internet browser at a hotel property that enables the hotel guest to access and navigate the World Wide Web from any guest room television in the hotel, and the Company intends to install and test the Internet browser at additional hotels over the next several months.

    In the lodging industry, the Company's guest pay systems consist of equipment located within the guest room connected via a local-area cable distribution network to a headend located elsewhere in the hotel. Typical in-room equipment includes a terminal unit, a hand-held remote control and a video game controller. The in-room terminal unit may be integrated within the television set or located behind or on top of the set. Movie programming originates from video cassette players located within the headend rack and is transmitted to individual rooms over the hotel's master antenna system. Video game programs are downloaded into dedicated video game processors also located within the headend rack. The guest's keystrokes are transmitted from the room to the game processor using the Company's proprietary high-speed communications infrastructure and the video signal produced by the game processor is transmitted to the guest room over the hotel's master antenna system. Both movie and video game starts are controlled automatically by the system computer. The system computer also automatically records the purchase of a guest pay movie or video game and reports billing data to the hotel's accounting system, which automatically posts the charge to the guest's bill.

    Although the Company's products are compatible with all brands of televisions, the Company has arrangements with Zenith Electronics Corporation, Phillips Electronics and Sony Electronics, Inc., leading suppliers of televisions to the lodging industry and other markets, who provide the Company with commercial televisions into which the Company can integrate its custom-designed circuit boards. The Company is also working with other television manufacturers to integrate the Company's systems into their commercial television sets. Integration eliminates the need for an external terminal unit and costs less than an external unit of comparable utility.

    ResNet's private cable television systems serving the multi-family residential market are based on the Company's scalable proprietary B-LAN-SM-system architecture developed for the lodging market. ResNet's private cable television system has the capacity to deliver over 100 channels, although ResNet expects that the typical system will deliver 35 to 50 channels of basic and premium programming, depending principally upon the size of the property, the length of the contract and local competitive considerations. ResNet may elect to provide from approximately 10 to 35 additional channels for scheduled pay-per-view, video on-demand and other interactive services, such as Internet access. ResNet's interactive cable television systems utilize the DBS signal provided by TCI Satellite, off-air and/or microwave receiving antennas and headend equipment which process and amplify the broadcast and cable television programming signals. These signals are then transmitted to subscribers at the property via the Company's B-LAN-SM- system architecture. The Company integrates addressable interdiction jamming technology within its proprietary system. Addressable interdiction enables the Company to control subscriber access to premium channels and other enhanced services through a computer located off-site. This capability eliminates the necessity of having to dispatch field personnel to a property to initiate, modify or terminate service and eliminates the costs associated with damage or loss of traditional set-top converters located in the subscriber's premises.

As a result, the relatively high rate of subscriber turn-over in the multi-family residential market represents an additional revenue stream for the Company to be generated from "activation" and "new service" charges paid by subscribers.

    The Company designs its systems through its staff of approximately 85 software and hardware engineers and support personnel (as of December 31, 1996). Development activities are oriented toward the continued enhancement and cost reduction of the Company's system and the further development of additional interactive, multimedia entertainment and information services, such as advertising and shopping services.

    It is the Company's policy to apply for patents on those product designs which management believes may be of significance to the Company. The Company owns four United States patents, has received an official notice of allowance from the U.S. Patent and Trademark Office ("USPTO") of its decision to grant another patent to the Company, and has other applications for patents pending in the USPTO dealing with various aspects of the Company's interactive multimedia systems.

    The Company uses a number of registered and unregistered trademarks for its products and services. The Company has applications for registration pending for certain of the unregistered trademarks, and those trademarks for which the Company has not sought registration are governed by common law and state unfair competition laws. Because the Company believes that these trademarks are significant to the Company's business, the Company has taken legal steps to protect its trademarks in the past and intends to actively protect these trademarks in the future. The Company believes that its trademarks are generally well recognized by consumers of its products and are associated with a high level of quality and value.

    SALES AND MARKETING. The Company focuses its sales and marketing strategies on acquiring new contracts from hotels and marketing the Company's guest pay, video game and other interactive services to the hotel guest. The Company's sales organization consisted of approximately 50 employees as of December 31, 1996, including national account representatives, who develop relationships with national hotel franchise organizations and management groups, and regional sales representatives who maintain relationships primarily with regional hotel management and ownership organizations. The Company has established a separate sales group responsible for sales and marketing of "PRIMESTAR by LodgeNet." The Company markets its services and products to hotels by advertising in industry trade publications, attending industry trade shows, direct marketing and telemarketing. Sales activities are coordinated from the Company's headquarters.

    The Company markets its services to hotel guests by means of its Video Room Card-SM-, on-screen graphics and by in-room tent cards which contain movie and video game programming information that are placed near the television set and highlight the feature film selections of the month. In-room marketing advertisements are designed and produced by the Company's marketing department. The system also generates a "Welcome Channel," which appears on-screen when the television is turned on and describes the programming and interactive services available through the Company's system.

    INSTALLATION AND SERVICE OPERATIONS. The Company believes that high quality and consistent systems support and maintenance are essential to competitive success in its industry. The Company's installation and service organization consists of approximately 300 installation and service personnel in approximately 30 locations in the United States and Canada, as of December 31, 1996. The Company emphasizes the use of Company-employed installation and service personnel, but also uses Company-trained subcontractors in areas where there is not a sufficient concentration of Company-served hotels to warrant a Company-employed service representative. Currently, the Company's in-house installation and service organization has responsibility for approximately 80% of the guest pay hotel rooms served by the Company. Service personnel are responsible for systems maintenance and distribution and collection of video cassettes. The Company's installation personnel prepare site surveys to determine the type of equipment to be installed at each particular hotel, install the Company's systems, train the hotel staff to operate the systems and perform preliminary quality control tests.

    The Company maintains a toll-free customer support hot line, Tech-Connect-SM-, which is monitored 24 hours a day by trained support technicians. The on-line diagnostic capability of the Company's system enables the Company to identify and resolve a majority of the reported system malfunctions from the Company's service control center without visiting the hotel property. When a service visit is required, the modular design of the Company's systems permits installation and service personnel to replace defective components at the hotel site.

    In the multi-family residential market, ResNet installation supervisors and support personnel oversee and coordinate installation crews comprised of experienced subcontractors. Initially, ResNet will utilize field service and component assembly resources developed by the Company for the lodging industry.

    PROGRAMMING. In the lodging market, the Company obtains non-exclusive rights to show recently released major motion pictures from motion picture studios pursuant to a master agreement with each studio. The license period and percentage fee for each movie are negotiated separately, with the studio receiving a percentage, generally ranging from 35% to 50%, of the Company's gross revenue from the movie. For recently released motion pictures, the Company typically obtains rights to exhibit the picture after the film has been in theaters, but prior to its release to the home video market or exhibition on cable television. Generally, studios make master video tapes of their movies available for duplication sufficiently in advance of the release dates for the lodging industry so that all of the Company's hotels can offer the movies as of the first date they are available for exhibition. The Company obtains independent films, most of which are non-rated and intended for mature audiences, for a one-time flat fee that is nominal in relation to the licensing fees paid for major motion pictures and which permits the Company to duplicate the films as necessary to supply copies to its hotel sites. The Company continuously monitors guests' entertainment selections and adjusts its programming to respond to viewing patterns.

    The Company obtains its basic and premium cable television programming pursuant to multi-year license agreements generally containing automatic renewal provisions and pays its programming suppliers a fixed, monthly fee for each room or subscriber receiving the service. Management believes that relations with the programming suppliers are good and expects to renew these contracts as necessary on competitive terms. The Company intends to tailor the programming lineup at each multi-family residential complex based on the particular demographic profile of that complex. Cable operators and multi-channel video programming distributors such as ResNet, with certain exceptions, are prohibited from carrying the signal of a commercial television broadcast station without the broadcaster's "retransmission" consent. ResNet believes it can obtain all necessary retransmission consents in its markets.

    As part of its transaction with TCI Satellite, ResNet entered into a long-term signal availability agreement with TCI Satellite pursuant to which ResNet will be granted nationwide access to a DBS signal, such signal to be the same as that used by PRIMESTAR to transmit the PRIMESTAR-Registered Trademark-programming service (the "PRIMESTAR Signal") or the signal of a substantially comparable service. TCI Satellite is acting solely to make the DBS signal available to ResNet and is not acting as a distributor of any programming services to ResNet. ResNet must obtain its own rights, as described above, from the applicable programmers to receive and distribute such service. TCI Satellite has informed the Company that counsel for PRIMESTAR has advised TCI Satellite that its rights to distribute the PRIMESTAR Signal to private cable systems, such as ResNet, may conflict with the rights of PRIMESTAR under existing agreements between PRIMESTAR and TCI Satellite (or its affiliates). TCI Satellite has advised the Company that it believes that its transaction with ResNet and similar transactions are permitted under its agreements, and TCI Satellite has represented in its agreement with ResNet that it has all necessary rights to enter into and perform its obligations thereunder. If TCI Satellite were to lose its ability to make the PRIMESTAR Signal or a comparable signal available to ResNet, TCI Satellite is obligated to reimburse ResNet for its costs in obtaining a comparable digital signal from another source, including the cost of replacement equipment if the new digital signal is not compatible with ResNet's equipment.

    SYSTEMS PRODUCTION GROUP AND EQUIPMENT SUPPLIERS. The Company contracts directly with various electronics firms for the manufacture and assembly of its systems hardware, the design of which is controlled by the Company. The Company has found these suppliers to be dependable and able to meet delivery schedules on time. The Company believes that, in the event of a termination of any of its sources, with proper notification from the supplier, alternate suppliers could be located without incurring significant costs or delays. Certain electronic component parts used within the Company's products are available from a limited number of suppliers and can be subject to temporary shortages because of general economic conditions and the demand and supply for such component parts. If the Company were to experience a shortage of any given electronic part, the Company believes that alternative parts could be obtained or system design changes implemented. In such event, the Company could experience a temporary reduction in the rate of new room installations and/or an increase in the cost of such installations. All other components of the Company's systems are standard commercial products, such as video cassette players, modulators and amplifiers, that are available from multiple sources.

    The headend electronics are assembled at the Company's facilities for testing prior to shipping. The Company samples the room units at the supplier's facilities periodically for reliability. Following assembly of head-end equipment with a configuration designed specifically for a particular customer, the system is shipped to the location, where it is installed by Company-employed technicians or Company-trained subcontractors. The Company believes that its anticipated growth can be accommodated through existing suppliers.

COMPETITION

    LODGING MARKET. The Company is the second largest provider (by total number of rooms served) of interactive and cable television services to the lodging industry, currently serving over 516,000 installed hotel rooms. The Company competes on a national scale primarily with On Command Corporation ("OCC"), the successor corporation to the merger of SpectraVision, Inc. and On Command Video Corporation, and on a regional basis with certain other smaller entities. Based upon publicly available information, the Company estimates that OCC currently serves approximately 900,000 hotel rooms. The aforementioned merger combined two of the largest providers of cable television services in the lodging industry based on the aggregate number of rooms served. The Company historically competed against these two companies prior to the merger and believes that it will be able to compete in the same manner against the newly combined entity.

    OCC and DirecTV, Inc. ("DirecTV") have entered into an agreement pursuant to which OCC will deliver free-to-guest television programming using DirecTV's DBS signal. The Company believes that its agreement with PRIMESTAR will allow it to provide comparable services to OCC on a competitive basis.

    There are also a number of potential competitors that could use their existing infrastructure to provide in-room entertainment services to the lodging industry, including franchised cable operators, wireless cable operators, telecommunications companies and DBS providers. Some of these potential competitors are already providing free-to-guest services to the lodging industry and have announced plans to offer guest pay services. Some of these companies may have substantially greater financial and other resources than the Company.

    Competition with respect to new guest pay contracts centers on a variety of factors, depending upon the features important to a particular hotel. Among the more important factors are: (i) the features and benefits of the entertainment systems; (ii) the quality of the vendor's technical support and maintenance services; (iii) the financial terms and conditions of the proposed contract (including payments to the hotel); and (iv) the ability to complete system installation in a timely and efficient manner. In addition, with respect to hotel properties already receiving in-room entertainment services, the incumbent provider may have certain informational and installation cost advantages as compared to outside competitors.

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
    The Company believes that its competitive advantages include: (i) its proprietary B-LAN-SM- system architecture that enables the Company to deliver a broad range of interactive features and services such as on-demand movies and network-based Super Nintendo-Registered Trademark- video games; (ii) the flexible design of the Company's system which enables it to add enhancements or integrate new technologies as they become commercially available and economically viable; (iii) high quality customer support and nationwide field service operations; and (iv) an experienced management team and professional and well-trained sales organization. The Company believes that its success in securing contracts reflects the strong competitive position of the Company's products and services.

    Because of the high level of penetration in the large hotel segment of the lodging industry already achieved by guest pay providers, most of the growth opportunities in this market segment have traditionally involved securing contracts to serve hotels that are served by a competing vendor. An incumbent provider may have certain information and installation cost advantages as compared to outside competitors. These circumstances have led to increasing competition for contract renewals, particularly at hotels operated by major hotel chains. The Company believes that certain major hotel chains have awarded contracts based primarily on the level and nature of financial and other incentives offered by the guest pay provider. Even if it were able to do so, the Company may not always be willing to match the incentives provided by its competitors, some of which have greater access to financial and other resources than the Company. Because free-to-guest service providers generally have substantially comparable access to the satellite delivered programming that comprises the free-to-guest services, competition in this segment has been based primarily on price and customer service.

    While the Company believes that its proprietary B-LAN-SM- system architecture is comparable or superior to the systems currently being used by its competitors in the lodging industry, there can be no assurance that such competitors will not develop a cost-effective system that is comparable or superior to the Company's system. In order to broaden its market opportunities, the Company redesigned its system to permit the delivery of on-demand movies and network-based video games to mid-size hotels of 100 to 150 rooms, a market segment the Company believes has been historically underserved by guest pay providers. There can be no assurance that the Company will be successful in this market segment or that competitors will not develop a cost-effective system that would allow them to target this market segment. Further, there can be no assurance that the Company will continue its current level of success in obtaining new contracts from hotels currently served by other vendors or previously unserved, or that the Company will be able to retain contracts with hotels it serves when those contracts expire.

    Although in the free-to-guest market the local franchised cable operator in a hotel's market may have a substantial market presence, such operators typically offer the hotel owner only standard packages of programming developed for the residential market and not the lodging market, and at a fixed price per room based on all the channels provided. The Company competes with the franchised cable operator for free-to-guest contracts by customizing packages of programming to provide only those channels desired by the hotel, typically reducing the overall cost per room. The Company believes that its agreement with PRIMESTAR to deliver the PRIMESTAR DBS signal to the lodging industry will enable it to compete more effectively in the free-to-guest area and to extend this market segment to smaller sized properties that historically could not be cost-effectively served with the more expensive traditional C-band technology.

    Competitive pressures in the guest pay and free-to-guest segments could result in reduced market share for the Company, higher hotel commissions, lower margins and increased expenditures on marketing, product development and systems installation, each of which could adversely affect the Company's financial condition and operating results.

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    MULTI-FAMILY RESIDENTIAL MARKET.  The provision of cable television services to the MDU market is highly competitive and competition is expected to increase. The Company anticipates that the primary competitors in each of its markets will include SMATV operators, wireless cable operators, DBS providers, as well as local franchised cable operators. The Company believes that the largest private cable competitors are OpTel, Inc., CablePlus and ICS Communications, Inc. However, the most substantial competitor for ResNet in each of its markets is expected to be the local franchised cable operator, most of whom have substantially greater resources than the Company and ResNet. Many of ResNet's competitors also have brand names that may be more recognizable to consumers than those of the Company and ResNet, and that may provide such competitors certain competitive advantages. Further, a growing number of companies have begun to market, or have announced plans to market, packages of services that are considerably more extensive than those currently offered by the Company.

    ResNet's success in this market will depend in large part upon its ability to secure a significant number of long-term exclusive right-of-entry contracts with property owners or managers. These contracts generally involve a revenue sharing arrangement with the property owner or manager. Certain of ResNet's competitors have significantly greater financial resources and may offer property owners and managers more lucrative financial arrangements than ResNet may be able or willing to offer. As residents of the high-quality MDUs that are targeted by the Company come to expect a wider selection of cable, interactive video and telecommunications services, property owners may be inclined to enter into ROE contracts with companies that can offer such a selection. Increasing competition among such providers for right of entry contracts could result in greater financial incentives being offered to property owners, thereby adversely affecting the financial return expected to be realized by ResNet from such contracts. The Company believes that ResNet's competitive advantages include (i) the broad range of features and services made possible by the Company's proprietary B-LAN-SM- system architecture, (ii) the Company's experience and capabilities in conducting nationwide installation and field service operations, and (iii) the availability of the DBS signal and DBS equipment provided by TCI Satellite at a lower cost than traditional C-band satellite signals and equipment.

REGULATION

    TELECOMMUNICATIONS ACT OF 1996. The Telecommunications Act of 1996 (the "Act") is intended, in part, to promote substantial competition for telephone and video services and will alter federal, state and local laws and regulations regarding telecommunications providers and services. The Act generally removes previous restrictions preventing cable firms, telephone companies, long distance carriers and public utilities from entering into certain new markets, removes many cross-ownership restrictions and modifies rate regulations applicable to franchised cable operators. In particular, the Act authorizes local telephone companies to provide video programming directly to subscribers in their service areas and eliminates the requirement that "private cable" operators serve only buildings "under common ownership, management or control," but preserves the requirement that such operations not use closed transmission paths to cross public rights-of-way. The Act also permits franchised cable operators to offer bulk discounts to multiple dwelling units; provided, however, that such discounts may not constitute "predatory pricing." Prior to the adoption of the Act, franchised cable operators were subject to a uniform rate requirement which generally prohibited such bulk discounts. There are numerous rulemakings that have and are still being undertaken by the FCC which will interpret and implement the provisions of the Act. It is anticipated that the Act will stimulate increased competition generally in the telecommunications and cable industries which may adversely impact the Company. No assurance can be given that changes in current or future laws or regulations adopted by the FCC or state or local regulatory authorities would not have a material adverse effect on the Company's business.

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
    It is premature to predict the effect of the Act on the cable and telecommunications industries in general or the Company in particular. The Company's business may be adversely affected by the entry of additional competitors in the multichannel video programming distribution market. In part, the Company's competitiveness also will depend upon the outcome of various FCC rulemaking proceedings to interpret and implement the provisions of the Act. It is not possible at this time to predict the outcome of those rulemaking proceedings or their effect on the Company.

    CABLE TELEVISION REGULATION. The Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984 (the "1984 Cable Act"), the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"), and the Act, governs the regulation of "cable systems." The law defines a "cable system" as a facility, consisting of a set of closed transmission paths and associated signal generation, reception, and control equipment that is designed to provide cable service which includes video programming and which is provided to multiple subscribers within a community, but the law exempts from that definition, among other facilities, a facility that serves subscribers without using any public rights-of-way. The Company constructs and operates separate headend systems at each hotel or MDU complex or transmits cable signals from microwave transmitters to each separate property, and those systems do not use public rights-of-way. Thus, with respect to its private cable systems, the Company is not required to comply with many of the FCC's rules relating to cable systems, including, among other things, rate regulation and the requirement to obtain a franchise from local government authorities in order to provide video services.

    As a "multichannel video programming distributor" ("MVPD"), however, the Company is subject to various provisions of the Communications Act of 1934, as amended. Laws and regulations applicable to MVPDs generally apply to the Company. These include laws and regulations that benefit the Company, such as provisions that ensure the Company access to programming on fair, reasonable and nondiscriminatory terms, as well as provisions that subject the Company to additional requirements, such as the requirement to obtain consent from broadcasters in order to retransmit their signals over the Company's systems.

    CABLE AND TELEPHONE WIRING. Although the majority of the states currently do not prohibit exclusive right-of-entry contracts, current trends at the state and federal levels, if they continue, may render the legality of such exclusivity provisions uncertain. Several states have enacted, and additional states are expected to enact, mandatory access statutes that require MDU owners to grant a cable franchisee access to its buildings in order to offer cable services to tenants that want to receive the franchisee's service. The FCC also has initiated rulemaking proceedings to consider, among other issues, whether to adopt uniform regulations governing cable and telephone inside wiring, and the appropriate treatment of inside wiring in MDUs. In addition, the FCC has initiated a rulemaking proceeding to determine whether to prohibit restrictions against the placement on rental property of devices designed for over-the-air reception of television broadcast signals, multichannel multipoint distribution services, or DBS services. The regulations that the FCC ultimately adopts could affect the Company's continued ability to enter into or enforce exclusive contracts, as well as its access to inside wiring used to provide telephony and video programming services.

    SIGNAL CARRIAGE. Private cable operators, with certain exceptions, are prohibited from carrying the signal of a commercial television broadcast station without the broadcaster's "retransmission" consent. If the cable operator and the broadcaster fail to reach an agreement on terms and conditions for retransmission, the cable operator is prohibited from carrying the broadcaster's signal. Although there can be no assurance, the Company believes it has obtained and will continue to obtain all necessary retransmission consents in its markets.

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    CROSS-OWNERSHIP.  In order to encourage competition in the provision of video programming, the Cable Act generally prohibits a franchised cable operator not subject to "effective competition" from holding a license for a multichannel multipoint service or from offering SMATV service separate and apart from any franchised cable service, in any portion of the franchise area served by the cable operator's cable system.

    Under current interpretations of FCC rules and regulations implementing the foregoing provisions, TCI Satellite may be prevented from acquiring a 5% or greater interest in ResNet and consequently would be unable to exercise its conversion rights under the TCI Convertible Loan or the TCI Option. TCI Satellite is required to convert the TCI Convertible Loan into an equity interest in ResNet at such time as conversion would not violate the aforementioned FCC restriction. TCI Satellite has advised the Company that it may seek a formal interpretive letter or waiver by the FCC with respect to the acquisition of a further interest in ResNet. See "--Strategic Initiatives--Residential Alliances with GE ResCom and TCI Satellite."

    MICROWAVE LICENSING. Where appropriate the Company's or ResNet's systems may use 18 GHz microwave relays to link more than one hotel or MDU complex to a single headend without using public rights-of-way. The FCC has the power to issue, revoke, modify, and renew licenses within the radio frequency spectrum utilized by the Company or ResNet for microwave relays. The FCC also may approve changes in the ownership of such licenses. The Company and ResNet have obtained all necessary FCC authorizations to operate their microwave relays. There can be no assurance, however, that the Company and/or ResNet will continue to be able to retain or obtain such authorizations in the future or that existing authorizations will be renewed.

    CABLE ENTRY INTO TELECOMMUNICATIONS. The Act declares that no state or local laws or regulations may prohibit or have the effect of prohibiting the ability of any entity to provide any interstate or intrastate telecommunications service. States are authorized to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. The Act further provides that the cable operators and affiliates providing telecommunications services are not required to obtain a separate franchise from the local franchising authority for such services. The Act prohibits local franchising authorities from requiring cable operators to provide telecommunications services or facilities as a condition of a grant of a franchise, franchise renewal, or franchise transfer, except that local franchising authorities can seek "institutional networks" as part of franchise negotiations. The law also provides that, when cable operators provide telecommunications services, local franchising authorities may require reasonable, competitively neutral compensation for management of the public rights-of-way.

    TELEPHONE COMPANY ENTRY INTO CABLE TELEVISION. The Act allows telephone companies to compete directly with franchised and private cable operators by repealing the previous telephone company-cable cross-ownership ban and replacing the FCC's video dialtone regulations with an "open video system" ("OVS") plan by which local exchange carriers can provide cable service in their telephone service area. The FCC has adopted regulations prohibiting an OVS operator from discriminating among programmers and ensuring that OVS rates, terms, and conditions for service are reasonable and nondiscriminatory. Further, those regulations prohibit a local exchange carrier, OVS operator or its affiliates from occupying more than one-third of a system's activated channels when demand for channels exceeds supply, although there are no numeric limits. Additional OVS regulations include rules governing channel sharing; extending the FCC's sports exclusivity, network nonduplication, and syndicated exclusivity regulations; and controlling the positioning of programmers on menus and program guides. Local franchising authorities may require OVS operators to pay "franchise fees" only to the extent that the OVS provides or its affiliates provide cable services over the OVS; such fees may not exceed the franchise fees charged to cable operators in the area, and the OVS provider may pass through the fees as a separate subscriber bill item. OVS operators are subject to local franchising authorities' general right-of-way management regulations.

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    ELECTRIC UTILITY ENTRY INTO CABLE AND TELECOMMUNICATIONS.  The Act provides that registered utility holding companies and subsidiaries may provide telecommunications services (including cable television) notwithstanding the Public Utility Holding Company Act. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority. Large utility holding companies may become significant competitors to both cable television and other telecommunications providers.

    COPYRIGHT LICENSING. Both private and franchise cable systems are subject to federal copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a blanket license to retransmit broadcast signals. Bills have been introduced in Congress over the past several years that would eliminate or modify the cable compulsory license. Without the compulsory license, cable operators such as the Company might need to negotiate rights from the copyright owners for each program carried on each broadcast station in the channel lineup. Such negotiated agreements could increase the cost to cable operators of carrying broadcast signals. The Cable Act's retransmission consent provisions expressly provide that retransmission consent agreements between the television stations and cable operators do not obviate the need for cable operators to obtain a copyright license for the programming carried on each broadcaster's signal.

    The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the video programming industry. Other existing federal, state and local laws and regulations currently are, or may be, the subject of a variety of judicial proceedings, legislative hearings, and administrative and legislative proposals that could change in varying degrees, the manner in which private cable operators and other video programming distributors operate. The Company cannot estimate the outcome of these proceedings or their impact upon its operations at this time. See "Risk Factors--Government Regulation."

EMPLOYEES

    As of December 31, 1996, the Company had 584 employees in the United States and Canada. None of these employees is covered by a collective bargaining agreement. The Company has not experienced any significant labor problems and believes that its relationship with its employees is good.

PROPERTIES

    The Company's present headquarters and principal executive offices are located in Sioux Falls, South Dakota. This facility is leased from an unaffiliated third party pursuant to a lease which expires on July 31, 1997 (with month-to-month extensions thereafter, at the option of the Company), contains approximately 24,000 square feet, and houses the Company's executive, administrative and operational functions. The Company leases four additional facilities in Sioux Falls from unaffiliated third parties, including a warehouse and assembly facility (approximately 15,000 square feet) and three office facilities for administrative and support personnel (approximately 30,000 square feet in total). The Company also owns an office building in Sioux Falls containing approximately 8,000 square feet which previously served as the Company's headquarters and is currently used in the Company's operations.

    The Company leases ten facilities, in various other locations, from unaffiliated third parties. One, located in Dallas, Texas, is an office facility for sales and sales-support personnel. The remaining nine are combination warehouse/office facilities for installation and service operations and are located in Atlanta, Georgia; Honolulu, Hawaii; Las Vegas, Nevada; Cleveland, Ohio; Buffalo, New York; Los Angeles and San Francisco, California; Tampa, Florida; and Toronto, Ontario, Canada. Each of these facilities occupies less than 3,500 square feet.

    In June 1996, the Company acquired an approximately 22.6 acre parcel of land in Sioux Falls for a purchase price of approximately $339,000 and in September 1996 entered into a contract for the construction of the Company's National Headquarters and Distribution Center. Construction of the approximately $15 million facility began in September 1996 and is expected to be completed in September 1997. The National Headquarters and Distribution Center will occupy approximately 228,500 square feet including approximately 116,500 square feet for executive, administrative and support functions, approximately 60,000 square feet for assembly and distribution functions, and approximately 42,000 square feet for warehouse space. The National Headquarters and Distribution Center will allow the Company to consolidate all of its local operations into a single, multipurpose facility and is designed to enhance the operational efficiency and to facilitate any necessary future expansions needs of the Company. The Company believes that the site of its National Headquarters and Distribution Center is sufficient to accommodate its foreseeable local operational space requirements.

LEGAL PROCEEDINGS

    On February 16, 1995, OCC filed a lawsuit in Federal District Court for the Northern District of California asserting patent infringement by the Company relating to its on-demand video system. The complaint requests an unspecified amount of damages and injunctive relief. The Company filed an answer and counterclaim to the lawsuit on April 17, 1995, denying the claims, asserting affirmative defenses and asserting a counterclaim for declaratory relief. The Company is currently engaged in litigation with respect to this matter and trial is expected to begin on September 29, 1997. Based on the advice of special patent counsel and technical experts retained by the Company, as well as the Company's independent analysis, the Company believes that the claims of infringement are unfounded. The Company has and will continue to vigorously defend itself in this matter. Patent litigation is especially complex, both as to factual allegations and the legal interpretation of patent claims, which makes such lawsuits difficult to assess with certainty. While the Company and its patent counsel believe that the Company has a number of defenses available which, if properly considered, would eliminate or minimize any liability for the Company, an unexpected unfavorable resolution, depending on the amount and timing, could adversely affect the Company. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that the ultimate disposition of this matter will not have a material adverse effect on the Company's financial condition or results of operations.

    The Company is subject to other litigation arising in the ordinary course of business. As of the date hereof, the Company believes the resolution of such other litigation will not have a material adverse effect upon the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information concerning the executive officers and directors of the Company as of March 19, 1997.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Tim C. Flynn.........................................          47   Chairman, President and Chief Executive Officer

Scott C. Petersen....................................          41   Executive Vice President, Chief Operating Officer and
                                                                      Director

Jeffrey T. Weisner...................................          49   Vice President, Finance

Eric R. Jacobsen.....................................          40   Vice President, General Counsel and Secretary

John M. O'Haugherty..................................          58   Senior Vice President and Chief Operating Officer,
                                                                      Lodging Division

David M. Bankers.....................................          40   Vice President, Corporate Technologies

Steven D. Truckenmiller (1)..........................          44   Vice President, Guest Pay Services

Douglas D. Truckenmiller (1).........................          47   Vice President and Chief Operating Officer, ResNet

Theodore P. Racz.....................................          56   Vice President, Sales

David Austad (2)(3)..................................          36   Director

Lawrence Flinn, Jr. (2)(3)...........................          61   Director

Richard R. Hylland (3)...............................          36   Director

R.F. Leyendecker (2).................................          51   Director

------------------------

(1) Steven D. Truckenmiller and Douglas D. Truckenmiller are brothers.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

    TIM C. FLYNN founded the Company in 1980 and has been its President and Chief Executive Officer since incorporation in 1983. Mr. Flynn is a member of the American Hotel and Motel Association and the National Cable Television Association. Prior to founding the Company, Mr. Flynn was involved in the lodging and retail industries.

    SCOTT C. PETERSEN joined the Company in 1987 as Senior Vice President for Corporate and Legal Affairs, was appointed Executive Vice President and Chief Operating Officer in 1991 and was elected a director in 1993. Prior to 1987, Mr. Petersen acted as legal counsel to the Company as a partner in the law firm of McFarland, Petersen and Nicholson, Sioux Falls, South Dakota. Mr. Petersen received his Bachelor of Arts degree in economics from Dartmouth College and his Juris Doctorate degree from Georgetown University Law Center.

    JEFFREY T. WEISNER joined the Company in February 1994 as Vice President, Finance. Mr. Weisner was Chief Financial Officer and Treasurer of Teltech Resource Network Corporation from June 1991 to September 1993. Prior to 1991, Mr. Weisner was Vice President, Secretary and Treasurer of CompuServe Incorporated and in such capacity served as Chief Financial Officer and Chief Administrative Officer for that company. Mr. Weisner is a certified public accountant.

    ERIC R. JACOBSEN joined the Company in May 1995 as Vice President and General Counsel, and became Secretary in October 1995. Prior to joining the Company, Mr. Jacobsen was a partner with the law firm of Manatt, Phelps & Phillips of Los Angeles, California. Mr. Jacobsen acted as underwriters' counsel in connection with the Company's initial public offering in October 1993 and acted as outside legal counsel to the Company from December 1993 until joining the Company. Mr. Jacobsen received his Juris Doctorate and Master of Business Administration degrees from The University of Southern California.

    JOHN M. O'HAUGHERTY joined the Company in 1992 as Vice President, Sales and in January 1997 was appointed Senior Vice President and Chief Operating Officer, Lodging Division. Mr. O'Haugherty was Vice President for Sales and Marketing at Spectradyne, Inc., a provider of in-room entertainment services to the lodging industry, in Richardson, Texas from 1982 through 1989. During 1990, Mr. O'Haugherty served as Sales Manager of ITEC, Inc. in Chicago, Illinois and during 1991 served as President of JD, Inc. in Plano, Texas.

    DAVID M. BANKERS joined the Company in 1989 as Director of Information Systems Development and was appointed Vice President, Systems Development in 1992 and Vice President, Corporate Technologies in 1996. Prior to joining the Company, Mr. Bankers was the Supervisor of Digital Data Production for TGS Technology, Inc., a supplier of technical support services for government facilities, at the Earth Resources Observation Systems (EROS) Data Center in Sioux Falls, South Dakota. Mr. Bankers received his Bachelor of Science and Master of Science degrees from Creighton University.

    STEVEN D. TRUCKENMILLER joined the Company in 1985 as Vice President of Technical Services. He was appointed Vice President, Technical Development in 1988 and Vice President, Guest Pay Services in 1991. Mr. Truckenmiller was a director of the Company from 1983 to 1993.

    DOUGLAS D. TRUCKENMILLER joined the Company in 1991 as Vice President for Technical Operations. In February 1996, Mr. Truckenmiller was appointed Vice President and Chief Operating Officer of ResNet. From 1989 to 1991, Mr. Truckenmiller was the President/General Manager for Heritage Cablevision of Rhode Island. Prior to 1989, he was the Senior Vice President of Engineering for Heritage Communications, a major cable multiple systems operator based in Des Moines, Iowa.

    THEODORE P. RACZ joined the Company in September 1996 as Vice President, Sales. Prior to joining the Company, Mr. Racz was Regional Director of Operations, Eastern Europe at Metromedia Communications, Inc. from January 1995 to September 1996. From April 1993 to January 1995, Mr. Racz served as Director of Sales & Marketing at United International Inc. Cable T.V. in Prague, Czech Republic.


    DAVID AUSTAD has served as a Director of the Company since 1993. From 1988 to early 1996, Mr. Austad served as President and Chief Executive Officer of The Austad Company, Inc. ("TACI"), a worldwide distributor of golf equipment and apparel. In February 1996, Mr. Austad started AGS, Inc. which owns and manages TACI's retail stores.



    LAWRENCE FLINN, JR. has served as a Director of the Company since 1994. Mr. Flinn is Chairman and Chief Executive Officer of United Video Satellite Group, Inc. He has over 35 years of experience in the video and satellite communications business.



    RICHARD R. HYLLAND has served as a Director of the Company since 1990. Mr. Hylland is a Director and Executive Vice President--Strategic Development since 1995 and Vice President--Corporate Development since 1993 of Northwestern Public Service Corporation ("NPSC"), a publicly held utility company; President, Chief Operating Officer and a Director of Northwestern Growth Corporation (a subsidiary of NPSC); Vice Chairman of SYN, Inc.; Vice Chairman of Cornerstone Propane GP, Inc.; Director of Lucht Inc., Franklin Industries, Empire Energy and Northwestern Networks, Inc. ("NNI").


    R.F. LEYENDECKER has served as a Director of the Company since 1986. Mr. Leyendecker is Vice President--Marketing Development, NPSC; served as Vice President--Energy Service, NPSC from 1994 to 1996; and served as Vice President--Rates and Regulations, NPSC from 1987 to 1994. He was elected Assistant Corporate Secretary of NPSC in 1993. Mr. Leyendecker also serves as a director of NNI.

EXECUTIVE COMPENSATION


    The following table summarizes all compensation paid to the Company's Chief Executive Officer and to the Company's five most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company during the three fiscal years ended December 31, 1996.


                           SUMMARY COMPENSATION TABLE


                                                                       ANNUAL COMPENSATION
                                                         -----------------------------------------------       STOCK
                                                                                       OTHER ANNUAL         OPTIONS(#)
                                                                                       COMPENSATION          LONG-TERM
NAME AND PRINCIPAL POSITION                     YEAR     SALARY ($)    BONUS ($)          ($)(1)           COMPENSATION
--------------------------------------------  ---------  -----------  -----------  ---------------------  ---------------
Tim C. Flynn                                    1996        250,000       92,404            28,614              --
President and Chief Executive Officer           1995        250,000      103,306            20,916              40,000
                                                1994        200,000       --                15,631              22,222

Scott C. Petersen                               1996        240,000       88,708            27,386              --
Executive Vice President and Chief Operating    1995        240,000       99,174            20,165              40,000
  Officer                                       1994        190,000       --                14,161              21,111

John M. O'Haugherty                             1996        125,400       37,073            11,216              --
Senior Vice President and Chief Operating       1995        115,000       37,510            10,408              20,000
  Officer, Lodging Division                     1994        110,000       10,000             8,547              12,222

Douglas D. Truckenmiller (2)                    1996        156,200(2)     24,000           13,801              75,000
Vice President and Chief Operating Officer,     1995        105,000       34,248            10,041              20,000
  ResNet                                        1994         95,000       --                 7,486              11,111

David M. Bankers                                1996        114,500       33,850            13,801              --
Vice President, Corporate Technologies          1995        105,000       34,248            10,041              20,000
                                                1994         95,000       --                 7,486              11,111

Eric R. Jacobsen                                1996        114,500       33,850            10,754              --
Vice President, General Counsel and             1995         70,000(3)     22,832            6,875              80,000
  Secretary


------------------------

(1) Reflects compensation paid to the executive officers listed above by the Company in order for them to purchase individual supplemental insurance coverage and other benefits.


(2) In February 1996, Mr. Truckenmiller was appointed Vice President and Chief Operating Officer of ResNet. Prior to such appointment, Mr. Truckenmiller was Vice President, Technical Operations of the Company. Compensation for 1996 was based on an annual salary of $114,500 for the month of January and an annual salary of $160,000 thereafter.


(3) Mr. Jacobsen joined the Company as Vice President and General Counsel in May 1995. Compensation for 1995 was based on an annual salary of $105,000.

    EMPLOYMENT AGREEMENTS

    In connection with the Company's initial public offering in October 1993, the Company entered into an employment agreement with Mr. Flynn, dated August 16, 1993, retaining his services as the Company's President and Chief Executive Officer. The initial term of this agreement was extended for an additional year on January 1, 1996 and will be automatically extended each January 1 thereafter unless prior to any such date either Mr. Flynn or the Company notifies the other of an election not to extend. The agreement may also be earlier terminated as discussed below. Under the agreement, Mr. Flynn's salary is currently set at $250,000 per year. In addition to his salary, Mr. Flynn is entitled to participate in any bonus program, insurance program, stock benefit plan and other employment benefits that may be provided by the Company from time to time to its executive officers.

    Mr. Flynn's employment may be terminated prior to the expiration of the term of the agreement (i) automatically upon Mr. Flynn's death, disability or retirement at age 65; (ii) by the Company at any time, with or without cause, by action of its Board of Directors; or (iii) by Mr. Flynn or the Company within three months after a change of control of the Company. In the event of any such termination of employment, the following termination benefits apply: (x) for any termination, other than for cause (including a termination due to death, disability or retirement at age 65), the Company will pay a pro rata portion of the maximum bonus for the then current year under any bonus program in which Mr. Flynn may be participating at the time, unless such payment is not permitted by the terms of the plan; and (y) for any termination by the Board of Directors without cause, the Company will continue to pay Mr. Flynn's salary at the rate last in effect prior to termination for the balance of the term of his employment agreement or until his earlier death or reaching age 65, and the Company will continue at its expense any health, disability and life insurance coverage in effect immediately prior to his termination. In the event of a termination after a change in control involving the Company, the terms of Mr. Flynn's agreement will be superseded by the terms and conditions of the Severance Agreements described below. The employment agreement contains a covenant by Mr. Flynn not to compete with the Company, or to work for a competing business, for the term of his employment and six months thereafter, provided that employment with a cable television vendor will not be considered to be a competing business.

    The Company entered into an employment agreement with Mr. Petersen, dated August 16, 1993, retaining his services as the Company's Executive Vice President and Chief Operating Officer. The terms of his employment agreement are the same as those in Mr. Flynn's agreement summarized above, except that Mr. Petersen's salary is currently set at $240,000 per year.

    In July 1995, the Compensation Committee authorized the Company to enter into agreements (the "Severance Agreements") with the Company's President and its other executive officers, including the officers named in the Summary Compensation Table, providing for the payment of certain compensation and other benefits in the event of a covered termination of the executive's employment within two years following a "change in control" involving the Company. No compensation is payable to any executive under the Severance Agreements unless
(i) there has been a change in control and (ii) the executive's employment with the Company shall have been terminated (including a substantial reduction in duties or compensation, but excluding termination as a result of the death or permanent disability of the executive or for cause or voluntary retirement). A "change in control" is generally defined as the occurrence of any of the following: (i) any person or group becomes the beneficial owner of securities representing 30% or more of the voting power of the Company's outstanding capital stock having the right to vote in the election of directors (excluding any such transaction that is effected at an actual or implied average valuation of less than $6.75 per share of common stock); (ii) a majority of the members of the Board shall not for any reason be the individuals who at the beginning of such period constitute the Board or persons nominated by such members; (iii) any merger, consolidation or sale of all or substantially all of the assets of the Company (meaning assets representing 30% or more of the net tangible assets of the Company or generating 30% or more of the Company's operating cash flow), excluding a business combination or transaction in which : (a) the stockholders of the Company prior to such transaction continue to represent more than 70% of the voting power of the Company immediately after giving effect to such transaction; (b) no person or group becomes the beneficial owner of 30% or more of the Company's voting stock; or (c) the purchase price results in an actual or implied average valuation of less than $6.75 per share of common stock; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company; or (v) the occurrence of any other event that would be required to be reported as a change in control in response to Item 6(e) of Schedule 14A of Regulation 14A of the Exchange Act.

    Upon a covered termination, the executive is entitled to receive a lump sum payment equal to the compensation the executive would have received over a 30-month period, a pro rata portion of any bonus the executive would have received for the year in which such termination occurs, any stock options previously granted to the executive will become fully vested, and the executive will be entitled to the continuation of the insurance and other welfare benefits then being received by such executive for a

30-month period. The Severance Agreements contain a covenant not to compete with the Company for a period of six months following a covered termination, and executives are not required to mitigate any termination benefits (nor will such benefits be reduced by compensation received from other employment). The Severance Agreements terminate upon the earlier of: (i) five years (subject to automatic one-year extensions unless the Board otherwise notifies the executive); (ii) the termination of the executive's employment other than pursuant to a covered termination described above; (iii) two years from the date of a change in control of the Company if there has not been a covered termination; and (iv) prior to a change in control upon the executive's ceasing to be an executive officer of the Company.

    STOCK OPTIONS

    The following table contains information concerning the grant of stock options during the fiscal year ended December 31, 1996 to the officers named in the Summary Compensation Table.


                            OPTION(1) GRANTS IN 1996


                                                                                                         POTENTIAL REALIZABLE
                                                             INDIVIDUAL GRANTS                             VALUE AT ASSUMED
                                    -------------------------------------------------------------------     ANNUAL RATES OF
                                      NUMBER OF      PERCENT OF TOTAL                                         STOCK PRICE
                                      SECURITIES       OPTIONS/SARS                                        APPRECIATION FOR
                                      UNDERLYING        GRANTED TO                                          OPTION TERM (3)
                                     OPTIONS/SARS    EMPLOYEES IN 1996   EXERCISE OR BASE   EXPIRATION   ---------------------
NAME                                GRANTED (#)(2)          (%)            PRICE ($/SH)        DATE       5% ($)     10% ($)
----------------------------------  --------------  -------------------  -----------------  -----------  ---------  ----------
Douglas D. Truckenmiller..........        75,000              45.2               13.00        5/6/06       613,200   1,553,900

------------------------

(1) The Company has no plans pursuant to which stock appreciation rights may be granted.


(2) The options were granted pursuant to the Company's 1993 Stock Option Plan and have a ten-year term. The options become exercisable over time based on achievement of certain ResNet operating performance targets.


(3) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on a variety of factors, including market conditions and the price performance of the Common Stock. There can be no assurance that the rates of appreciation presented in this table can be achieved.

    OPTION EXERCISES AND HOLDINGS

    The following table provides information with respect to the officers named in the Summary Compensation Table concerning the exercise of options during the fiscal year ended December 31, 1996 and unexercised options held by such officers as of December 31, 1996:

                      AGGREGATED OPTION EXERCISES IN 1996
                       AND FISCAL YEAR-END OPTION VALUES


                                                                 NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                      SHARES                    UNDERLYING OPTIONS AT       IN-THE-MONEY OPTIONS
                                    ACQUIRED ON     VALUE            12/31/96 (#)            AT 12/31/96 ($)(1)
                                     EXERCISE     REALIZED    --------------------------  -------------------------
NAME                                    (#)          ($)      EXERCISABLE  UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
----------------------------------  -----------  -----------  -----------  -------------  ----------  -------------
Tim C. Flynn......................      80,000     1,303,200      97,784        41,111     1,485,800       298,100
Scott C. Petersen.................      N/A          N/A         367,020        40,555     5,745,800       293,559
John M. O'Haugherty...............      N/A          N/A          49,006        21,111       634,800       153,600
Douglas D. Truckenmiller..........      N/A          N/A          10,556        95,555        80,100       503,309
David M. Bankers..................      N/A          N/A          43,951        20,555       565,000       149,059
Eric R. Jacobsen..................      N/A          N/A          35,000        45,000       357,000       426,000


------------------------

(1) Value of unexercised "in-the-money" options is the difference between the market price of the Common Stock on December 31, 1996 ($17.75 per share) and the exercise price of the option, multiplied by the number of shares subject to the option.

COMPENSATION OF DIRECTORS

    The compensation to be paid to each non-employee director is $20,000 per year, $300 for each committee meeting attended and reimbursement for travel and related expenses for attendance at Board and committee meetings. The non-employee directors can elect to receive their annual retainer and meeting fees in the form of cash, options, shares of Common Stock or a combination thereof in accordance with such rules as shall be established by the Compensation Committee. Non-employee directors automatically receive upon their initial election or appointment to the Board a nonqualified stock option to purchase 6,000 shares of Common Stock under the Company's 1993 Stock Option Plan (the "Plan") plus an additional 6,000 options to be granted on each anniversary of such election during the term of service. In addition, in recognition of their long service to the Board (for which they had not previously received stock option grants), in May 1996 the Company granted Mr. Leyendecker a nonqualified stock option to purchase 15,000 shares of Common Stock and granted Mr. Hylland a nonqualified stock option to purchase 10,000 shares of Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company's Compensation Committee reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock option and other benefit plans and makes recommendations to the Board of Directors regarding such matters. The Committee is currently composed of Messrs. Austad, Flinn and Leyendecker. No interlocking relationships exist between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

AUDIT COMMITTEE

    The Company's Audit Committee recommends the selection of auditors for the Company and reviews the results of the audits and other reports and services provided by the Company's independent auditors. The Audit Committee is currently composed of Messrs. Austad, Flinn and Hylland.

STOCK OPTION PLAN

    The Plan provides for the grant of (i) incentive stock options and nonqualified stock options to key managerial employees of the Company and its subsidiaries and (ii) nonqualified stock options to non-employee directors of the Company. The Plan provides that the total number of shares of Common Stock that may be subject to options shall be 1,000,000 shares (of which 280,933 shares were available for the grant of options as of December 31, 1996).

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth the beneficial ownership of Common Stock as of March 26, 1997 by each person known to the Company to be the record or beneficial owner of more than five percent of the outstanding shares of Common Stock (other than depositories holding shares of Common Stock on behalf of brokers, dealers and others who are the record stockholders for beneficial owners desiring to have their shares held in "street name"), by each director, by each executive officer named in the Summary Compensation Table, and by all directors and executive officers as a group:



                                                                                 AMOUNT AND NATURE OF
                                                                                 BENEFICIAL OWNERSHIP    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                                                 (2)              CLASS (3)
------------------------------------------------------------------------------  ----------------------  -------------
Tim C. Flynn, (4) Chairman, President and Chief Executive Officer.............            602,727               5.3%
Scott C. Petersen, (4) Executive Vice President, Chief Operating Officer and
  Director....................................................................            427,725               3.7
John M. O'Haugherty, (4) Senior Vice President and Chief Operating Officer,
  Lodging Division............................................................            105,117             *
Douglas D. Truckenmiller, (4) Vice President, Chief Operating Officer, ResNet
  (5).........................................................................            279,343               2.5
David M. Bankers, (4) Vice President, Corporate Technologies..................             77,006             *
Eric R. Jacobsen, (4) Vice President, General Counsel and Secretary...........             92,500             *
David Austad, Director (6)....................................................             11,892             *
Lawrence Flinn, Jr., Director (6).............................................             11,892             *
Richard R. Hylland, (7)(8) Director...........................................            933,158               8.3
R.F. Leyendecker, (7)(8) Director.............................................            938,158               8.3
Northwestern Networks, Inc. (8)...............................................            916,266               8.2
Wellington Management Company (9).............................................          1,537,100              13.7
Directors and Executive Officers (4) (A group of 12 persons)..................          2,863,206              23.2


------------------------

*   Less than 1%.

(1) Unless otherwise indicated, the address of such person is 808 West Avenue North, Sioux Falls, South Dakota 57104.

(2) Each named person has sole voting and investment power with respect to the shares listed, except as noted below.

(3) Shares which the person (or group) has the right to acquire pursuant to stock options (whether or not vested) are deemed to be outstanding in calculating the percentage ownership of the person (or group) but are not deemed to be outstanding as to any other person (or group).


(4) Includes shares issuable upon the exercise of options to purchase Common Stock as follows: Mr. Flynn, 158,895 shares; Mr. Petersen, 427,575 shares; Mr. Truckenmiller, 106,111; Mr. O'Haugherty, 105,117 shares; Mr. Bankers, 77,006 shares; and Mr. Jacobsen, 92,500 shares; and all directors and executive officers as a group, 1,140,926 shares. Does not include 5,379 shares held in the Company's 401(k) Plan of which Mr. Flynn and Mr. Petersen are Trustees; and for Mr. Flynn, includes 300 shares owned by Mr. Flynn's minor children, and for Mr. Petersen includes 150 shares owned by Mr. Petersen's minor children.



(5) ResNet Communications, Inc. is a majority-owned subsidiary of the Company.



(6) Includes 11,000 shares of Common Stock which each of Messrs. Austad and Flinn have the right to acquire by the exercise of vested stock options.



(7) Messrs. Hylland and Leyendecker are directors of NNI, which is a subsidiary of NPSC. The shares attributable to Messrs. Hylland and Leyendecker include 16,000 and 21,000 shares, respectively, which they have the right to acquire by the exercise of vested stock options, and 916,266 shares held by NNI as a result of their being directors of NNI. Messrs. Hylland and Leyendecker disclaim beneficial ownership of the shares attributable to NNI.



(8) The address of NNI and Messrs. Hylland and Leyendecker is 33 Third Street, S.E., Huron, South Dakota 57350-1318; share ownership information is based on Schedule 13G filed for the year ended December 31, 1995.



(9) The address of Wellington Management Company is 75 State Street, Boston, Massachusetts 02109; address and share ownership information is based on
    Schedule 13G filed for the month ended August 31, 1996.

                              CERTAIN TRANSACTIONS

    MANAGEMENT AGREEMENT. Pursuant to a Management and Shared Services Agreement dated as of January 10, 1996 (the "Management Agreement"), the Company provides ResNet with certain (i) management and financial services; (ii) office and warehouse space; and (iii) administrative and payroll services. The Management Agreement also provides for participation by employees of ResNet in the Company's group health and other benefit plans and provides for general liability, property, personal injury, workers' compensation and other insurance for ResNet and its operations. The Management Agreement additionally provides for a license of certain of the Company's technology and provides for terms and conditions of intercompany loans to ResNet. The initial term of the Management Agreement is ten years, with automatic renewal for successive periods of five years. Management services provided, or to be provided, by the Company (the "Management Services") include preparation of business plans, budgets and financial reports; formulation of all advertising, marketing and sales programs, selection and pricing of all programming and services to be provided by ResNet; establishment and maintenance of all financial systems and records relating to ResNet's business; engaging necessary professionals in furtherance of ResNet's business; the preparation and filing of all necessary periodic or other reports to governmental and regulatory agencies; and the performance of all other aspects of the operation and maintenance of ResNet's business.

    ResNet pays an annual management fee (the "Management Fee") to the Company for providing the Management Services. The Management Fee is three percent of ResNet's Operating Revenues during the calendar year; provided that the minimum Management Fee payable for any year shall not be less than $500,000 nor exceed $2,000,000. The Management Fee is payable quarterly, in arrears, and any overdue amounts bear interest at a rate equal to the higher of (i) the sum of the prime or base lending rate announced from time to time by NatWest Bank Plc (New York Branch) and three percent; and (ii) the highest rate then permitted by applicable law. For purposes of calculating the Management Fee, "Operating Revenues" means all revenues of ResNet from services or goods sold to subscribers or other customers determined in accordance with generally accepted accounting principles consistently applied, but does not include customer deposits (prior to forfeiture) and proceeds from the sale of capital equipment, assets or financing transactions. Allocable amounts for office and warehouse space, corporate and administrative services, expenses in administering and funding ResNet's participation in the Company's benefit plans, and insurance coverage are charged at the Company's cost therefor, calculated and allocated on the basis of actual cost or best estimates thereof.

    TECHNOLOGY LICENSE AGREEMENT. The Company and ResNet entered into a Technology License Agreement dated as of January 10, 1996 (the "License Agreement"), as provided in the Management Agreement. The License Agreement provides a non-exclusive and non-transferable license to ResNet to use certain of the Company's proprietary technology, trade secrets, know-how or other intellectual property, whether then existing or thereafter acquired (the "Technology") and certain of the Company's trademarks. The License Agreement provides that ResNet shall pay an annual royalty of $100 for its use of the Technology, for so long as the Management Agreement remains in full force and effect. The initial term of the License Agreement is ten years, with automatic renewal of successive two year periods.

    LOANS TO RESNET. The Company may advance funds to ResNet, from time to time, to be used for general working capital. Such advances are to be made on terms substantially comparable to those available from unaffiliated third parties and will be evidenced by, and be payable in accordance with the terms of, one or more promissory notes.

                       CREDIT ARRANGEMENTS OF THE COMPANY

    The following is a brief description of the basic terms of and the instruments governing the credit arrangements of the Company. This description is qualified in its entirety by reference to the provisions of the 11.5% Senior Notes and the related purchase agreement and the Credit Agreement (as defined below), copies of which can be obtained directly from the Company.

THE 11.5% SENIOR NOTES

    During 1995, the Company issued $30 million principal amount of 11.5% Senior Notes due July 15, 2005 to three insurance companies in two separate private placements. Mandatory annual principal payments of $6 million commence July 15, 2001.

    Proceeds from the issuance of the 11.5% Senior Notes, net of original issue discount and issuance-related expenses, were approximately $27.3 million and were used to (i) repay previous borrowings and (ii) provide funding for capital expenditures to expand the Company's guest pay services business. The Company issued a total of 480,000 Warrants to purchase Common Stock of the Company in connection with the issuance of the 11.5% Senior Notes and the value of the Warrants, $1.68 million, is recorded in stockholders' equity and shown as a discount on the 11.5% Senior Notes.

    In connection with the Refinancing, the Company amended the terms of the 11.5% Senior Notes such that they rank PARI PASSU with and have the same covenants as the Notes.

THE CREDIT FACILITY

    Concurrently with the closing of the Private Offering on December 19, 1996, the Company entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with certain banks and NatWest Bank, as agent (collectively, the "Lenders"). Defined terms that are used but not defined in this section have the meanings given such terms in the Credit Agreement.

    The Credit Facility provides total lending commitments of $100 million, which may be increased at the election of the Company up to $175 million with the consent of NatWest Bank. The Credit Facility is secured by a perfected first priority security interest in all of the Company's and certain of its subsidiaries' tangible and intangible assets. The Credit Facility is guaranteed by the Company's Canadian subsidiary and by ResNet, to the extent borrowings thereunder are contributed to ResNet (together, the "Guarantors").

    The Credit Facility matures on December 31, 2002. Amounts borrowed under the Credit Facility bear interest at either (i) LIBOR plus from 1.25% to 2.00% or
(ii) the greater of (a) the NatWest Bank prime rate plus from .25% to 1.00% or
(b) the federal funds rate plus from .75% to 1.50%, depending on the Company's Total Debt to EBITDA ratio. Borrowings under the Credit Facility will be subject to a scheduled reduction of 15% beginning on December 31, 1998 and annually thereafter as follows: December 31, 1999--20%; December 31, 2000--20%; December 31, 2001--20%; and December 31, 2002--25%.

    The Credit Facility requires that (i) proceeds from the sale of assets accounting for less than 15% of assets/EBITDA not reinvested within 180 days and
(ii) commencing in 1999, 50% of the Excess Cash Flow when Total Debt to Annualized EBITDA exceeds 4.0x, be used to reduce the principal amount outstanding thereunder.

    The Credit Facility contains certain covenants, which include certain minimum numbers of guest pay rooms served, limitations on the ability of the Company and the Guarantors to incur additional indebtedness, create certain liens, or enter into guarantees and limitations on the ability of the Company to make investments in certain subsidiaries and other entities. In addition, the Company's capital expenditures are subject to limitations equal to a base amount plus funds raised through issuances of capital stock, unsecured debt or increases in the total commitment of the Credit Facility. The base amount of capital expenditures are capped at $100 million in 1996, $130 million in 1997, $60 million in 1998, $30 million in 1999, $35 million in 2000, $40 million in 2001 and $25 million in 2002. Amounts not expended may be carried forward to the following year. The Company is also required to maintain certain financial ratios, including a requirement that the Company not permit (i) the ratio of Total Debt to trailing two quarters annualized EBITDA to exceed 5.75x through 1997, 5.25x for 1998 and 4.50x for 1999 and thereafter and (ii) the ratio of EBITDA to interest expense to be less than 1.25x for the quarter ending March 31, 1997, 1.50x for the two quarters ending June 30, 1997 and three quarters ending September 30, 1997, 1.75x for the four quarters ending December 31, 1997 and 2.00x for the four quarters ending March 31, 1998 and thereafter.

    The failure to satisfy the financial covenants constitutes an Event of Default under the Credit Facility, notwithstanding the ability of the Company to meet its debt obligations. The Credit Facility also includes other customary events of default, including cross defaults to other indebtedness, change of control provisions and certain events including bankruptcy, reorganization and insolvency. An Event of Default under the Credit Facility would allow the lenders thereunder to accelerate the maturity of the indebtedness under the Credit Facility and would adversely affect the ability of the Company to meet its obligations on the Notes.

                            DESCRIPTION OF THE NOTES

    The Private Notes were issued and the Exchange Notes will be issued pursuant to an Indenture, dated as of December 19, 1996 (the "Closing Date") (the "Indenture"), between the Company, as issuer, and Marine Midland Bank, as Trustee (the "Trustee"). A copy of the Indenture is available upon request from the Company. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

    The Notes will be unsecured unsubordinated obligations of the Company, limited to $150 million aggregate principal amount, and will mature on December 15, 2006. Each Note will initially bear interest at the rate shown on the front cover of this Prospectus from the Closing Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the June 1 or December 1 immediately preceding the Interest Payment Date) on June 15 and December 15 of each year, commencing June 15, 1997. See "--Registration Rights" for a description of the circumstances under which the interest rate on the Notes may be increased.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 140 Broadway, New York, New York 10005); PROVIDED that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See "--Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after December 15, 2001 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holders' last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing December 15, of the years set forth below:

YEAR                                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2001........................................................................        105.125%
2002........................................................................        102.563
2003 and thereafter.........................................................        100.000

    In addition, at any time prior to December 15, 1999, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings, at any time as a whole or from time to time in part, at a Redemption Price (expressed as a percentage of principal amount on the Redemption Date) of 110.250%, plus accrued and unpaid interest, if any, to the Redemption Date; PROVIDED that, immediately after any such redemption at least $97.5 million aggregate principal amount of the Notes remains outstanding.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; PROVIDED that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SINKING FUND

    There will be no sinking fund payments for the Notes.

REGISTRATION RIGHTS

    On December 16, 1996, pursuant to the Registration Rights Agreement, the Company agreed with the Placement Agents, for the benefit of the Holders of the Private Notes, that the Company would use its best efforts, at its cost, to file and cause to become effective a registration statement with respect to a registered exchange offer to exchange the Private Notes for the Exchange Notes. Upon such registration statement being declared effective, the Company will offer the Exchange Notes in return for surrender of the Private Notes. Such offer shall remain open for not less than 20 business days after the date notice of the Exchange Offer is mailed to Holders. For each Private Note surrendered to the Company under the Exchange Offer, the Holder will receive an Exchange Note of equal principal amount. Interest on each Exchange Note shall accrue from the last Interest Payment Date on which interest was paid on the Private Notes so surrendered or, if no interest has been paid on such Private Notes, from the Closing Date. In the event that applicable interpretations of the staff of the Securities and Exchange Commission (the "Commission") do not permit the Company to effect the Exchange Offer, or under certain other circumstances, the Company shall, at its cost, use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Private Notes and to keep such registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after the Closing Date. The Company shall, in the event of such a shelf registration, provide to each Holder copies of the prospectus, notify each Holder when the Shelf Registration Statement for the Private Notes has become effective and take certain other actions as are required to permit resales of the Private Notes. A Holder that sells its Private Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

    In the event that the Exchange Offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to the date that is six months after the Closing Date, the annual interest rate borne by the Private Notes shall be increased by 0.5% per annum over the rate shown on the cover page of this Prospectus and if the Exchange Offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to the date that is nine months after the Closing Date, the annual interest rate borne by the Private Notes shall be increased by an additional 0.5% per annum. Once the Exchange Offer is consummated or a Shelf Registration Statement is declared effective, the annual interest rate borne by the Private Notes shall be changed to again be the rate shown on the cover page of this Prospectus.

    If the Company effects the Exchange Offer, the Company will be entitled to close the Exchange Offer 20 business days after the commencement thereof, PROVIDED that it has accepted all Private Notes theretofore validly surrendered in accordance with the terms of the Exchange Offer. Private Notes not tendered in the Exchange Offer shall bear interest at the rate set forth on the cover page of this Prospectus and be subject to all of the terms and conditions specified in the Indenture and to the transfer restrictions described in the legends on such Private Notes.

    This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is available from the Company upon request.

RANKING

    The Notes will be unsubordinated unsecured indebtedness of the Company, and will rank PARI PASSU in right of payment with all existing and future unsubordinated unsecured indebtedness of the Company, including the Company's 11.5% Senior Notes, and senior in right of payment to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness, including indebtedness under the Credit Facility, and effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. At December 31, 1996, the Company (excluding its subsidiaries) had approximately $179.7 million of indebtedness outstanding, and the Company's subsidiaries had approximately $.7 million of liabilities. ResNet will guarantee indebtedness under the Credit Facility to the extent borrowings thereunder are contributed to ResNet and the Notes will be effectively subordinated to such guarantee. See "Risk Factors--High Level of Indebtedness; Ability to Service Debt," "--Historical and Future Operating Losses; Need for Additional Capital; Refinancing Risk," "--Ranking of the Notes," and "Capitalization."

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

    "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

    "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with generally accepted accounting principles ("GAAP"); PROVIDED that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than the Company or any of its Restricted Subsidiaries) has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

    "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant.

    "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; PROVIDED that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; PROVIDED that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

    "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

    "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current, obsolete or worn out assets, (b) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received would satisfy clause (B) of the "Limitation on Asset Sales" covenant or (c) issuances or sales of Common Stock of ResNet pursuant to the ResNet Transaction Documents.

    "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

    "Capital Stock" means, with respect to any Person, any and all shares, interests, memberships, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

    "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligations" means the discounted present value of the rental obligations under such lease.

    "Change of Control" means such time as (i) (a) a "person" or "group" (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act) other than the Permitted Holders becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of Voting Stock representing more than 40% of the total voting power of the total Voting Stock of the Company on a fully diluted basis and (b) such person or group beneficially owns more Voting Stock than the Permitted Holders; or (ii) individuals who at the beginning of any 24 month period constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason during such 24 month period to constitute a majority of the members of the Board of Directors then in office.

    "Closing Date" means December 19, 1996.

    "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; PROVIDED that, Consolidated EBITDA will not be reduced as a result of a minority interest in the net income of a Restricted Subsidiary except to the extent that dividends in cash or other distributions of cash, property or other assets (other than dividends or distributions payable solely in shares of Capital Stock) are actually paid to the holders of such minority interest.

    "Consolidated Fixed Charges" means, for any period, the aggregate amount of
(i) interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries), (ii) all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period and (iii) one-third of rental expense attributable to all leases other than Capitalized Leases; EXCLUDING, HOWEVER, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

    "Consolidated Interest Expense" means, for any period, the aggregate amount of (i) interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and (ii) all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; EXCLUDING, HOWEVER, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

    "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis as at such Transaction Date to (ii) the aggregate amount of Consolidated EBITDA for the two most recent fiscal quarters prior to such Transaction Date for which financial statements of the Company have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant described below (such two fiscal quarter periods being the "Two Quarter Period"), multiplied by two; PROVIDED that (A) PRO FORMA effect shall be given to (x) any Indebtedness Incurred from the beginning of the Two Quarter Period through the Transaction Date (the "Reference Period"), to the extent such Indebtedness is outstanding on the Transaction Date and (y) any Indebtedness that was outstanding during such Reference Period but that is not outstanding or is to be repaid on the Transaction Date; (B) PRO FORMA effect shall be given to Asset Dispositions and Asset Acquisitions (including giving PRO FORMA effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period, as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) PRO FORMA effect shall be given to asset dispositions and asset acquisitions (including giving PRO FORMA effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; PROVIDED that to the extent that clause (B) or (C) of this sentence requires that PRO FORMA effect be given to an Asset Acquisition or Asset Disposition, such PRO FORMA calculation shall be based upon the two full fiscal quarters immediately preceding

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the Transaction Date of the Person, or division or line of business of the
Person, that is acquired or disposed for which financial information is available, multiplied by two as provided in clause (i) above.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Indebtedness by reason of a Person becoming a Restricted Subsidiary of the Company; PROVIDED that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

    "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such

Person; PROVIDED that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and
(viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, PROVIDED (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that Indebtedness shall not include any liability for federal, state, local or other taxes and (C) that Indebtedness shall not include any obligations owed to TCI Satellite that do not provide for or permit payments in cash and that may only be repaid or satisfied through the issuance of Common Stock of ResNet.

    "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) or clause (iv) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary,
(ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    "Moody's" means Moody's Investors Service, Inc. and its successors.

    "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be PROVIDED by the Company or any Restricted Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and
(b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Credit Facility" means the Credit Agreement dated as of December 19, 1996 among the Company, its Subsidiaries named therein, and the Lenders, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time (including increases in the principal amount thereof); PROVIDED that, with respect to any agreement providing for the refinancing of Indebtedness under the Credit Facility, such agreement shall be the Credit Facility under the Indenture only if a notice to that effect is delivered by the Company to the Trustee and there shall be at any time only one instrument that is (together with the aforementioned related agreements, instruments and documents) the Credit Facility under the Indenture.

    "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:
(i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;
(v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, the Company shall
(i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

    "Permitted Holders" means, collectively, the executive officers of the Company and ResNet as of the Closing Date, any Restricted Subsidiary and trusts established under any employee stock ownership plan that is solely for the benefit of the employees of the Company and its Subsidiaries.

    "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and (iv) stock, obligations or securities received in satisfaction of judgments.

    "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal (whether tangible or intangible) property acquired after the Closing Date or associated with the Company's headquarter offices; PROVIDED that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xviii) Liens on or sales of receivables; and (xix) Liens securing Indebtedness in an amount not to exceed $5 million.

    "Public Equity Offering" means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

    "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; PROVIDED that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes Upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes Upon a Change of Control" covenants described below.

    "ResNet" means ResNet Communications, Inc., a subsidiary of the Company, and its successors, including, without limitation, its successor to be formed upon reconstitution of ResNet as a Delaware limited liability company in connection with the recapitalization of ResNet contemplated by the ResNet Transaction Documents.

    "ResNet Transaction Documents" means the agreements among the Company, ResNet and TCI Satellite setting forth, among other things, the terms and conditions of TCI Satellite's investment in ResNet, as in effect on the Closing Date, and the agreements to be entered into by such parties on substantially equivalent terms to effect the reconstitution of ResNet as a Delaware limited liability company.

    "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

    "S&P" means Standard & Poor's Ratings Group and its successors.

    "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

    "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

    "TCI Satellite" means TCI Satellite MDU, Inc., an affiliate of Tele-Communications, Inc., and its successors and assigns.

    "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's.

    "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; PROVIDED that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted

Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    Unrestricted Subsidiaries are not subject to any of the restrictive covenants set forth in the Indenture.

    "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

    "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

    The Indenture contains, among others, the following covenants.

    LIMITATION ON INDEBTEDNESS

    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; PROVIDED that the Company may Incur Indebtedness, and any Restricted Subsidiary may Incur Acquired Indebtedness, if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be less than or equal to 5.75 to 1 for Indebtedness Incurred prior to December 15, 1999, and 5.25 to 1 for Indebtedness Incurred on or after December 15, 1999.

    Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed the amount of the commitments under the Credit Facility on the Closing Date, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness (A) to the Company evidenced by an unsubordinated promissory note or (B) to any of its Restricted Subsidiaries; PROVIDED that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i),
(ii), (iv) or (vi) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); PROVIDED that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is PARI PASSU with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is PARI PASSU with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made PARI PASSU with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new

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Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and PROVIDED FURTHER that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; PROVIDED that such agreements
(a) are designed solely to protect the Company or its Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of the Company for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; and (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance" and (vi) Indebtedness Incurred by any Restricted Subsidiary in an amount not to exceed $10 million at any one time outstanding.

    (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

    (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the Credit Facility on or prior to the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant, (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (3) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

    LIMITATION ON RESTRICTED PAYMENTS

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of

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the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of more than 10% of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes (other than the purchase, repurchase or the acquisition of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in any case due within one year of the date of acquisition) or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) the remainder of (x) the aggregate amount of the Consolidated EBITDA (or, if the Consolidated EBITDA is negative, minus 100% of such negative amount) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter during which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant minus (y) the product of two multiplied by the aggregate amount of Consolidated Fixed Charges for the period referred to in clause (x) PLUS (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of the Company or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) PLUS (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

    The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii)(A) the repurchase, redemption or other acquisition of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Company or (B) the repurchase, redemption or other acquisition of Capital Stock of a Restricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of such Restricted Subsidiary; (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other

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than Redeemable Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments in Unrestricted Subsidiaries not to exceed $20 million at any one time outstanding; and (vii) Restricted Payments not to exceed $5 million in the aggregate; PROVIDED that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

    Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof and an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is PARI PASSU with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

    The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Credit Facility, the Indenture, the ResNet Transaction Documents or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;
(ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; or (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the

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"Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

    LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED
     SUBSIDIARIES

    The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, provided any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant, if made on the date of such issuance or sale; and (iv) issuances of Common Stock of ResNet (x) to TCI Satellite pursuant to the terms of the ResNet Transaction Documents as in effect on the Closing Date and (y) in exchange for, or the net proceeds of which are used solely for, redemptions of Common Stock of ResNet.

    LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

    The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is PARI PASSU with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; PROVIDED that this paragraph shall not be applicable to (x) any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) any Guarantee of any Subsidiary of Indebtedness Incurred under a revolving credit or working capital facility. If the Guaranteed Indebtedness is (A) PARI PASSU with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be PARI PASSU with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

    Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

    LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of more than 10% of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is

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pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

    The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant or (vi) transactions pursuant to the ResNet Transaction Documents. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (vi) of this paragraph, the aggregate amount of which exceeds $1 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

    LIMITATION ON LIENS

    The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

    The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders;
(iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens securing obligations under the Credit Facility; or (vi) Permitted Liens.

    LIMITATION ON SALE-LEASEBACK TRANSACTIONS

    The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

    The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within twelve months after the sale or transfer of any assets or

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properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

    LIMITATION ON ASSET SALES

    The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale in an amount in greater than 10% of the Company's Adjusted Consolidated Net Tangible Assets, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash (which shall include any Indebtedness of the Company or its Restricted Subsidiaries that is assumed by the buyer) or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its subsidiaries have been filed pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and (ii) apply (no later than the end of the twelve-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such twelve-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

    If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes on the relevant Payment Date equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of the Notes on the relevant Payment Date, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

    The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof on the relevant Payment Date, plus accrued interest (if any) to the Payment Date.

    There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at

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the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

    Whether or not the Company is required to file reports with the Commission, for so long as any Notes are outstanding, the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if it were subject thereto. The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

EVENTS OF DEFAULT

    The following events are defined as "Events of Default" in the Indenture:
(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of

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
the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

    If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

    The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

    The Indenture requires certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company is also obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that this clause (iii) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; PROVIDED that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the stockholders of the Company; and (iv) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; PROVIDED, HOWEVER, that clause (iii) above does not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and PROVIDED FURTHER that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

    DEFEASANCE AND DISCHARGE. The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clauses (c) and (d) under "Events of Default" with respect to such clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and such covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

    DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR
  EMPLOYEES

    The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

    The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; PROVIDED, HOWEVER, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

    The certificates representing the Notes will be issued in fully registered form without interest coupons. Notes sold in offshore transactions in reliance on Regulation S under the Securities Act will initially be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Regulation S Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC for the accounts of Euroclear and Cedel Bank. Prior to the 40th day after the Closing Date, any resale or transfer of beneficial interests in the Regulation S Global Note to U.S. persons shall not be permitted unless such release or transfer is made pursuant to Rule 144A or Regulation S.

    Notes sold in reliance on Rule 144A will be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Restricted Global Note"; and together with the Regulation S Global Note, the "Global Notes") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC.

    Each Global Note (and any Notes issued for exchange therefor) will be subject to certain restrictions on transfer set forth therein as described under "Transfer Restrictions." Except in the limited circumstances described below under "Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of Certificated Notes (as defined below).

    Notes originally purchased by or transferred to Institutional Accredited Investors who are not qualified institutional buyers ("Non-Global Purchasers") will be issued Notes in registered form without interest coupons ("Certificated Notes"). Upon the transfer of Certificated Notes initially issued to a Non-Global Purchaser to a qualified institutional buyer or in accordance with Regulation S, such Certificated Notes will, unless the relevant Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in a Global Note. For a description of the restrictions on the transfer of Certificated Notes, see "Transfer Restrictions."

    Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

    Investors may hold their interests in a Regulation S Global Note directly through Cedel or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such system. Cedel Bank and Euroclear will hold interests in the Regulation S Global Notes on behalf of their participants through DTC.

    So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Cedel Bank.

    Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which may be legended as set forth under the heading "Transfer Restrictions."

    The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    Although DTC, Euroclear and Cedel Bank are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the

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performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

    If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes, which may bear the legend referred to under "Transfer Restrictions," in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, which may bear the legend referred to under "Transfer Restrictions," in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion of the federal income tax consequences of exchanging Private Notes for Exchange Notes pursuant to the Exchange Offer is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and no ruling has been or will be sought from the Internal Revenue Service. This discussion does not address any of the federal income tax consequences of owning or disposing of the Private Notes or Exchange Notes, nor does it address the applicability or effect of any state, local or foreign tax laws. Each holder should consult such holder's own tax advisor concerning the application of federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to the holder's particular situation.

    Since the terms of the Exchange Notes are identical to those of the Private Notes, the exchange of Private Notes for Exchange Notes pursuant to the Exchange Offer should not be treated as a taxable "exchange" for federal income tax purposes because the Exchange Notes will not differ materially either in kind or extent from the Private Notes exchanged therefor. As a result, there should be no federal income tax consequences resulting from the exchange to holders exchanging Private Notes for Exchange Notes pursuant to the Exchange Offer.

                              PLAN OF DISTRIBUTION


    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition until
           , 199 , all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.


    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Exchange Offer are being passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California.


                                    EXPERTS



    The consolidated financial statements and schedule of LodgeNet Entertainment Corporation and Subsidiaries as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document as filed as an exhibit to the Company's filings with the Commission, each such statement being qualified in all respects by such reference. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's Web site on the Internet at http://www.sec.gov. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The Indenture will require the Company to file with the Commission and provide to holders of the Notes the reports and other information required to be filed with the Commission by the Exchange Act, whether the Company is then subject to such requirements. See "Description of the Notes."

    Where any document or part thereof is incorporated by reference in this Prospectus but not delivered herewith, the Company shall provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Such a request is to be directed to the General Counsel, at the Company's offices at 808 West Avenue North, Sioux Falls, SD 57194 (605) 330-1330.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................   F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996..............   F-3

Consolidated Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996........................................   F-4

Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1994, 1995 and 1996........................................   F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996........................................   F-6

Notes to Consolidated Financial Statements................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To LodgeNet Entertainment Corporation:

    We have audited the accompanying consolidated balance sheets of LodgeNet Entertainment Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LodgeNet Entertainment Corporation and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 28, 1997

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1995        1996
                                                                                            ----------  ----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $    2,252  $   86,177
  Accounts receivable, net of allowance for doubtful accounts.............................      12,150      18,428
  Prepaid expenses and other..............................................................       1,462       1,935
                                                                                            ----------  ----------
    Total current assets..................................................................      15,864     106,540
Property and equipment, net...............................................................     108,106     164,157
Debt issuance costs, net of accumulated amortization......................................       1,537       8,509
Other assets, net.........................................................................      --             562
                                                                                            ----------  ----------
                                                                                            $  125,507  $  279,768
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................................  $   14,911  $   16,775
  Current maturities of long-term debt....................................................       4,254         425
  Accrued expenses........................................................................       3,745       4,596
                                                                                            ----------  ----------
    Total current liabilities.............................................................      22,910      21,796
Deferred revenue..........................................................................       2,374       2,956
Long-term debt............................................................................      57,497     179,233
Minority interest in consolidated subsidiary..............................................      --             231
                                                                                            ----------  ----------
    Total liabilities.....................................................................      82,781     204,216
                                                                                            ----------  ----------

Commitments and contingencies (Note 6)

Stockholders' equity:
  Common stock, $.01 par value, 20,000,000 shares authorized; 7,352,113 and 11,125,369
    shares outstanding at December 31, 1995 and 1996, respectively........................          74         111
  Additional paid-in capital..............................................................      71,234     120,539
  Accumulated deficit.....................................................................     (28,582)    (45,098)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      42,726      75,552
                                                                                            ----------  ----------
                                                                                            $  125,507  $  279,768
                                                                                            ----------  ----------
                                                                                            ----------  ----------

   The accompanying notes are an integral part of these consolidated balance sheets.

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (DOLLAR AMOUNTS, EXCEPT PER SHARE AMOUNTS, IN THOUSANDS)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                1994        1995        1996
                                                                             ----------  ----------  ----------
Revenues:
  Guest Pay................................................................  $   29,927  $   50,758  $   84,504
  Free-to-guest............................................................       8,397       8,060       8,645
  Other....................................................................       2,070       4,395       4,572
                                                                             ----------  ----------  ----------
Total revenues.............................................................      40,394      63,213      97,721
                                                                             ----------  ----------  ----------

Direct costs:
  Guest Pay................................................................      10,050      19,053      34,283
  Free-to-guest............................................................       6,412       6,117       6,482
  Other....................................................................       1,719       3,740       3,614
                                                                             ----------  ----------  ----------
    Total direct costs.....................................................      18,181      28,910      44,379
                                                                             ----------  ----------  ----------
Gross profit...............................................................      22,213      34,303      53,342
                                                                             ----------  ----------  ----------

Operating expenses:
  Guest Pay operations.....................................................       7,244       9,767      15,032
  Selling and marketing....................................................       1,541       1,871       2,708
  General and administrative...............................................       4,127       6,767      10,873
  Depreciation and amortization............................................      11,661      18,336      29,815
                                                                             ----------  ----------  ----------
    Total operating expenses...............................................      24,573      36,741      58,428
                                                                             ----------  ----------  ----------
Operating loss.............................................................      (2,360)     (2,438)     (5,086)
Interest expense, net......................................................         966       4,522       8,243
                                                                             ----------  ----------  ----------
Loss before income taxes and extraordinary loss............................      (3,326)     (6,960)    (13,329)
Provision for income taxes.................................................      --              66          28
                                                                             ----------  ----------  ----------
Loss before extraordinary loss.............................................      (3,326)     (7,026)    (13,357)
Extraordinary loss.........................................................       1,324      --           3,253
                                                                             ----------  ----------  ----------
Net loss...................................................................  $   (4,650) $   (7,026) $  (16,610)
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

Per common share:
  Loss before extraordinary loss...........................................  $    (0.45) $    (0.95) $    (1.39)
  Extraordinary loss.......................................................       (0.18)     --           (0.34)
                                                                             ----------  ----------  ----------
  Net loss attributable to common stock....................................  $    (0.63) $    (0.95) $    (1.73)
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Weighted average shares outstanding........................................   7,326,748   7,382,471   9,624,226
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                            COMMON STOCK         ADDITIONAL
                                                      -------------------------   PAID-IN    ACCUMULATED
                                                         SHARES       AMOUNT      CAPITAL      DEFICIT       TOTAL
                                                      ------------  -----------  ----------  ------------  ----------
Balance, December 31, 1993..........................     7,274,248   $      73   $   69,468   $  (16,876)  $   52,665
  Common stock option activity......................         4,500      --               24       --               24
  Net loss..........................................       --           --           --           (4,650)      (4,650)
  Foreign currency translation adjustment...........       --           --           --              (97)         (97)
                                                      ------------       -----   ----------  ------------  ----------
Balance, December 31, 1994..........................     7,278,748          73       69,492      (21,623)      47,942
  Common stock option activity......................        73,365           1           62       --               63
  Warrants issued...................................       --           --            1,680       --            1,680
  Net loss..........................................       --           --           --           (7,026)      (7,026)
  Foreign currency translation adjustment...........       --           --           --               67           67
                                                      ------------       -----   ----------  ------------  ----------
Balance, December 31, 1995..........................     7,352,113          74       71,234      (28,582)      42,726
  Issuance of common stock..........................     3,680,000          36       44,599       --           44,635
  Common stock option activity......................        93,256           1           34       --               35
  Net loss..........................................       --           --           --          (16,610)     (16,610)
  Sale of interest in subsidiary....................       --           --            4,672       --            4,672
  Foreign currency translation adjustment...........       --           --           --               94           94
                                                      ------------       -----   ----------  ------------  ----------
Balance, December 31, 1996..........................    11,125,369   $     111   $  120,539   $  (45,098)  $   75,552
                                                      ------------       -----   ----------  ------------  ----------
                                                      ------------       -----   ----------  ------------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1994        1995        1996
                                                                                ----------  ----------  ----------
Operating activities:
  Net loss....................................................................  $   (4,650) $   (7,026) $  (16,610)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization.............................................      11,661      18,336      29,815
    Non-cash portion of extraordinary loss....................................       1,324      --             434
    Minority interest.........................................................      --          --             (16)
    Change in operating assets and liabilities:
      Accounts receivable.....................................................      (2,765)     (3,541)     (6,278)
      Prepaid expenses and other..............................................         139        (447)       (473)
      Accounts payable........................................................       5,735       6,205       1,864
      Accrued expenses and deferred revenue...................................         505       1,857       1,433
      Other...................................................................      --          --            (607)
                                                                                ----------  ----------  ----------
Net cash provided by operating activities.....................................      11,949      15,384       9,562
                                                                                ----------  ----------  ----------

Investing activities:
  Property and equipment additions............................................     (43,521)    (51,497)    (85,258)
  Proceeds from sale of interest in subsidiary................................      --          --           5,396
  Proceeds from certificates of deposit.......................................       2,008      --          --
                                                                                ----------  ----------  ----------
  Net cash used for investing activities......................................     (41,513)    (51,497)    (79,862)
                                                                                ----------  ----------  ----------

Financing activities:
  Proceeds from long-term debt................................................      28,000      33,630     151,514
  Debt issuance costs.........................................................        (462)     (1,348)     (7,969)
  Stock issuance costs........................................................      --          --            (477)
  Repayment of long-term debt.................................................      (6,000)        (89)    (33,607)
  Borrowings under revolving credit facility..................................       6,500      10,000      55,958
  Repayments of revolving credit facility.....................................      (6,500)    (10,000)    (55,958)
  Proceeds from issuance of common stock......................................      --          --          44,635
  Proceeds from issuance of warrants to purchase common stock.................      --           1,680      --
  Stock option activity.......................................................          14          63          35
                                                                                ----------  ----------  ----------
  Net cash provided by financing activities...................................      21,552      33,936     154,131
                                                                                ----------  ----------  ----------
  Effect of exchange rates on cash............................................          58         127          94
                                                                                ----------  ----------  ----------
  Increase (decrease) in cash and cash equivalents............................      (7,954)     (2,050)     83,925
  Cash and cash equivalents at beginning of period............................      12,256       4,302       2,252
                                                                                ----------  ----------  ----------
  Cash and cash equivalents at end of period..................................  $    4,302  $    2,252  $   86,177
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

Supplemental cash flow information:
  Cash paid for interest......................................................  $      836  $    3,341  $    7,870
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY

    LodgeNet Entertainment Corporation ("LodgeNet" or the "Company") and its wholly-owned Canadian subsidiary assemble, install and operate guest pay movie systems and provide satellite-delivered, free-to-guest programming, interactive games and multimedia entertainment, and guest information systems to the lodging industry, primarily in the United States and Canada. Through its majority-owned subsidiary, ResNet Communications, Inc. ("ResNet"), the Company installs and operates private cable television systems in multi-family residential properties nationwide. The operations of ResNet were not material to the consolidated results of operations for 1996.

    The Company's operating performance and outlook are strongly influenced by such factors as overall occupancy levels and economic conditions in the lodging industry, the number of lodging rooms equipped with the Company's systems, the popularity and availability of programming, and competitive factors.

    The rapid growth of the Company's businesses has and is expected to continue to require capital resources in excess of operating cash flows. While the Company's working capital, operating cash flows and its revolving credit facility are expected to be sufficient to fund its growth for 1997, the Company will likely, depending on its rate of growth, require additional growth capital in subsequent years.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company, its wholly-owned Canadian subsidiary, and ResNet Communications, Inc., which is majority-owned by the Company. All significant inter-company accounts and transactions have been eliminated in consolidation.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about certain matters and items. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements; and the reported amounts of revenues, expenses and costs during the reporting periods. The ultimate outcome of the matters and items may be different from the estimates and assumptions.

    CASH AND CASH EQUIVALENTS--Cash and cash equivalents are comprised of demand deposits and temporary investments in highly liquid securities having original maturities of 90 days or less.

    PROPERTY AND EQUIPMENT--Property and equipment is stated at cost, including certain payroll costs related to the installation of new systems. Repairs and maintenance costs, which do not significantly extend the useful lives of the respective assets, are charged to operations as incurred. Depreciation of guest pay and free-to-guest systems begins when such systems are installed and activated. Depreciation on other equipment begins when such equipment is placed in service. For financial reporting purposes, the Company does not assume a salvage value for any equipment, and depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the assets:

                                                                                        YEARS
                                                                                      ---------
Building............................................................................     19
Guest Pay systems:
  System components.................................................................   5 to 7
  In-room equipment.................................................................   3 to 5
Cable television equipment..........................................................   3 to 10
Free-to-guest systems...............................................................      5
Other equipment.....................................................................      5

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PRODUCT DEVELOPMENT--The Company has capitalized certain costs of developing software and other components of its guest pay and residential systems. The capitalization of these costs begins when a system's technological and commercial feasibility has been established and ends when such systems are available for use in guest pay or residential properties. Capitalized costs are reported at the lower of unamortized costs or net realizable value, and are amortized over the system's estimated useful life. Guest pay system development costs capitalized were $936,000, $1,480,000 and $1,616,000 during the years ended December 31, 1994, 1995 and 1996, respectively. Amortization of such costs was $344,000, $455,000 and $599,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

    DEBT ISSUANCE COSTS--Costs associated with the issuance of debt securities and with obtaining credit facilities are capitalized and amortized over the term of the related borrowing or facility. The Company capitalized $462,000, $1,348,000 and $7,969,000 of debt issuance costs during the years ended December 31, 1994, 1995 and 1996, respectively. Amortization of such costs was $203,000 in 1994, excluding $1,324,000 which was reflected as an extraordinary loss resulting from the early termination of a bank credit facility during 1994 (see
Note 10); $260,000 in 1995; and $564,000 in 1996, excluding $434,000 included in an extraordinary loss resulting from the early redemption of the Company's 9.95% and 10.35% Senior Notes (see Note 10). Accumulated amortization was $13,000, $273,000 and $1,271,000 at December 31, 1994, 1995 and 1996, respectively.

    LOSS PER SHARE COMPUTATION--The net loss per common share was computed using the weighted average shares outstanding during the periods and, when applicable, outstanding warrants and options.

    REVENUE RECOGNITION--Revenues and related costs are recognized when the services are rendered. The Company has obtained certain programming agreements which provide for the receipt of low-cost programming in the earlier years of such agreements. The Company's policy is to record the costs of such programming on a straight-line basis. At December 31, 1994, 1995 and 1996 the Company had recorded deferred revenues, relating to such agreements, of $1,654,000, $1,579,000 and $1,835,000, respectively. Such amounts represent reductions of programming costs in future years and are included in deferred revenues.

    FOREIGN CURRENCY TRANSLATION--The assets and liabilities of the Company's Canadian subsidiary were translated at year-end exchange rates. Income statement items were translated at average exchange rates during the periods.

    CONCENTRATION OF CREDIT RISKS AND CUSTOMER DATA--The Company has derived virtually all of its revenue from entities in the lodging industry, however, no individual customer accounted for as much as 10% of total revenue in any period presented in the accompanying consolidated statements of operations. The allowance for doubtful accounts was $410,000 and $785,000 at December 31, 1995 and 1996, respectively. The provision for doubtful accounts was $226,000 in 1994, $343,000 in 1995, and $922,000 in 1996.

    INCOME TAXES--The Company accounts for income taxes under the liability method, in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities. Measurement is based on enacted tax rates applicable to the periods in which such differences are expected to reverse.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts for items comprising current assets and current liabilities approximate fair value due to the short period to maturity of these items. The fair value of long-term debt instruments is estimated by reference to current yields to maturity on similar instruments

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) or quotes where available. The fair value of the warrants issued during 1995 was estimated using option valuation techniques.

    STOCK-BASED COMPENSATION--The Company measures compensation costs associated with its stock option plans in accordance with Accounting Principles Board Opinion No. 25, as permitted by Statement of Financial Accounting Standards No.
123. The effect of fair value based measurement of such costs on net loss and net loss per share, in accordance with Statement of Financial Accounting Standards No. 123, is disclosed on a pro forma basis.


    RECENTLY ISSUED ACCOUNTING STANDARDS--Statement of Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of," was adopted by the Company on January 1, 1996. The adoption did not have a material impact on the Company's financial position or results of operations.


    RECLASSIFICATIONS--Certain items in the consolidated financial statements have been reclassified to conform to 1996 classifications. Such reclassifications had no effect on previously reported consolidated statements of operations or stockholders' equity.

NOTE 3--PROPERTY AND EQUIPMENT, NET

    Property and equipment was comprised as follows at (in thousands of dollars):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1995        1996
                                                                        ----------  ----------
Land, building and equipment..........................................  $    8,976  $   15,914
Free-to-guest equipment...............................................       5,068       7,369
Cable television equipment............................................      --           5,291
Guest pay systems:
  Installed...........................................................     119,354     173,607
  System components...................................................      13,468      23,290
  Software costs......................................................       4,649       6,266
Building construction in progress.....................................      --           2,528
                                                                        ----------  ----------
    Total.............................................................     151,515     234,265
Less--depreciation and amortization...................................     (43,409)    (70,108)
                                                                        ----------  ----------
Property and equipment, net...........................................  $  108,106  $  164,157
                                                                        ----------  ----------
                                                                        ----------  ----------

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 4--LONG-TERM DEBT

    Long-term debt was comprised as follows at (in thousands of dollars):

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995        1996
                                                                         ---------  ----------
Unsecured Senior Notes due December 15, 2006
  10.25% interest payable semi-annually................................  $  --      $  150,000
Unsecured Senior Notes repaid in 1996:
  9.95% interest payable quarterly.....................................     28,000      --
  10.35% interest payable quarterly....................................      5,000      --
Unsecured Senior Notes due July 15, 2005:
  11.5% interest payable semi-annually.................................     30,000      30,000
  Less--unamortized discount...........................................     (1,599)     (1,384)
Other..................................................................        350       1,042
                                                                         ---------  ----------
                                                                            61,751     179,658
Less current maturities................................................     (4,254)       (425)
                                                                         ---------  ----------
                                                                         $  57,497  $  179,233
                                                                         ---------  ----------
                                                                         ---------  ----------

    Long-term debt has the following scheduled principal maturities for the years ended December 31 (in thousands of dollars): 1997--$425; 1998--$380; 1999--$221; 2000--$16; 2001--$6,000; thereafter-- $172,616.

    10.25% SENIOR NOTES--On December 19, 1996, the Company issued $150 million, principal amount, of unsecured 10.25% Senior Notes (the "Notes") in a private offering. The proceeds of the Notes, which were issued at par, after placement fees and offering expenses, were approximately $143.2 million. Approximately $31.7 million of such proceeds were used to redeem the outstanding principal amounts of the 9.95% and 10.35% Senior Notes, $24.5 million and $4.4 million, respectively, plus a make-whole premium, resulting from their early redemption, of approximately $2.8 million. Approximately $20.4 million of the proceeds was used to prepay all outstanding amounts under the Company's revolving credit facility. The remaining proceeds of approximately $91.1 million, were invested in highly liquid, interest-bearing securities pending their use for funding capital expenditures to expand the Company's businesses.

    The Notes were issued to qualified institutional buyers or other accredited investors pursuant to a registration rights agreement under which the Company is obligated to either (i) consummate an exchange offer pursuant to an effective registration statement or (ii) cause resales of the Notes to be registered pursuant to an effective shelf registration. If one such registration event does not occur within 180 days of the initial sale, the interest rate on the Notes will increase by 0.5% per year, and if one such registration event does not occur within nine months of the initial sale the interest rate on the Notes will increase by an additional 0.5% per year.

    The Notes are unsecured, rank pari passu in right of payment with future unsubordinated unsecured indebtedness and rank senior in right of payment to all subordinated indebtedness of the Company. The Notes contain covenants which restrict the ability of the Company to incur additional indebtedness, create liens, pay dividends or make certain distributions in respect of its common stock, redeem capital stock, issue or sell stock of subsidiaries in certain circumstances, effect certain business combinations, and effect certain transactions with affiliates or stockholders.

    The Notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 2001, initially at 105.125% of their principal amount (plus accrued and unpaid interest) declining

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 4--LONG-TERM DEBT (CONTINUED)
ratably to 100% of their principal amount (plus accrued and unpaid interest) on or after December 15, 2003. In addition, at any time prior to December 15, 1999, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more public equity offerings.

    9.95% AND 10.35% SENIOR NOTES--On September 15, 1994, the Company sold $28 million principal amount of 9.95% Senior Notes in a private transaction with three insurance companies. The 9.95% Senior Notes were issued at par and mature on August 1, 2003. Proceeds from the sale of the 9.95% Senior Notes, after issuance expenses, were approximately $27.6 million and such proceeds were used to repay previous borrowings and to provide approximately $15.1 million of capital for the continuing growth of the Company's guest pay services business. On April 13, 1995, the Company and the holders of the Company's 9.95% Senior Notes amended the Note Purchase Agreement governing such 9.95% Senior Notes and concurrently the Company issued $5 million principal amount of 10.35% Senior Notes, under the Note Purchase Agreement, in a private placement to certain holders of the Company's 9.95% Senior Notes. Proceeds from the issue, after issuance related expenses, were approximately $4.9 million, and were used to repay previous borrowings and for expansion of the Company's guest pay services business. The 9.95% and 10.35% Senior Notes were redeemed as part of the refinancing in which the 10.25% Senior Notes were issued in 1996.

    11.5% SENIOR NOTES--During 1995, the Company issued $30 million principal amount of 11.5% Senior Subordinated Notes due July 15, 2005 (the "Subordinated Notes") to three insurance companies in two separate private placements. Mandatory annual principal payments of $6 million commence July 15, 2001. Proceeds from the issuance of the Subordinated Notes, net of original issue discount and issuance-related expenses, were approximately $27.3 million and were used (i) to repay previous borrowings and (ii) to provide funding for capital expenditures to expand the Company's guest pay services business. The Company issued a total of 480,000 warrants (see Note 9) to purchase common stock of the Company in connection with the issuance of the Subordinated Notes and the value of the warrants, $1.68 million, was recorded in stockholders' equity and shown as a discount on the Subordinated Notes. As part of the refinancing transaction in which the 10.25% Senior Notes were issued, the holders of the Subordinated Notes adopted the covenants and ranking of the 10.25% Senior Notes.

    At December 31, 1995 and 1996, the estimated fair value of the 11.5% Senior Notes was approximately $31.5 and $29.2 million, respectively. The fair value of the 10.25% Senior Notes at December 31, 1996 approximated their carrying value.

NOTE 5--REVOLVING CREDIT FACILITY

    On December 19, 1996 the Company amended and restated its revolving credit facility with National Westminster Bank Plc, as Agent ("NatWest"), to provide for an increase in the total lending commitments under the facility from $60 million to $100 million. The amended facility is secured by (i) a first priority security interest in all of the Company's and certain of its subsidiaries tangible and intangible assets, and (ii) a guarantee by ResNet of all amounts advanced to it by the Company. Amounts outstanding under the amended facility bear interest at either (i) LIBOR (London Inter Bank Offered Rate) plus from 1.25% to 2.00% or (ii) the greater of (a) the NatWest Prime Rate plus from .25% to 1.00% or (b) the federal funds rate plus from .75% to 1.50%; depending on the Company's total leverage, as defined in the agreement. At December 31, 1996, the applicable interest rate on the amended facility would have been 9.875%.

    The commitment under the amended facility may be increased to $175 million, subject to the consent of NatWest, but is subject to a scheduled reduction of 15% beginning in December 1998 and annually

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 5--REVOLVING CREDIT FACILITY (CONTINUED) thereafter as follows: December 1999--20%; December 2000--20%; December 2001--20%; and December 2002--25%. The amended facility provides for the issuance of Letters of Credit, subject to customary terms and conditions; and includes terms and conditions which require the maintenance of certain financial ratios, limit the incurrence of additional indebtedness, limit the incurrence of certain liens, limit certain payments or distributions in respect of the Common Stock, and provide for acceleration of principal repayment in certain circumstances. As of December 31, 1996, the Company had outstanding Standby Letters of Credit of $1.2 million, there were no amounts outstanding under the amended facility, and the Company was in compliance with all covenants, terms and conditions of the amended facility.

NOTE 6--COMMITMENTS AND CONTINGENCIES

    PROGRAMMING AGREEMENTS--The Company, through programming agreements, provides guest pay and free-to-guest programming services to the lodging and multi-family residential unit industries. These agreements provide that the Company receives monthly revenue for such services. Such agreements contain various restrictions, including default and termination procedures, and generally range from five to seven years in duration. The Company has also entered into agreements with certain networks and studios which provide their programs for redistribution. Under these agreements, the Company pays fees which are based on revenue generated, or on rate schedules based on the number of sites under license by the Company. The agreements contain various restrictions, including default and termination procedures, and generally range from three to five years in duration.

    SIGNAL CARRIAGE AGREEMENT--The Company and PRIMESTAR Partners, L.P. have entered into a Signal Carriage Agreement (the "Agreement") under which, in exchange for exclusive distribution of satellite-delivered free-to-guest programming to the lodging industry, the Company agreed to share certain operating cash flows, as defined in the agreement, with PRIMESTAR Partners, L.P. The Agreement has an initial term of 15 years and includes various restrictions, including default and termination provisions.

    PURCHASE COMMITMENTS--In connection with the agreements in which the Company sold an equity interest in ResNet to TCI Satellite (see Note 11), the Company agreed to purchase $5.4 million of satellite receiving equipment from TCI Satellite. The Company has other purchase commitments, in the ordinary course of business, none of which are expected to result in losses.

    OPERATING LEASES--The Company has entered into certain operating leases, which at December 31, 1996 require future minimum lease payments, as follows (in thousands of dollars): 1997--$339; 1998-- $135; 1999--$119; 2000 and thereafter--$132.

    LITIGATION--On February 16, 1995, On Command Corporation filed a lawsuit in Federal District Court for the Northern District of California asserting patent infringement by the Company relating to its on-demand video system. The complaint requests an unspecified amount of damages and injunctive relief. The Company filed an answer and counterclaim to the lawsuit on April 17, 1995, denying the claims, asserting affirmative defenses and asserting a counterclaim for declaratory relief. The Company is currently engaged in litigation with respect to this matter and trial is expected to begin on September 29, 1997. Based on the advice of special patent counsel and technical experts retained by the Company, as well as the Company's independent analysis, the Company believes that the claims of infringement are unfounded. The Company has and will continue to vigorously defend itself in this matter. Patent litigation is especially complex, both as to the factual allegations and the legal interpretation of patent claim language, which makes such lawsuits difficult to assess with certainty. While the Company and its patent counsel believe that the Company has a number of defenses available which, if properly considered, would eliminate or minimize any liability for the Company, an unexpected unfavorable resolution, depending on

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 6--COMMITMENTS AND CONTINGENCIES (CONTINUED) the amount and timing, could adversely affect the Company. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that the ultimate disposition of this matter will not have a material adverse effect on the Company's financial position or results of operations.

    The Company is subject to other litigation arising in the ordinary course of its businesses. As of the date hereof, in the opinion of management, the resolution of such other litigation will not have a material adverse effect on the Company's financial position or results of operations.

    CONSTRUCTION COMMITMENTS--In June 1996, the Company acquired approximately
22.6 acres of land in Sioux Falls, South Dakota for approximately $339,000; and in September 1996, entered into a contract for construction of a National Headquarters and Distribution Center. Approximately $2.5 million had been expended under the construction contract as of December 31, 1996. The completed cost of the new facility is estimated to be approximately $15.0 million, and the new facility is expected to be ready for occupancy during the third quarter of 1997.

NOTE 7--STOCKHOLDERS' EQUITY

    PREFERRED STOCK--There are 5,000,000 shares of preferred stock, $.01 par value, authorized by the Company's certificate of incorporation, of which none were outstanding at December 31, 1995 and 1996. The Board of Directors may authorize the issuance of preferred stock, $.01 par value, in one or more series and with rights and privileges for each issue as determined by the Board of Directors.

    COMMON STOCK--On May 23, 1996, the Company sold 3,200,000 shares of common stock at $13.00 per share in a public offering. On June 10, 1996 the Company sold an additional 480,000 shares of common stock, representing the underwriters' exercise of their over-allotment option in accordance with the underwriting agreement. Net proceeds from these issuances, after underwriters' commissions and other offering-related expenses, were approximately $44.6 million. Such proceeds were used to repay borrowings under the Company's revolving credit facility, approximately $25.9 million, and to provide capital for the expansion of the Company's lodging and residential businesses.

NOTE 8--STOCK OPTION PLANS

    The Company has stock options plans which provide for the granting of up to 1,926,792 non-qualified or incentive stock options on the Company's common stock. Certain officers, directors and key employees have been granted options to purchase common stock of the company under these plans. Options become exercisable in accordance with vesting schedules determined by a committee of the Board of Directors, and generally expire ten years after date of grant. No options had expired as of December 31, 1996 and outstanding options expire through 2006. The following is a summary of the stock option activity for the years ending December 31:

                                                                  1995                           1996
                                                      -----------------------------  -----------------------------
                                                      NUMBER OF   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
                                                        SHARES     EXERCISE PRICE      SHARES     EXERCISE PRICE
                                                      ----------  -----------------  ----------  -----------------
Beginning of year...................................   1,058,291      $    2.30       1,318,426      $    4.21
Granted.............................................     336,000      $    9.40         239,000      $   12.66
Exercised...........................................     (73,365)     $    0.35         (93,256)     $    0.62
Forfeited or canceled...............................      (2,500)     $    8.85         (12,500)     $    8.51
                                                      ----------                     ----------
End of year.........................................   1,318,426      $    4.21       1,451,670      $    5.79
                                                      ----------                     ----------
                                                      ----------                     ----------
Exercisable at end of year..........................     894,010      $    1.64         907,671      $    2.66
                                                      ----------                     ----------
                                                      ----------                     ----------

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 8--STOCK OPTION PLANS (CONTINUED)
    The following is a summary of stock options outstanding as of December 31, 1996:

                                    OUTSTANDING OPTIONS
                    ----------------------------------------------------      EXERCISABLE OPTIONS
                                  WEIGHTED AVERAGE                        ----------------------------
     EXERCISE                      REMAINING TERM      WEIGHTED AVERAGE              WEIGHTED AVERAGE
   PRICE RANGE        NUMBER          IN YEARS          EXERCISE PRICE     NUMBER     EXERCISE PRICE
------------------  ----------  ---------------------  -----------------  ---------  -----------------
  $0.23 to $0.46       513,649              6.8            $    0.38        513,649      $    0.38
  $2.77 to $3.23       244,522              6.6            $    2.90        244,522      $    2.90
  $7.00 to $9.55       220,999              8.0            $    8.29         80,250      $    8.68
 $10.78 to $14.75      472,500              9.0            $   12.00         69,250      $   11.75
                    ----------                                            ---------
                     1,451,670              7.6            $    5.79        907,671      $    2.66
                    ----------                                            ---------
                    ----------                                            ---------

    The weighted average "fair value" of options granted during the year ended December 31 was as follows:

                                                                                 1995       1996
                                                                               ---------  ---------
Weighted average fair value per option granted...............................  $    4.47  $    6.01
                                                                               ---------  ---------
                                                                               ---------  ---------

    The "fair value" of each option granted was estimated as of the grant date using the Black-Scholes option valuation model. The following assumptions were made in estimating fair value: (i) dividend yield-- none, (ii) weighted average risk-free interest rate--6.4%, (iii) weighted average expected life--5.0 years, and (iv) weighted average expected volatility--44.0%.

    The Company accounts for its stock option compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, because the Company's stock option plans are fixed plans, no compensation cost has been charged to operations for any period presented. Had compensation cost been determined in accordance with Statement of Financial Accounting Standards No. 123, net loss before extraordinary loss and net loss would have been increased, and the effect of such increases, reflected on those items on a pro forma basis, would have been as follows (in thousands of dollars, except per share amounts):

                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                          ---------------------
                                                                            1995        1996
                                                                          ---------  ----------
Pro Forma:
  Loss before extraordinary loss........................................  $  (8,526) $  (14,794)
  Net loss..............................................................     (8,526)    (18,047)

Per common share:
  Loss before extraordinary loss........................................  $   (1.15) $    (1.54)
  Net loss..............................................................      (1.15)      (1.88)

NOTE 9--WARRANTS

    In connection with the Company's initial public offering in 1993, the Company issued warrants to purchase 75,000 shares of common stock of the Company to the underwriters. The exercise price of such warrants is $16.20 and the warrants expire on October 14, 1998.

    In connection with the 1995 issuance of the 11.5% Senior Notes (see Note 4), the Company issued a total of 480,000 warrants to purchase common stock of the Company. Each warrant entitles the holder to

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 9--WARRANTS (CONTINUED)
purchase one share of common stock at an exercise price of $7.00 per share. The warrants include demand registration rights and anti-dilution provisions, and such warrants expire on July 15, 2005. The portion of the proceeds from the 1995 debt issuance deemed attributable to the warrants was recorded as additional paid-in capital.

NOTE 10--EXTRAORDINARY LOSS

    In connection with the issuance of its unsecured, 9.95% Senior Notes during 1994, the Company terminated its then bank credit facility, which had been secured by all of the Company's assets. As a consequence of the early termination of this facility, the Company wrote off related, unamortized debt issuance costs of $1,324,000.

    Concurrently with the issuance of its 10.25% Senior Notes in 1996, the Company redeemed its 9.95% and 10.35% Senior Notes due August 15, 2003. As a consequence of the early redemption of the 9.95% and 10.35% Senior Notes, the Company incurred a make-whole premium of $2,819,000 and wrote off related, unamortized debt issuance costs of $434,000.

NOTE 11--SALE OF EQUITY INTEREST IN SUBSIDIARY

    On October 21, 1996, the Company and its subsidiary, ResNet, entered into agreements with TCI Satellite Entertainment, Inc. ("TCI Satellite") under which ResNet sold a 4.99% equity interest in ResNet to TCI Satellite in exchange for $5.4 million in cash. The proceeds related to the change in equity interest were in excess of the Company's carrying value for its investment, and such excess, approximately $4.7 million after transaction expenses, was reflected as a credit to paid-in capital. Pursuant to a signal carriage agreement, TCI Satellite has agreed to provide ResNet with nationwide access to certain satellite programming signals.


    In addition to the aforementioned cash investment, TCI Satellite agreed to advance up to $34.6 million to ResNet during the five year period ending October 21, 2001, under a convertible note agreement (the "Convertible Note"). The Convertible Note matures on October 21, 2001, subject to a one-year extension at the election of ResNet, and on that date is subject to mandatory conversion into a maximum 32.0% equity interest in ResNet. The Convertible Note is unsecured, is not subject to prepayment, has no recourse to the Company, and is subordinated to all present and future borrowings by the Company to the extent that the proceeds thereof are advanced to ResNet. Further, the Convertible Note is subordinated to inter-company loans or advances to ResNet by the Company. Interest accrues (generally at TCI Satellite's average borrowing rate) on amounts outstanding under the Convertible Note, but such interest is not paid in cash and does not increase the equity interest into which the Convertible Note will be mandatorily converted. Such interest accrues only until maturity or such time as the balance of outstanding principal and accrued interest is $34.6 million, whichever is sooner. The proceeds of the Convertible Note will be distributed in satellite receiving equipment from TCI Satellite. The Company, ResNet and TCI Satellite have agreed that all amounts advanced by the Company to ResNet shall be in accordance with an inter-company promissory note, which shall bear interest.

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 11--SALE OF EQUITY INTEREST IN SUBSIDIARY (CONTINUED)

    In connection with the aforementioned agreements, the Company has granted TCI Satellite an option to acquire an additional 13.01% equity interest in ResNet, first exercisable 60 days following October 21, 1999. Such option is to be exercised in exchange for an additional cash investment in ResNet based on ResNet's then fair market value. Such option will expire, subject to certain limitations, coincident with the maturity of the Convertible Note.

    LIQUIDATION PREFERENCE--The Company, ResNet and TCI Satellite have agreed that in the event of a sale of ResNet, or a sale of substantially all of the assets of ResNet, that (i) repayment of any inter-company loans or advances by the Company to ResNet shall have preference to any other distribution, (ii) that after repayment of such advances, that TCI Satellite shall be entitled to a preferential return of its aggregate investment in ResNet and (iii) that after the repayment of amounts in accordance with items (i) and (ii), that any further distribution shall be determined on a per-share basis.

NOTE 12--INCOME TAXES

    The provisions for income taxes consisted of State income taxes. The Company and its subsidiaries file separate federal income tax returns. At December 31, 1996, the Company had net operating loss carry-forwards in excess of $54 million for Federal income tax purposes. Such carry-forwards expire through 2011, and Federal tax regulations limit the availability and timing of usage of carry-forwards. Significant components of the Company's deferred tax liabilities and assets were as follows at (in thousands of dollars):

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995        1996
                                                                         ---------  ----------
Deferred tax liabilities:
  Tax over book depreciation...........................................  $   3,777  $    9,899
Deferred tax assets:
  Net operating loss carry-forwards....................................      9,939      18,502
  Deferred programming.................................................        540         624
  Other................................................................        345       1,135
                                                                         ---------  ----------
                                                                            10,824      20,261
  Valuation allowance..................................................     (7,047)    (10,362)
                                                                         ---------  ----------
                                                                             3,777       9,899
                                                                         ---------  ----------
Net deferred taxes.....................................................  $  --      $   --
                                                                         ---------  ----------
                                                                         ---------  ----------

    The Company established the valuation allowance for deferred tax assets after considering its historical financial performance, existing deferred tax liabilities, and certain information about future years.

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 13--ACCRUED EXPENSES

    Accrued expenses were comprised as follows at (in thousands of dollars):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1995       1996
                                                                             ---------  ---------
Accrued taxes..............................................................  $     702  $     523
Accrued compensation.......................................................      1,277      1,953
Accrued interest...........................................................      1,748      2,120
Other......................................................................         18     --
                                                                             ---------  ---------
                                                                             $   3,745  $   4,596
                                                                             ---------  ---------
                                                                             ---------  ---------

NOTE 14--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following selected quarterly financial data are in thousands of dollars, except per share data:

                                                                 QUARTER     QUARTER      QUARTER       QUARTER
                                                                 ENDING      ENDING       ENDING         ENDING
                                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,
                                                               -----------  ---------  -------------  ------------
For 1995:
  Total revenue..............................................   $  13,392   $  14,581    $  17,414     $   17,826
  Gross profit...............................................       7,222       8,023        9,484          9,574
  Loss before extraordinary loss.............................      (1,480)     (1,443)      (1,292)        (2,811)
  Net loss...................................................      (1,480)     (1,443)      (1,292)        (2,811)
  Per common share (1):
    Loss before extraordinary loss...........................   $   (0.20)  $   (0.19)   $   (0.17)    $    (0.38)
    Net loss.................................................       (0.20)      (0.19)       (0.17)         (0.38)

For 1996:
  Total revenue..............................................   $  20,368   $  23,202    $  27,116     $   27,035
  Gross profit...............................................      11,254      12,780       14,425         14,883
  Loss before extraordinary loss.............................      (2,873)     (3,395)      (1,857)        (5,232)
  Net loss...................................................      (2,873)     (3,395)      (1,857)        (8,485)
  Per common share (1):
    Loss before extraordinary loss...........................   $   (0.39)  $   (0.38)   $   (0.17)    $     (.47)
    Net loss (2).............................................       (0.39)      (0.38)       (0.17)          (.76)

------------------------

(1) Per share amounts are computed independently for each of the quarters presented. Therefore, the sum of such amounts will not equal the total for the year.

(2) The results of the quarter ended December 31, 1996 included an extraordinary loss of approximately $3.3 million relating to the early retirement of debt (see Note 10).

NOTE 15--EVENT SUBSEQUENT TO DECEMBER 31, 1996

    On February 28, 1997, the Board of Directors of the Company authorized and adopted a Stockholder Rights Plan. Pursuant to the Rights Plan, the Board of Directors declared a dividend distribution of one "Right" for each outstanding share of common stock, par value $.01, of the Company to stockholders of record at the close of business on March 10, 1997.

    Initially, the Rights will be attached to all common stock certificates and no separate Rights certificates will be distributed. The Rights will separate from the common stock and be distributed upon

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 15--EVENT SUBSEQUENT TO DECEMBER 31, 1996 (CONTINUED) the occasion of (i) a public announcement that a person, group or entity has acquired or obtained the right to acquire 15% or more of the common stock of the Company or (ii) ten days following the commencement of, or an announcement of the intention to make, a tender or exchange offer which would result in a person, group or entity becoming the holder of 15% or more of the Company's common stock. The Rights are not exercisable until distributed.

    In general, each Right, when exercisable, initially entitles the registered holder to purchase from the Company one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, par value $.01, at a price of $60.00 per share. In certain other events, after the Rights have become exercisable, each Right entitles the holder to purchase for $60.00 an amount of common stock of the Company, or in certain circumstances securities of the acquirer, having a then-current market value of two times the exercise price of the Right. The Rights include anti-dilution provisions in the event of a stock dividend, split-up or reclassification of the common stock. The preferred stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other issue of preferred stock the Company might issue, and will include dividend and liquidation preferences. No stockholder privileges attach to the Rights until exercised.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE EXCHANGE NOTES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Summary........................................          5
Risk Factors...................................         16
The Exchange Offer.............................         23
Use of Proceeds................................         32
Capitalization.................................         33
Selected Consolidated Financial and Other
  Data.........................................         34
Management's Discussion and Analysis of
  Financial Conditions and Results of
  Operations...................................         36
Business.......................................         47
Management.....................................         67
Principal Stockholders.........................         73
Certain Transactions...........................         74
Credit Arrangements of the Company.............         75
Description of the Notes.......................         77
Certain Federal Income Tax Consequences........        102
Plan of Distribution...........................        102
Legal Matters..................................        103
Experts........................................        103
Available Information..........................        103
Index to Consolidated Financial Statements.....        F-1


                                     [LOGO]

                               OFFER TO EXCHANGE

                         10 1/4% SENIOR NOTES DUE 2006

                                      FOR

                         10 1/4% SENIOR NOTES DUE 2006
                           WHICH HAVE BEEN REGISTERED
                        UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                                          , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article Seven of the Registrant's Certificate of Incorporation (Exhibit 3.1 hereto) provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS


  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  ----------------------------------------------------------------------------------------------
       1.1   Placement Agreement (The annex and exhibits have been omitted but a copy will be furnished to the Commission upon request) (9)

       3.1   Certificate of Incorporation, as amended (8)

       3.2   Bylaws of the Registrant, as amended (1)

       4.1   Registration Rights Agreement dated as of December 16, 1996, between LodgeNet Entertainment
               Corporation and Morgan Stanley & Co. Incorporated, NatWest Capital Markets Limited and
               Montgomery Securities (8)

       4.2   Indenture dated as of December 19, 1996, between LodgeNet Entertainment Corporation and Marine
               Midland Bank, as Trustee, including the form of Senior Note (8)

       4.3   Form of Senior Notes (included in Exhibit 4.2) (9)

       5.1   Opinion of Pillsbury Madison & Sutro LLP

      10.1   Form of Employment Agreement between the Company and each of Tim C. Flynn and Scott C.
               Petersen (1)

      10.2   Form of Agreement between the Company and each of David M. Bankers, John M. O'Haugherty,
               Douglas D. Truckenmiller and Steven D. Truckenmiller (1)

      10.3   LodgeNet Entertainment Corporation 1993 Stock Option Plan (as amended and restated effective
               August 15, 1996) (8)

      10.4   Office and Building Lease dated December 9, 1991, regarding principal office of the Company
               (1)

      10.5   Agreement to Extend Lease dated November 6, 1996, regarding Office and Building Lease dated
               December 9, 1991 (8)

      10.6   License Agreement dated May 2, 1993 between Nintendo of America, Inc. and LodgeNet
               Entertainment Corporation (2)

      10.7   Stock Option Agreements dated as of February 29, 1988 between the Company and Tim C. Flynn, as extended by Extension Agreement dated as of July 15, 1991 (2)

  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  ----------------------------------------------------------------------------------------------
      10.8   Stock Option Agreements dated as of February 29, 1988 between the Company and Scott C.
               Petersen, as extended by Extension Agreement dated as of July 15, 1991 (2)

      10.9   Stock Option Agreement dated as of December 31, 1992 between the Company and John M.
               O'Haugherty (2)

      10.10  Stock Option Agreement dated as of December 31, 1992 between the Company and David M. Bankers
               (2)

      10.11  Form of Stock Option Agreement for Non-Employee Directors (3)

      10.12  Form of Incentive Stock Option Agreement for Key Employees (3)

      10.13  Securities Purchase Agreement by and between LodgeNet Entertainment Corporation, John Hancock
               Mutual Life Insurance Company, Connecticut Mutual Life Insurance Company and CMA Life
               Insurance Company, dated as of August 9, 1995 (4)

      10.14  Amendment to Securities Purchase Agreement, dated as of December 19, 1996 (8)

      10.15  Form of Executive Severance Agreement between the Company and each of Tim C. Flynn, Scott C.
               Petersen, Jeffrey T. Weisner, John M. O'Haugherty, David M. Bankers, Douglas D.
               Truckenmiller, Steven D. Truckenmiller and Eric R. Jacobsen; all dated as of July 25, 1995
               (5)

     +10.16  Video Services Agreement by and among GE Capital-ResCom, L.P. and ResNet Communications, Inc.
               and LodgeNet Entertainment Corporation dated as of February 9, 1996 (6)

      10.17  Amended and Restated Loan Agreement by and among LodgeNet Entertainment Corporation, the Banks
               Signatory Thereto, National Westminster Bank Plc, as Agent for such Banks, and National
               Westminster Bank of Canada, as an Issuing Bank, dated December 19, 1996 (8)

      10.18  Equipment Sales Agreement between ResNet Communications, Inc. and TCI Satellite Entertainment,
               Inc., dated as of October 21, 1996 (7)

      10.19  Subordinated Convertible Term Loan Agreement between Resnet Communications, Inc. and TCI
               Satellite Entertainment, Inc., dated as of October 21, 1996 (7)

      10.20  Option Agreement between Resnet Communications, Inc. and TCI Satellite Entertainment, Inc.,
               dated as of October 21, 1996 (7)

      10.21  Standstill Agreement between Lodgenet Entertainment Corporation and TCI Satellite
               Entertainment, Inc., dated as of October 21, 1996 (7)

      10.22  Stockholders' Agreement between Lodgenet Entertainment Corporation and TCI Satellite
               Entertainment, Inc., dated as of October 21, 1996 (7)

      10.23  Subscription Agreement between Resnet Communications, Inc. and TCI Satellite Entertainment,
               Inc., dated as of October 21, 1996 (7)

      10.24  First Amendment, dated October 17, 1996, to License Agreement between Nintendo of America,
               Inc. and Lodgenet Entertainment Corporation (8)

      11.1   Statement of computation of earnings per share (8)

      12.1   Statement of computation of ratios (8)

      21.1   Subsidiaries of the Company (8)

  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  ----------------------------------------------------------------------------------------------
      23.1   Consent of Independent Public Accountants

      23.2   Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this
               Registration Statement)

      24.1   Power of Attorney (included on page II-7) (9)

      25.1   Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of Marine Midland
               Bank (9)

      27.1   Schedule of Financial Data for LodgeNet Entertainment Corporation and Subsidiaries (8)

      99.1   Form of Letter of Transmittal (9)

      99.2   Form of Exchange Agent Agreement (9)

      99.3   Form of Guaranteed Delivery Procedures (9)


------------------------


 + Confidential treatment has been requested with respect to certain portions of this agreement.


(1) Incorporated by Reference to the Company's Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission, September 24, 1993.

(2) Incorporated by Reference to the Company's Amendment No. 2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission, October 13, 1993.

(3) Incorporated by Reference to the Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the Securities and Exchange Commission, March 25, 1994.

(4) Incorporated by Reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as filed with the Securities and Exchange Commission, August 14, 1995.

(5) Incorporated by Reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, as filed with the Securities and Exchange Commission, November 14, 1995.

(6) Incorporated by Reference to the Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, April 1, 1996.

(7) Incorporated by Reference to TCI Satellite Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form 10 as filed with the Securities and Exchange Commission, October 29, 1996.

(8) Incorporated by Reference to the Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, March 18, 1997.


(9) Incorporated by Reference to the same exhibit number to Registrant's Form S-4 Registration Statement, File No. 333-23629.


    (B) FINANCIAL STATEMENT SCHEDULES

        Schedule II--Valuation and Qualifying Accounts

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To LodgeNet Entertainment Corporation:

    We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in this registration statement, and have issued our report thereon dated February 28, 1997. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The following schedule is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 28, 1997

              LODGENET ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                      ADDITIONS
                                                         BALANCE     CHARGED TO      CHARGED                       BALANCE
                                                        BEGINNING     COSTS AND     TO OTHER                       END OF
CLASSIFICATION                                          OF PERIOD     EXPENSES      EXPENSES    DEDUCTIONS (1)     PERIOD
-----------------------------------------------------  -----------  -------------  -----------  ---------------  -----------
Year Ended December 31, 1994:
  Allowance for doubtful accounts....................   $     179     $     226     $  --          $     177      $     228
                                                            -----         -----         -----          -----          -----
                                                            -----         -----         -----          -----          -----
Year Ended December 31, 1995:
  Allowance for doubtful accounts....................   $     228     $     343     $  --          $     161      $     410
                                                            -----         -----         -----          -----          -----
                                                            -----         -----         -----          -----          -----
Year Ended December 31, 1996:
  Allowance for doubtful accounts....................   $     410     $     922     $  --          $     547      $     785
                                                            -----         -----         -----          -----          -----
                                                            -----         -----         -----          -----          -----

------------------------

(1) --All deductions from reserves were for the purposes for which such reserves were created.

    Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

ITEM 22. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents, filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sioux Falls, State of South Dakota, on the 7th day of April, 1997.


                                LODGENET ENTERTAINMENT CORPORATION

                                By             /s/ SCOTT C. PETERSEN
                                     ------------------------------------------
                                                 Scott C. Petersen
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF OPERATING OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                  NAME                                TITLE                       DATE
----------------------------------------  ------------------------------  --------------------

           * /s/ TIM C. FLYNN             President and Chief Executive
  ------------------------------------      Officer (Principal Executive     April 7, 1997
              Tim C. Flynn                  Officer) and Director

        * /s/ JEFFREY T. WEISNER          Vice President--Finance
  ------------------------------------      (Principal Financial and         April 7, 1997
           Jeffrey T. Weisner               Accounting Officer)

           * /s/ DAVID AUSTAD
  ------------------------------------    Director                           April 7, 1997
              David Austad

       * /s/ LAWRENCE FLINN, JR.
  ------------------------------------    Director                           April 7, 1997
          Lawrence Flinn, Jr.

        * /s/ RICHARD R. HYLLAND
  ------------------------------------    Director                           April 7, 1997
           Richard R. Hylland

         * /s/ R.F. LEYENDECKER
  ------------------------------------    Director                           April 7, 1997
            R.F. Leyendecker

         /s/ SCOTT C. PETERSEN
  ------------------------------------    Director                           April 7, 1997
           Scott C. Petersen

        *By        /s/ Scott C. Petersen
        --------------------------------
                       Scott C. Petersen
                        Attorney-in-fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Placement Agreement (The annex and exhibits have been omitted but a copy will be furnished to the
               Commission upon request.)(9)

       3.1   Certificate of Incorporation, as amended (8)

       3.2   Bylaws of the Registrant, as amended (1)

       4.1   Registration Rights Agreement dated as of December 16, 1996, between LodgeNet Entertainment Corporation and Morgan Stanley & Co. Incorporated, NatWest Capital Markets Limited and Montgomery Securities (8)

       4.2   Indenture dated as of December 19, 1996, between LodgeNet Entertainment Corporation and Marine Midland
               Bank, as Trustee, including the form of Senior Note (8)

       4.3   Form of Senior Notes (included in Exhibit 4.2) (9)

       5.1   Opinion of Pillsbury Madison & Sutro LLP

      10.1   Form of Employment Agreement between the Company and each of Tim C. Flynn and Scott C. Petersen (1)

      10.2   Form of Agreement between the Company and each of David M. Bankers, John M. O'Haugherty, Douglas D.
               Truckenmiller and Steven D. Truckenmiller (1)

      10.3   LodgeNet Entertainment Corporation 1993 Stock Option Plan (as amended and restated effective August 15,
               1996) (8)

      10.4   Office and Building Lease dated December 9, 1991, regarding principal office of the Company (1)

      10.5   Agreement to Extend Lease dated November 6, 1996, regarding Office and Building Lease dated December 9,
               1991 (8)

      10.6   License Agreement dated May 2, 1993 between Nintendo of America, Inc. and LodgeNet Entertainment
               Corporation (2)

      10.7   Stock Option Agreements dated as of February 29, 1988 between the Company and Tim C. Flynn, as extended by Extension Agreement dated as of July 15, 1991 (2)

      10.8   Stock Option Agreements dated as of February 29, 1988 between the Company and Scott C. Petersen, as extended by Extension Agreement dated as of July 15, 1991 (2)

      10.9   Stock Option Agreement dated as of December 31, 1992 between the Company and John M. O'Haugherty (2)

      10.10  Stock Option Agreement dated as of December 31, 1992 between the Company and David M. Bankers (2)

      10.11  Form of Stock Option Agreement for Non-Employee Directors (3)

      10.12  Form of Incentive Stock Option Agreement for Key Employees (3)

      10.13  Securities Purchase Agreement by and between LodgeNet Entertainment Corporation, John Hancock Mutual
               Life Insurance Company, Connecticut Mutual Life Insurance Company and CMA Life Insurance Company,
               dated as of August 9, 1995 (4)

      10.14  Amendment to Securities Purchase Agreement, dated as of December 19, 1996 (8)

      10.15  Form of Executive Severance Agreement between the Company and each of Tim C. Flynn, Scott C. Petersen,
               Jeffrey T. Weisner, John M. O'Haugherty, David M. Bankers, Douglas D. Truckenmiller, Steven D.
               Truckenmiller and Eric R. Jacobsen; all dated as of July 25, 1995 (5)

  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
     +10.16  Video Services Agreement by and among GE Capital-ResCom, L.P. and ResNet Communications, Inc. and
               LodgeNet Entertainment Corporation dated as of February 9, 1996 (6)

      10.17  Amended and Restated Loan Agreement by and among LodgeNet Entertainment Corporation, the Banks Signatory
               Thereto, National Westminster Bank Plc, as Agent for such Banks, and National Westminster Bank of
               Canada, as an Issuing Bank, dated December 19, 1996 (8)

      10.18  Equipment Sales Agreement between ResNet Communications, Inc. and TCI Satellite Entertainment, Inc.,
               dated as of October 21, 1996 (7)

      10.19  Subordinated Convertible Term Loan Agreement between Resnet Communications, Inc. and TCI Satellite
               Entertainment, Inc., dated as of October 21, 1996 (7)

      10.20  Option Agreement between Resnet Communications, Inc. and TCI Satellite Entertainment, Inc., dated as of
               October 21, 1996 (7)

      10.21  Standstill Agreement between Lodgenet Entertainment Corporation and TCI Satellite Entertainment, Inc.,
               dated as of October 21, 1996 (7)

      10.22  Stockholders' Agreement between Lodgenet Entertainment Corporation and TCI Satellite Entertainment,
               Inc., dated as of October 21, 1996 (7)

      10.23  Subscription Agreement between Resnet Communications, Inc. and TCI Satellite Entertainment, Inc., dated as of October 21, 1996 (7)

      10.24  First Amendment, dated October 17, 1996, to License Agreement between Nintendo of America, Inc. and
               Lodgenet Entertainment Corporation (8)

      11.1   Statement of computation of earnings per share (8)

      12.1   Statement of computation of ratios (8)

      21.1   Subsidiaries of the Company (8)

      23.1   Consent of Independent Public Accountants

      23.2   Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this
               Registration Statement)

      24.1   Power of Attorney (included on page II-7) (9)

      25.1   Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of Marine Midland Bank (9)

      27.1   Schedule of Financial Data for LodgeNet Entertainment Corporation and Subsidiaries (8)

      99.1   Form of Letter of Transmittal (9)

      99.2   Form of Exchange Agent Agreement (9)

      99.3   Form of Guaranteed Delivery Procedures (9)


------------------------

 + Confidential treatment has been requested with respect to certain portions of this agreement.

(1) Incorporated by Reference to the Company's Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission, September 24, 1993.

(2) Incorporated by Reference to the Company's Amendment No. 2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission, October 13, 1993.

(3) Incorporated by Reference to the Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the Securities and Exchange Commission, March 25, 1994.

(4) Incorporated by Reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as filed with the Securities and Exchange Commission, August 14, 1995.

(5) Incorporated by Reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, as filed with the Securities and Exchange Commission, November 14, 1995.

(6) Incorporated by Reference to the Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, April 1, 1996.

(7) Incorporated by Reference to TCI Satellite Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form 10 as filed with the Securities and Exchange Commission, October 29, 1996.

(8) Incorporated by Reference to the Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, March 18, 1997.


(9) Incorporated by Reference to the same exhibit number to Registrant's Form S-4 Registration Statement, File No. 333-23629.